UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONSOLIDATED FINANCIAL STATEMENTS

For the period ended

June 30, 2017

Sociedad Química y Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:

-	Report of Independent Register Public Accounting Firms
-	Consolidated Classified Statements of Financial Position
-	Consolidated Statements of Income by Function
-	Consolidated Statements of Comprehensive Income
-	Consolidated Statements of Cash Flows
-	Consolidated Statements of Changes in Equity
-	Notes to the Consolidated Financial Statements

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents –Consolidated Financial Statements

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
1

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
2

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
3

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
4

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
5

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
6

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Classified Statements of Financial Position

Assets	Note	As of June 30, 2017 ThUS$	As of December 31, 2016 ThUS$
		Unaudited	Audited
Current assets
Cash and cash equivalents	7.1	517,625	514,669
Other current financial assets	10.1	325,837	289,189
Other current non-financial assets	25	39,217	30,273
Trade and other receivables, current	10.2	381,441	368,761
Trade receivables due from related parties, current	9.5	55,574	82,259
Current inventories	8	951,857	993,072
Current tax assets	28.1	46,405	51,954
Current assets other tan assets classified as held-for-sale or disposal		2,317,956	2,330,177
Non-current assets or asset groups for disposal classified as held-for-sale		1,850	2,056
Total current assets		2,319,806	2,332,233

Non-current assets
Other non-current financial assets	10.1	30,683	34,099
Other non-current non-financial assets	25	31,161	24,690
Trade receivables, non-current	10.2	2,560	1,840
Investments classified using the equity method of accounting	11.1-12.3	109,332	113,140
Intangible assets other than goodwill	13.1	108,932	109,439
Goodwill	13.1	44,177	37,972
Property, plant and equipment	14.1	1,448,773	1,532,710
Tax assets, non-current	28.1	31,857	31,857
Deferred tax assets	28.3	457	664
Total non-current assets		1,807,932	1,886,411
Total assets		4,127,738	4,218,644

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
7

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Classified Statements of Financial Position, (continued)

Liabilities and Equity	Note	As of June 30, 2017 ThUS$	As of December 31, 2016 ThUS$
		Unaudited	Audited
Current liabilities
Other current financial liabilities	10.4	137,551	179,144
Trade and other payables, current	10.5	159,878	200,496
Trade payables due to related parties, current	9.6	1,251	7
Other current provisions	18.1	35,724	41,912
Current tax liabilities	28.2	47,299	75,872
Provisions for employee benefits, current	15.1	9,936	20,998
Other current liabilities	18.3	161,952	61,920
Total current liabilities		553,591	580,349

Non-current liabilities
Other non-current financial liabilities	10.4	1,062,886	1,093,438
Other non-current provisions	18.1	13,619	8,934
Deferred tax liabilities	28.3	222,988	206,119
Provisions for employee benefits, non-current	15.1	26,565	22,532
Total non-current liabilities		1,326,058	1,331,023
Total liabilities		1,879,649	1,911,372

Equity	17
Share capital		477,386	477,386
Retained earnings		1,724,784	1,781,576
Other reserves		(13,112)	(12,888)
Equity attributable to owners of the Parent		2,189,058	2,246,074
Non-controlling interests		59,031	61,198
Total equity		2,248,089	2,307,272
Total liabilities and equity		4,127,738	4,218,644

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
8

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income by Function

		January to June		April to June
	Note	2017 ThUS$	2016 ThUS$	2017 ThUS$	2016 ThUS$
		Unaudited

Revenue	27.1	1,023,865	881,459	505,719	489,614
Cost of sales	27.2	(666,015)	(620,967)	(325,812)	(342,682)
Gross profit		357,850	260,492	179,907	146,932

Other income	27.3	5,862	6,688	4,467	2,663
Administrative expenses	27.4	(46,087)	(40,807)	(23,876)	(22,716)
Other expenses by function	27.5	(13,396)	(9,611)	(7,621)	(3,167)
Other gains (losses)	27.6	(991)	755	85	(432)
Profit (loss) from operating activities		303,238	217,517	152,962	123,280
Finance income		5,716	5,591	3,345	1,284
Finance costs	22-27.8	(25,546)	(32,421)	(12,908)	(14,990)
Share of profit of associates and joint ventures accounted for using the equity method	11-12	7,824	10,596	3,169	4,852
Foreign currency translation differences	23	(4,707)	(1,594)	(6,375)	2,579
Profit (loss) before taxes		286,525	199,689	140,193	117,005
Income tax expense, continuing operations	28.3	(82,610)	(57,291)	(39,319)	(33,255)

Profit (loss) from continuing operations		203,915	142,398	100,874	83,750

Profit for the year		203,915	142,398	100,874	83,750
Profit attributable to
Owners of the Parent		204,386	141,613	101,154	83,087
Non-controlling interests		(471)	785	(280)	663
Profit for the year		203,915	142,398	100,874	83,750

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
9

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income by Function, (continued)

		January to June		April to June
	Note	2017	2016	2017	2016
		US$	US$	US$	US$
		Unaudited
Earnings per share
Common shares
Basic earnings per share (US$ per share	21	0.7766	0.5381	0.3843	0.3157

Diluted common shares
Diluted earnings per share (US$ per share)	21	0.7766	0.5381	0.3843	0.3157

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
10

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Comprehensive Income

	January to June		April to June
	2017	2016	2017	2016
Statement of comprehensive income	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Profit (loss) for the year	203,915	142,398	100,874	83,750
Other comprehensive income
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Other comprehensive income, before taxes, gains (losses) from new measurements of defined benefit plans	(606)	(1,014)	668	(1,013)
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	(606)	(1,014)	668	(1,013)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange difference
Foreign currency exchange gains I(losses) before taxes	(1,498)	1,316	(313)	(146)
Other comprehensive income before taxes	(1,498)	1,316	(313)	(146)
Financial assets available-for-sale
Profit (loss) from new measurements of available for sale financial assets net of taxes	(3,865)	-	(3,865)	-
Other comprehensive income before taxes	(3,865)	-	(3,865)	-
Cash flow hedges on defined benefit plans
Gains (losses) from cash flow hedges	2,133	(359)	(2,289)	2,635
Other comprehensive income before taxes	2,133	(359)	(2,289)	2,635

Total other comprehensive income that will be reclassified to profit for the year	(3,230)	(957)	(6,467)	2,489

Other items of other comprehensive income before taxes	(3,836)	(57)	(5,799)	1,476

Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income taxes related to new measurements of defined benefit plans in other comprehensive income	129	197	(117)	197
Accumulated income taxes related to items of other comprehensive income that will not be reclassified to profit for the year	129	197	(117)	197

Income taxes related to items of other comprehensive income that will be reclassified to profit for the year
Income taxes related to available for sale financial assets from other comprehensive income	(38)	-	(38)	-
Income taxes related to cash flow hedges in other comprehensive income	24	148	24	(617)
Accumulated income taxes related to items of other comprehensive income that will be reclassified to profit for the year	(14)	148	(14)	(617)
Total other comprehensive income	(3,721)	288	(5,930)	1,056
Total comprehensive income	200,194	142,686	94,944	84,806

Comprehensive income attributable to
Owners of the Parent	200,662	141,889	95,222	84,136
Non-controlling interests	(468)	797	(278)	670
Total comprehensive income	200,194	142,686	94,944	84,806

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
11

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows

Consolidated Statements of cash flows	Note	6/30/2017 ThUS$	6/30/2016 ThUS$
		Unaudited
Cash flows from operating activities

Cash receipts from sales of goods and rendering of services		1,002,485	866,528
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		-	1,295

Cash payments to suppliers for the provision of goods and services		(469,390)	(473,072)
Cash payments to and on behalf of employees		(131,935)	(91,575)
Other payments related to operating activities		(6,395)	(4,920)
Net cash generated from (used in) operating activities		394,765	298,256
Dividends received		1,481	2,167
Interest paid		(17,605)	(1,274)
Interest received		5,716	6,617
Income taxes paid		(33,446)	(38,263)
Other incomes (outflows) of cash		(52,072)	(8,503)

Net cash generated from (used in) operating activities		298,839	259,000

Cash flows from (used in) investing activities
Payments made to acquire interest in joint ventures		(42)	(25,000)
Proceeds from the sale of property, plant and equipment		3,569	572
Acquisition of property, plant and equipment		(48,307)	(64,399)
Proceeds from sales of intangible assets		1,291	1,706
Cash advances and loans granted to third parties		-	56
Proceeds from the repayment of advances and loans granted to third parties		21	-
Other inflows (outflows) of cash (*)		(31,602)	395,846

Net cash generated from (used in) investing activities		(74,715)	308,784

(*) Includes other cash receipts (payments), investments and redemptions of time deposits and other financial instruments, which do not qualify as cash and cash equivalents in accordance with IAS 7.7 as they record a maturity date from their date of origin greater than 90 days.

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
12

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows, (continued)

	Note	6/30/2017 ThUS$	6/30/2016 ThUS$

Cash flows used in financing activities

Proceeds from short-term borrowings		20,000	60,000
Total proceeds from borrowings		20,000	60,000
Repayment of borrowings		(83,697)	(200,000)
Dividends paid		(159,412)	(175,111)
Other cash receipts (payments)		-	(200,000)

Net cash generated used in financing activities		(223,109)	(515,111)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		1,015	52,673

Effects of exchange rate fluctuations on cash held		1,941	3,059
Net (decrease) increase in cash and cash equivalents		2,956	55,732

Cash and cash equivalents at beginning of period		514,669	527,259
Cash and cash equivalents at end of period		517,625	582,991

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
13

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2017	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272
Profit for the year	-	-	-		-	-	-	204,386	204,386	(471)	203,915
Other comprehensive income	-	(1,501)	2,157	(3,903)	(477)	-	(3,724)	-	(3,724)	3	(3,721)
Comprehensive income	-	(1,501)	2,157	(3,903)	(477)	-	(3,724)	204,386	200,662	(468)	200,194
Dividends	-	-	-	-	-	-	-	(257,678)	(257,678)	(1,699)	(259,377)
Increase (decrease) due to transfers and other changes	-	-	-	-	-	3,500	3,500	(3,500)	-	-	-
Increase (decrease) in equity	-	(1,501)	2,157	(3,903)	(477)	3,500	(224)	(56,792)	(57,016)	(2,167)	(59,183)

Equity as of June 30, 2017 (Unaudited)	477,386	(20,964)	2,221	(390)	(5,311)	11,332	(13,112)	1,724,784	2,189,058	59,031	2,248,089

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
14

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2016	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(14,035)	(1,699)	(2,386)	(1,677)	(19,797)	1,882,196	2,339,785	60,571	2,400,356
Profit for the year	-	-	-	-	-	-	141,613	141,613	785	142,398
Other comprehensive income	-	449	(211)	(792)	830	276	-	276	12	288
Comprehensive income	-	449	(211)	(792)	830	276	141,613	141,889	797	142,686
Dividends	-	-	-	-	-	-	(220,807)	(220,807)	(1,330)	(222,137)
Increase (decrease) in equity	-	449	(211)	(792)	830	276	(79,194)	(78,918)	(533)	79,451

Equity as of June 30, 2016 (Unaudited)	477,386	(13,586)	(1,910)	(3,178)	(847)	(19,521)	1,803,002	2,260,867	60,038	2,320,905

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
15

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 1	Identification and activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile, Tax Identification No.93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administración Building w/n - Maria Elena; Administración Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant s/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama s/n – San Pedro de Atacama, Minsal Mining Camp s/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office S/N, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the Chilean Superintendence of Securities and Insurance are as follows:

-	1700 (Mining)

-	2200 (Chemical products)

-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The ore deposit in northern Chile contains nitrate and iodine deposits. The brine deposits of the Salar de Atacama, in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
16

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium and sulfate in order to produce potassium chloride, potassium sulfate, lithium solutions, and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and specially potassium nitrate have had a leading role given the contribution they make to develop crops insuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major producer of iodine at worldwide level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: The Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is mainly not used for rechargeable batteries for small electrical appliances such as mobile phones, tablets and laptops. It is also used in industrial applications such as the manufacturing of glass, ceramics and lubricating greases. Other uses include the pharmaceutical and chemical industries.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
17

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business producing sodium nitrate, potassium nitrate and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries as Spain and the United States in their search for decreasing CO2 emissions.

Potassium: The potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, has a significant role for the developing of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its amount in vitamins and its physical appearance. Within this business line, SQM has also potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit).

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of June 30, 2017 and December 31, 2016, staff was detailed as follows:

	6/30/2017			12/31/2016
Employees	SQM S.A	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	41	71	112	31	72	103
Professionals	138	906	1,044	119	919	1,038
Technicians and operators	251	3,073	3,324	262	3,076	3,338
Foreign employees	16	277	293	8	264	272
Overall total	446	4,327	4,773	420	4,331	4,751

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
18

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of June 30, 2017 and December 31, 2016. In respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares. The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of June 30, 2017	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	54,198,593	45,02%	20,59%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,894,152	31,43%	7,007,688	5,82%	19,72%
Inversiones El Boldo Limitada	29,330,326	20,54%	16,363,546	13,59%	17,36%
Inversiones RAC Chile Limitada	19,200,242	13,44%	2,202,773	1,83%	8,13%
Potasios de Chile S.A.(*)	18,179,147	12,73%	-	-	6,91%
Inversiones PCS Chile Limitada	15,526,000	10,87%	1,600,000	1,33%	6,51%
Banco de Chile por Cuenta de Terceros no Residentes	-	-	8,941,307	7,43%	3,40%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6,16%	-	-	3,34%
Banco Itau por Cuenta de Inversionistas	20,950	0,01%	6,757,260	5,61%	2,58%
Banco Santander por cuenta de inversionistas extranjeros	-	-	3,896,903	3,24	1,48%

(*) Total Pampa Group 29.97%

Shareholder as of December 31, 2016	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	59,373,011	49.32%	22.56%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,894,152	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	1,600,000	1.33	6.51%
Banco de Chile on behalf of non-resident third parties	-	-	8,962,355	7.45%	3.41%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itaú on behalf of investors	20,950	0.01%	6,502,217	5.40%	2.48%
Inversiones La Esperanza Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

(*) Total Pampa Group 29.97%

On June 30, 2017 the total number of shareholders had risen to 1,229.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
19

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position for the periods ended June 30, 2017 and December 31, 2016.

-	Consolidated Statements of Changes in Equity for the periods ended June 30, 2017 and 2016.

-	Consolidated Statements of Comprehensive Income for the periods between January and June 30, 2017 and 2016.

-	Statements of Direct-Method Cash Flows for the periods ended June 30, 2017 and 2016.

2.2	Financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its Subsidiaries were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (hereinafter the “IASB”).

These consolidated financial statements fairly reflect the Company’s financial position, the comprehensive results of operations, changes in equity and cash flows occurring during the years then ended.

IFRS establish certain alternatives for their application. Those applied by the Company are detailed in this Note.

On October 17, 2014, the Chilean Superintendence of Securities and Insurance issued Official Communication No. 856 providing instructions for inspected entities to recognize in 2014 against equity differences in deferred tax assets and liabilities resulting directly from the increase in the corporate income introduced by Law No. 20.780. Such accounting treatment differs from that provided by International Accounting Standard 12 (IAS 12) and, accordingly, represented a change in the accounting framework for the preparation and presentation of financial information that had been adopted through such date.

Considering that indicated in the preceding paragraph, this represented a specific and temporary departure from the IFRS, starting from 2016 and in conformity with that established in paragraph 4ª of IFRS 1, the Company has decided to retrospectively apply such standards (in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”) as if had never ceased their application.

Because of that indicated in the preceding paragraph it does not amend any of the accounts disclosed in the statements of financial position as of June 30, 2017 and 2016 or those as of December 31, 2016 and 2015 in conformity with that indicated in paragraph 40A of IAS 1 “Presentation of Financial Statements”, the presentation of the statement of financial position as of January 1, 2015 (third column) is not necessary.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
20

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 2	Basis of presentation for the consolidated financial (continued)

2.2	Financial statements, continued

The accounting policies used for the preparation of the annual consolidated accounts comply with all IFRS in issue at the reporting date.

For the closing date of these financial statements certain reclassifications have been mad for the captions current tax assets, other non-current financial assets, equity accounted investees, current tax assets, non-current as of December 31, 2016, for consistent presentation and comparability to the figures as of June 30, 2017.

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.
-	Financial derivatives at fair value; and
-	Staff severance indemnities and pension commitments at actuarial value
-	Certain financial investments classified as available for sale measured at fair value with a counterparty in other comprehensive income.
-	Other current and non-current asset and financial liabilities at amortized cost

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
21

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

New accounting pronouncements

a)          The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2017:

Amendments and improvements	Mandatory for annual periods beginning on
Amendment to IAS 7 “Statement of Cash Flows.” Issued in February 2016. The amendment introduces additional disclosures allowing users of the financial statements to assess changes in obligations from financing activities.	01/01/2017

Amendment to IAS 12 “Income Taxes.” Issued in February 2016. The amendment clarifies how to account for deferred taxes associated with debt securities measured at their fair value.	01/01/2017

Amendment to IFRS 12 “Disclosure of Interest in Other Entities.” Issued in December 2016. The amendment clarifies the scope of this standard. Such amendments must be applied retrospectively to annual periods beginning on January 1, 2017.	01/01/2017

Amendment to IAS 28 “Investments in Associates and Joint Ventures”, related to the measurement of the associate or joint venture at fair value. Issued in December 2016.	01/01/2017

The adoption of the standards, amendments and interpretations indicated above has no significant impact on the Company’s consolidated financial statements.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
22

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

b)           Standards, interpretations and amendments issued, not effective for the financial statements beginning on January 1, 2016, which the Company has not adopted early are as follows:

Standards and interpretations	Mandatory for annual periods beginning on

IFRS 9 “Financial Instruments” – Issued in July 20014. The IASB has issued the full version of IFRS 9, which supersedes the application guidance in IAS 39. This final version includes requirements on the classification and measurement of financial assets and financial liabilities and an expected credit losses model that replaces the incurred loss impairment model used today. The final hedging accounting part of IFRS 9 was issued in November 2013. Early adoption is permitted.	01/01/2018

IFRS 15 “Revenue from Contracts with Customers” – Issued in May 2014. This standard establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. For such purposes, the basic principle is that an entity will recognize revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expects to receive in exchange for such goods or services. The application of this standard will replace IAS 11 Construction Contracts and IAS 18 Revenue, as well as IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue-Barter Transactions Involving Advertising Services. Earlier adoption is permitted.	01/01/2018

IFRS 16 “Leases” – issued in January 2016 establishes the principle for the recognition, measurement, presentation and disclosure of leases. IFRS 16 supersedes the current IAS 17 and introduces a single model for accounting recognition for lessees and requires a lessee to recognize the assets and liabilities of all lease contracts over a term of more than 12 months, unless the underlying asset has a low value. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, early adoption is permitted for entities applying IFRS 15 or prior to the date of initial application of IFRS 16.	01/01/2019

IFRS 17 "Insurance Contracts" Issued in May 2017, it replaces the current IFRS 4. IFRS 17 will mainly amend the accounting for all entities issuing insurance contracts and investment contracts with discretionary involvement characteristics. This standard is applicable to all annual periods beginning on January 1, 2021 and early adoption is allowed provided that the entity applies IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial Instruments."	01/01/2021

IFRIC 22 “Foreign Currency Transactions and Advance Consideration.” Issued in December 2016. This interpretation is applicable to a transaction in foreign currency (or a portion thereof) if an entity recognizes a non-financial asset or non-financial liability arising from the payment of receipt of an advance consideration prior to the entity recognizing the related asset, expense or income (or the applicable portion thereof). The interpretation provides guidance for when a single payment / receipt occurs, as well as for situations in which multiple payments / receipts are made. It is intended to reduce diversity in practice	01/01/2018

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
23

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on

IFRIC 23 “Uncertainty over Income Tax Treatments.” Issued in June 2016. This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 when uncertainty over the income tax treatments exists.	01/01/2013

Amendment to IFRS 15 "Revenue from Contracts with Customers." Issued in April 2016. This amendment provides clarification for the guidance for the identification of performance obligations in contracts with customers, the accounting for intellectual property license and the assessment of principal versus agent (gross presentation vs. net presentation of revenue). It includes new and amended illustrative examples, as well as practical examples related to the transition to the new revenue standard.	01/01/2018

Amendments to IFRS 10: Separate Financial Statements" and IAS 28 "Investments in Associates and Joint Ventures." Issued in September 2014. Such amendment addresses an inconsistency between the requirements in IFRS 10 and IAS 28 for the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (either in a subsidiary or not) and a partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even if such assets are housed in a subsidiary.	Not yet determined

As of june 30, 2017 the Company's management is in the process of assessing the impacts on the consolidated financial statements of the adoption of IFRS 9, IFRS 15 and IFRS 16. However, for the remaining standards, amendments and interpretations described above, it believes they will not have any significant impact for the initial application period.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
24

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

Relate to all the entities on which Sociedad Química y Minera de Chile S.A. has control when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those variable returns through its power over the entity. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquiree.

Companies included in consolidation:

				Ownership interest
				06/30/2017			12/31/2016
TAX ID No.	Foreign subsidiaries	Country of origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Netherlands	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Netherlands	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Netherlands	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.1597	99.8403	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Colombia SAS	Colombia	US$	0.0000	100.0000	100.0000	-

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
25

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
				6/30/2017			12/31/2016
TAX ID No.	Foreign subsidiaries	Country of origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996

				Ownership interest
				6/30/2017			12/31/2016
TAX ID No.	Domestic subsidiaries	Country of origin	Functional currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	-	51.0000	51.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	-	100.0000	100.0000
76.686.311-9	Compañia Minera Arfwedson Spa	Chile	US$	100.0000	-	100.0000	-

(a)	The Company consolidated Comercial Agrorama Ltda. as it has the control of this company’s relevant activities.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
26

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

Profit or loss of subsidiaries acquired or disposed during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the date control is lost, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
27

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.6	Significant accounting judgments, estimates and assumptions

Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRSs, as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment, and intangible assets and their residual value -Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations. See notes 3.24, 13 and 14.

-	Impairment losses of certain assets - Assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management. See notes 13 and 14

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments- See Note 15;

-	Contingencies – The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. See note 18 and 19.

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moist, among others), and related allowance - Inventory valuation requires judgment to determine obsolescence and estimates of provisions for obsolescence to ensure that the carrying value of inventory is not in excess of net realizable value. See note 8.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
28

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their remaining recovery (maturity) dates; i.e., those maturing on a date equal to or lower than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars” or “US$”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
29

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

The main exchange rates used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	6/30/2017	12/31/2016
	US$	US$

Brazilian real	3.31	3.25
New Peruvian sol	3.25	3.35
Argentine peso	16.62	15.84
Japanese yen	112.43	116.83
Euro	0.88	0.95
Mexican peso	18.14	20.63
Australian dollar	1.30	0.72
Pound Sterling	0.77	0.81
South African rand	13.07	13.70
Ecuadorian dollar	1.00	1.00
Chilean peso	664.29	669.47
UF	40.14	39.36

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary item that provide effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the disposal of the investment; at the time they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary item are also recognize in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
30

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. establishes, as basis, the control exercised in subsidiaries, to determine their share in the consolidated financial statements. Control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group, the consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible in known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year, determined using the direct method.

3.6	Financial assets

Management determines the classification of its financial assets at the time of initial recognition, on the basis of the business model for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IAS 39, financial assets are measured initially at fair value plus transaction costs that may have been incurred and are directly attributable to the acquisition of the financial asset. Subsequently, financial assets are measured at amortized cost or fair value.

The Company assesses, at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
31

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IAS 39, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. For financial liabilities that have been initially recognized at fair value through profit or loss, these will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss. By doing so, this eliminates and/or significantly reduces measurement or recognition inconsistency that would otherwise have arisen from the measurement of assets or liabilities or from the recognition of gains and losses from them on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has a legally enforceable right of setting off the amounts recognized and has the intent of settling for the net amount of realizing the asset and settling the liability simultaneously.

3.10	Reclassification of financial instruments

At the time when the Company changes its business model for managing financial assets, it will reclassify the financial assets affected by the new business model.

For financial liabilities these could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, subsequently, are assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

Fair value hedge of assets and liabilities recognized (fair value hedges);

Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
32

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

The Company also documents its evaluation both at the beginning and at the end of each period if derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months, and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognised in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognised in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity using a recalculated effective interest rate.

b)	Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other comprehensive income, whereas any ineffective portion is immediately recognized with a debit or credit to profit or loss, as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, or exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs..

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
33

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.12	Available for sale financial assets

Available for sale financial assets are non-derivative financial assets, which have been designated as available for sale and are not classified in any of the previous categories of financial instruments. Available for sale financial instruments are initially recognized at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are recognized at fair value and changes other than impairment losses are recognized in other comprehensive income and presented in equity in the fair value reserve. If an investment is derecognized, the accumulated gain or loss is reclassified to profit or loss.

3.13	Derecognition of financial instruments

In accordance with IAS 39, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished.

3.14	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transact ion costs are recognized when incurred. Subsequent to initial recognition, changes in fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments. As of June 30, 2017 and December 31, 2016, there are no embedded derivatives.

3.15	Fair value initial measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
34

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.16	Leases

(a)	Lease - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership of the asset. Finance leases are capitalized at the beginning of the lease, at the lower of the fair value of the leased asset or the present value of minimum lease payments.

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year.

(b)	Lease – Operating lease

Leases in which the lessor maintains a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lessor) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

3.17	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under other non-financial assets.

3.18	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed and determinable payments and are not quoted in any active market. These arise from sales operations involving the products and/or services, of which the Company commercializes directly to its customers.

These assets are initially recognized at their fair value and subsequently at amortized cost according to the effective interest rate method, less a provision for impairment loss. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it, according to the original terms of receivables.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
35

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.19	Inventory measurement

The Company states inventories at the lower of cost and net realizable value. The cost price of finished products and products in progress includes the direct cost of materials and, when applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained, and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price, less all finishing estimated costs and costs which will be incurred in commercialization, sales, and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording an estimate with a charge to income when these are overstated. When a situation arises whereby the circumstances, which previously caused the rebate to cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated, net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density and humidity, among others).

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the average price method.

3.20	Investments in associates and joint ventures

Interests in companies on which joint control is exercised (joint venture) or where an entity has significant influence (associates) are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

Under this method, the investment is recognized in the statement of financial position at cost plus changes, subsequent to the acquisition, and considering the proportional share in the equity of the associate. For such purposes, the interest percentage in the ownership of the associate is used. The associated goodwill acquired is included in the carrying amount of the investee and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

Unrealized gains for transactions with affiliates or associates are eliminated considering the interest percentage the Company has on such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
36

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.20	Investments in associates and joint ventures, continued

Changes in the equity of associates are recognized considering the proportional amounts with a charge or credit to “Other reserves” and classified considering their origin.

Reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued, suspending the recognition of proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected at zero value in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value, and the proportional share of profit or loss recognized in conformity with the share of equity are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

3.21	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity separate from equity attributable to the owners of the Parent.

3.22	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. Also, these transactions have been eliminated in consolidation. Expiration conditions for each case vary according to the originating transaction.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
37

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.23	Property, plant and equipment

Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.         Accrued interest expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

2.         The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as incurred.

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from daily maintenance of property, plant and equipment are recognized when incurred.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
38

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.24	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

In the case of mobile equipment depreciation is performed depending on the hours of operation

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below.

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)
Mining assets	3	10
Energy generating assets	2	16
Buildings	2	30
Supplies and accessories	2	15
Office equipment	3	20
Transport equipment	3	20
Network and communication equipment	2	15
IT equipment	2	15
Machinery, plant and equipment	2	30
Other property, plant and equipment	1	30

3.25	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
39

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.26	Intangible assets other than goodwill

Intangible assets mainly relate to water rights, rights issue, electric line easement expenses and software license and development expenses.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under intangible assets. Amounts paid are capitalized at the date of the agreement and charged to the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses of employees that develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean Government. Property rights are usually obtained with no initial cost (other than the payment of mining patents and minor recording expenses) and upon obtaining rights on these concessions, these are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

No impairment of intangible assets exists as of June 30, 2017 and December 31, 2016.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
40

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.27	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.28	Prospecting expenses

The Company has mining property and concession rights from the Chilean Government and acquired from third parties other than the Chilean Government, destined to the exploitation of caliche ore and saltpeter deposits and also the exploration of this type of deposits.

Upon obtaining these rights, the Company initially records disbursements directly associated with the exploration and evaluation of deposits (associated with small deposits with trading feasibility) as asset at cost. Such disbursements include the following concepts:

-	Disbursements for geological reconnaissance evaluation

-	Disbursements for drilling

-	Disbursements for drilling work and sampling

-	Disbursements for activities related to technical assessment and trading feasibility of drilling work

-	And any disbursement directly related to specific projects where its objective is finding mining resources.

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those that finally will deliver future benefits to the Company (profitable projects) and those projects for which it is not probable that economic benefit will flow to the Company in the future (i.e., when the mine site has low ore grade and its exploitation is not economically profitable).

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is directly expensed. Otherwise, it is held in the caption “other non-current assets”, reclassifying the portion related to the area to be exploited in the year in the caption inventories and such amount is amortized as production cost on the basis of estimated tons to be extracted.

The technical reasons for this classification correspond to the fact that this is an identifiable non-monetary asset that is owned to be used in the production of our processes as a main raw material.

For this reason and because our disbursements correspond to proven reserves with a trading feasibility and used as main raw material in our production processes, these are presented as inventories that will be exploited within the commercial year and the remainder as development expenses for small deposits and prospecting expenses in the caption “other non-current assets”.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
41

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.29	Impairment of non-financial assets

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

For assets other than acquired goodwill, an annual evaluation is conducted of whether there are impairment loss indicators recognized previously that might have already decreased or ceased to exist. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

3.30	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by the unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year with a minimum of 30% of its profit, except when the Company records unabsorbed losses from prior years. However, the Company defines as policy the distribution of 50% of its profit for the year, unless decided otherwise by the unanimous vote by the shareholders at the General Shareholders´ meeting held each year.

On April 11, 2017, the Company’s Board of Directors at the extraordinary meeting recommended to the Ordinary Shareholders’ Meeting (the Meeting) which was held on April 28, 2017, that the Company distributes and pays as dividend declared 100% of net profit for distribution obtained by the Company during the commercial year 2016. Such recommendation was accepted by the Meeting.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
42

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.30	Minimum dividend, continued

For 2017, the Company has defined the following dividend policy: (a) Distributing and paying as dividend declared and in favor of the related shareholder, a percentage of the profits that will be determined as per the following financial parameters.

(i) 100% of the profit for 2017 if all the copulative financial parameters are met: (a) that the addition of cash and cash equivalents and other current financial assets (“Cash”) divided by the addition of other current financial liabilities (the “Short-term Financial Liabilities”) is equal to or higher than 2.5 times, and (b) the addition of current liabilities and non-current liabilities (“Total Liabilities”) divided by total equity (“Equity”) is equal to or lower than 1.1 times.

(ii) 80% of profit for 2017 if all the following copulative financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or higher than 2.0 times, and (b) Total Liabilities divided by Total Equity is equal to or lower than 1.2 times.

(iii) 60% of profit for 2017 if all the following copulative financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or higher than 1.5 times, and (b) Total Liabilities divided by Total Equity is equal to or lower than 1.3 times. Should none of these parameters be met, the Company will distribute and pay as dividend declared and in favor of the related shareholders, 50% of profit for 2017.

3.31	Earnings per share

The basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that implies the disclosure of diluted earnings per share.

3.32	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried at amortized cost using the effective interest rate method.

3.33	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value net of transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which they are accrued following a financial criterion.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
43

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.34	Other provisions

Provisions are recognized when:

-	The Company has a present obligation or constructive obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is maintaining provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
44

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.35	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force, formalized through collective employment agreements and individual employment contracts, except for the United States that is regulated in accordance with employment plans in force up to 2002. (See more details in Note 15.4)

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. This, considering criteria in force contained in the revised IAS 19.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 4.577% and 4.522% for the periods ended June 30, 2017 and December 31, 2016, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 4.5% interest rate for 2016 and 5.00% for 2015. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 15.4).

3.36	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 16).

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
45

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.37	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably. It is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity related revenue are complied with, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers. When the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.38	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
46

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.38	Finance income and finance costs, continued

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exist, the average financing rate of the subsidiary that makes the investment is utilized. Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

3.38	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
47

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.38	Income tax and deferred taxes, continued

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

3.39	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different from those of other segments that operate in other economic environments.

For assets and liabilities, the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
48

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 3	Significant accounting policies (continued)

3.40	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

Potentially, additional known or unknown risks may exist, of which we currently deem not to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
49

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 4	Financial risk management, continued

4.2	Risk factors

4.2.1	Market risk

Market risk refers to the uncertainty associated with fluctuations in market variables affecting the Company’s assets and liabilities, including:

a)	Country risk: The economic situation of the countries where the Company operates may affect its financial position. For example, sales conducted in emerging markets expose SQM to risks related to economic conditions and trends in those countries. In addition, inventories may also be affected by the economic scenario in such countries and/or the global economy, among other probable economic impacts.

b)	Price risk: The Company’s product prices are affected by the fluctuations in international prices of fertilizers and chemicals, as well as changes in productive capacities or market demand, all of which might affect the Company’s business, financial position and results of operations.

c)	Commodity price risk: The Company is exposed to changes in commodity prices and energy which may have an impact on its production costs that may cause unstable results.

As of to-date, the SQM Group incurs an annual expenditure of approximately US$118 million associated with fuel, gas, energy and equivalents from which US$78 million related to direct electrical supply consumption. A change of 10% in the prices of energy required for the Company’s operations may involve costs of approximately US$12 million in short-term movements.

The markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and price high volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products which the Company trades, vary mainly depending on the production of top producers and their related business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

d)	Quality standards: In the markets in which we operate, customers might impose quality standards on our products and/or governments could enact more stringent standards for the distribution and/or use of our products. Consequently, we might not be able to sell our products if we are not able to meet those new standards. In addition, our production costs might increase to meet such new standards. Not being able to sell our products in one or more markets or to key customers might significantly affect our business, financial position or the results of our operations.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
50

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 4	Financial risk management, continued

4.2.2	Credit risk

A contraction of the global economy and the potentially adverse effects in the financial position of our customers may extend the receivables recovery period for SQM, increasing its exposure to doubtful account risk. While measures have been taken to minimize such risk, the global economic situation may result in losses that might have a material adverse effect on the Company’s business, financial position or results of operations.

To mitigate these risks, SQM actively controls debt collection and has established certain safeguards which include loan insurance, letters of credit, and prepayments for a portion of receivables.

Financial investments correspond to time deposits with maturities exceeding 90 days and less than 360 days from the investment date, so they are not exposed to significant market risks.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

		Rating Institution			06/30/2017
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco BBVA Chile	Time deposits	P-1	A-2	-	3,700
Banco Crédito e Inversiones	Time deposits	P-1	-	N1+	14,535
Banco de Chile	Time deposits	P-1	A-1	-	11,515
Banco Santander - Santiago	Time deposits	P-1	A1	N1+	8,916
BBVA Banco Francés	Time deposits	-	-	-	186
Itau-Corpbanca	Time deposits	P-1	A-2	-	71,268
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	P-1	-	-	159,758
Legg Mason - Western Asset Institutional Cash Reserves	Investment fund deposits	-	-	-	158,510
Banco Estado	Time deposits	P-1	A1	F1	6,317
Nedbank	Time deposits	P-3	F3	-	5,835
Total					440,540

		Rating Institution			06/30/2017
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	90 days to 1 year	P-1	-	N1+	139,068
Banco Itau Chile	90 days to 1 year	-	A-2	-	15,129
Itau-Corpbanca	90 days to 1 year	P-1	A-2	-	39,995
Banco Santander - Santiago	90 days to 1 year	P-1	A1	N1+	75,680
Banco Security	90 days to 1 year	-	A-3	N1+	15,120
Morgan Stanley	90 days to 1 year	A-2	A-2	F1	3,581
Scotiabank Sud Americano	90 days to 1 year	-	-	N1+	27,189
Total					315,762

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
51

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 4	Financial risk management, continued

4.2.3	Currency risk

As a result of its influence on price level determination as well as its relationship with cost of sales, and since a significant portion of the Company’s business transactions are performed in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the value of the U.S. dollar. Accordingly, SQM has entered into hedge contracts to mitigate the exposure generated by its main mismatches (assets, net of liabilities) in currencies other than the U.S. dollar against the foreign exchange fluctuation. These contracts are periodically updated depending on the mismatch amount to be hedged in such currencies. Occasionally, and subject to the Board of Directors’ approval, in the short-term the Company insures cash flows from certain specific items in currencies other than the U.S. dollar.

A significant portion of the Company’s costs, particularly payroll, is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the U.S. dollar would affect the Company’s profit for the period. Approximately US$317 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

As of June 30, 2017, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated in UF, with a fair value of US$26.8 million against SQM. As of June 30, 2016, this amounts to US$53 million in against SQM.

As of June 30, 2017, the Chilean peso to U.S. dollar exchange rate was Ch$664.29 per US$1.00 (Ch$ 661.37 per US$ 1.00 as of June 30, 2016).

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
52

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 4	Financial risk management, continued

4.2.4	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has current and non-current debts valued at LIBOR, plus a spread. The Company is partially exposed to fluctuations in such rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

As of June 30, 2017, approximately 2% of the Company’s financial liabilities are measured at LIBOR. Accordingly, any significant increase in this rate may have an impact on the Company’s financial position. A 100 basic point variation in this rate may trigger variations in financial expenses of close to US$ 0.03 million. However, this effect is significantly counterbalanced by the returns of the Company’s investments that are also strongly related to LIBOR.

In addition, as of June 30, 2017, the Company's financial liabilities are mainly concentrated in the long-term and approximately 7% have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

4.2.5	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 30 2016, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$330 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
53

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 4	Financial risk management, continued

4.2.5	Liquidity risk, continued

	Nature of undiscounted cash flows
As of June 30, 2017	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(in millions of US$)
Other non-derivative financial liabilities
Bank borrowings	80.47	80.7	-	-	80.7
Unsecured obligations	1,092,76	54,26	534,88	783,70	1,372,84
Subtotal	1,173,23	134,96	534,88	783,70	1,453,54
Other derivative financial liabilities
Hedging liabilities	29.06	(12.65)	2.47	37.42	27.24
Derivative financial instruments	(0.73)	(0,73)	-	-	(0.73)
Subtotal	28.33	(13,38)	2,47	37,42	26.51
Total	1,201,56	121,58	537,35	821,12	1,480,05

	Nature of undiscounted cash flows
As of December 31, 2016	Carrying amount	Less than 1	1 to 5 years	Over 5 years	Total
(in millions of US$)
Other non-derivative financial liabilities
Bank borrowings	101.27	102.08	-	-	102.08
Unsecured obligations	1,130,22	94,76	479,54	873,91	1,448,21
Subtotal	1,231,49	196,84	479,54	873,91	1,550,29
Other derivative financial liabilities
Hedging liabilities	42.62	17.20	40.33	(23,58)	33.95
Derivative financial instruments	(2,175)	(2.18)	-	-	(2.18)
Subtotal	40.45	15.02	40.33	(23.58)	31.77
Total	1,271,94	211,86	519,87	850,33	1,582,06

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
54

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 5	Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

The Company had no changes in the determination of accounting estimates at the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of June 30, 2017, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period (for further details refer to Note 2.6).

The consolidated statements of financial position as of June 30, 2017 and December 31, 2016 and the statements of comprehensive income, changes in equity and cash flows for the periods ended June 30, 2017 and 2016, have been prepared in accordance with the Standards issued by the Chilean Superintendence of Securities and Insurance (SVS), which consider the International Financial Reporting Standards (IFRS).

The accounting principles and criteria were applied consistently.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
55

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	6/30/2017	12/31/2016
	ThUS$	ThUS$

Assets	3,853,009	3,824,137
Liabilities	(1,663,951)	(1,578,063)
Equity	2,189,058	2,246,074

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.97% as of June 30, 2017 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Limitada	3.34
Total Pampa Group		29.97

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
56

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of June 30, 2017 and December 31, 2016, the general information of the companies on which the Company exercises control and significant influence is as follows:

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6381	60.6381
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda. (*)	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
Compañia Minera Arfwedon SPA	76.686.311-9	Los Militares 4290, Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

(*) SQM is the Parent of Soquimich Comercial and, in its turn, the latter is the Parent of Comercial Agrorama Ltda.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
57

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 6	Background of companies included in consolidation (continued)

6.4       General information on consolidated subsidiaries, continued

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	0.1597	99.8403	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Antwerp, Belgium	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	0.0010	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
58

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdam	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Delhi, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia	Colombia	US$	-	100.0000	100.0000

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
59

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 6	Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non- controlling interests.	Profit (loss) attributable to non-controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		6/30/2017	12/31/2016	6/30/2017	12/31/2016	6/30/2017	12/31/2016
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	391	1,360	8,185	8,303	510	1,163
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	(780)	2,378	48,449	50,416	1,189	1,851
Comercial Agrorama Ltda.	30%	(82)	(106)	119	201	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	-	2	2,277	2,277	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		(471)	3,634	59,031	61,198	1,699	3,014

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
60

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

	06/30/2017
	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
	Current	Non-current	Current	Non-current
Subsidiary	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	719,261	44,181	696,526	4,607	52,236	3,535	3,567
Proinsa Ltda.	55	1	-	-	-	(2)	(2)
SQMC Internacional Ltda.	203	-	-	-	-	(2)	(2)
SQM Potasio S.A.	227,220	814,858	43,141	23,213	2,047	139,014	139,916
Serv. Integrales de Tránsito y Transf. S.A.	92,188	36,993	121,704	1,041	17,306	2,537	2,524
Isapre Norte Grande Ltda.	509	758	528	137	283	31	33
Ajay SQM Chile S.A.	16,796	1,191	876	407	10,974	798	798
Almacenes y Depósitos Ltda.	280	46	1	-	-	(4)	32
SQM Salar S.A.	734,239	796,552	543,315	198,139	463,002	174,589	175,208
SQM Industrial S.A.	1,324,952	633,440	967,539	93,553	313,183	8,797	9,869
Exploraciones Mineras S.A.	534	31,684	6,157	-	-	(19)	(19)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	349	590	540	323	178	31	12
Soquimich Comercial S.A.	142,429	14,603	32,874	1,072	33,150	(1,981)	(1,977)
Comercial Agrorama Ltda.	8,054	1,669	9,285	39	5,119	(274)	(276)
Comercial Hydro S.A.	5,213	49	30	13	15	51	51
Agrorama S.A.	10,215	1,060	12,755	47	4,231	(592)	(596)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	375	4,278	5	-	-	-	-
Compañia Minera Arfwedon SPA	10	-	-	-	-	-	-
SQM North America Corp.	156,973	15,523	184,488	782	148,557	1,910	1,642
RS Agro Chemical Trading Corporation A.V.V.	5,165	-	8	-	-	(15)	(15)
Nitratos Naturais do Chile Ltda.	2	140	3,455	-	-	(113)	(113)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	107,701	3,575	-	-	(6,621)	(5,073)
SQM Perú S.A.	270	1	1,166	-	-	25	25
SQM Ecuador S.A.	16,900	109	14,664	40	13,377	898	898
SQM Brasil Ltda.	194	1	700	2,346	161	(71)	(71)
SQI Corporation N.V.	-	21	61	-	-	(7)	(7)
SQMC Holding Corporation L.L.P.	23,966	14,166	1,000	-	-	602	602
SQM Japan Co. Ltd.	29,908	293	27,416	576	41,917	(2,298)	2,861

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
61

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

06/30/2017
	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
	Current	Non-current	Current	Non-current
Subsidiary	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	405,720	2,725	366,419	-	418,416	(9,167)	(9,167)
SQM Italia SRL	1,176	-	15	-	-	-	-
SQM Indonesia S.A.	4	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	-	-
SQM Virginia LLC	14,805	14,350	14,805	-	-	(6)	(6)
SQM Comercial de México S.A. de C.V.	78,587	1,810	52,484	(210)	95,972	1.571	1,571
SQM Investment Corporation N.V.	62,714	101	21,868	861	-	(6,014)	(6,014)
Royal Seed Trading Corporation A.V.V.	30,010	-	49,798	-	-	1,338	1,338
SQM Lithium Specialties LLP	15,757	3	1,264	-	-	(6)	(6)
Soquimich SRL Argentina	189	-	173	-	-	(16)	(16)
Comercial Caimán Internacional S.A.	261	-	1,122	-	-	2	2
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	222	78	674	67	1,341	(55)	(55)
SQM Nitratos México S.A. de C.V.	41	5	22	8	132	3	3
Soquimich European Holding B.V.	51,121	112,012	68,508	1,150	-	(7,388)	(5,838)
SQM Iberian S.A.	72,435	1,335	63,778	4	87,485	38	3.539
SQM Africa Pty Ltd.	80,160	1,334	76,912	-	52,762	(2,124)	(2,124)
SQM Oceanía Pty Ltd.	3,041	-	1,080	-	789	143	143
SQM Agro India Pvt. Ltd.	1	-	1	-	-	-	-
SQM Beijing Commercial Co. Ltd.	3,532	23	1,331	-	1,474	72	72
SQM Thailand Limited	11,138	6	8,348	-	2,078	(150)	(150)
SQM Colombia SAS	3	-	-	-	-	(8)	(8)
Total	4,353,424	2,656,201	3,400,579	328,215	1,766,185	299,052	313,171

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
62

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2016
	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
	Current	Non-current	Current	Non-current
Subsidiary	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	656,221	54,180	644.,610	5,990	96,235	12,178	12,164
Proinsa Ltda.	56	1	-	-	-	(4)	(4)
SQMC Internacional Ltda.	204	-	-	-	-	(3)	(3)
SQM Potasio S.A.	176,976	722,965	37,167	26,933	5,902	253,322	252,435
Serv. Integrales de Tránsito y Transf. S.A.	75,296	36,407	107,567	224	30,315	(18,192)	(18,362)
Isapre Norte Grande Ltda.	664	746	714	131	3,053	23	23
Ajay SQM Chile S.A.	17,240	1,069	975	388	28,035	2,776	2,776
Almacenes y Depósitos Ltda.	278	45	1	-	-	(10)	105
SQM Salar S.A.	785,127	828,606	751,857	195,369	975,326	316,182	316,024
SQM Industrial S.A.	1,212,960	658,277	882,593	97,714	600,075	17,262	21,790
Exploraciones Mineras S.A.	510	31,598	6,027	-	-	(286)	(284)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	337	632	614	291	2,265	85	-
Soquimich Comercial S.A.	153,068	14,663	38,533	1,115	134,501	6,041	6,020
Comercial Agrorama Ltda.	10,759	1,589	11,644	35	15,185	(356)	(341)
Comercial Hydro S.A.	5,242	56	115	15	47	350	350
Agrorama S.A.	12,348	842	14,078	37	16,462	(582)	(584)
Orcoma SpA	-	2,360	14	-	-	(1)	(1)
Orcoma Estudio SpA	671	4,135	159	-	-	4	4
SQM North America Corp.	175,834	15,621	204,201	485	228,229	(27,821)	(29,082)
RS Agro Chemical Trading Corporation A.V.V.	5,179	-	8	-	-	(23)	(23)
Nitratos Naturais do Chile Ltda.	6	251	3,456	-	-	(175)	(175)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	116,267	3,568	-	-	2,479	5,819
SQM Perú S.A.	249	1	1,170	-	8	(165)	(165)
SQM Ecuador S.A.	18,870	121	17,538	41	24,161	471	471
SQM Brasil Ltda.	200	1	714	2,266	296	(173)	(173)
SQI Corporation N.V.	-	23	55	-	-	(17)	(17)
SQMC Holding Corporation L.L.P.	23,135	13,936	1,000	-	-	1.977	1,977
SQM Japan Co. Ltd.	2,868	276	6,708	561	3,013	(7,615)	(7,615)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
63

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

12/31/2016
	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
	Current	Non-current	Current	Non-current
Subsidiary	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	365,805	2,510	317,147	-	723,192	6,118	8,075
SQM Italia SRL	1,086	-	14	-	-	-	-
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	-	-
SQM Virginia LLC	14,811	14,357	14,811	-	-	(3)	(3)
SQM Comercial de México S.A. de C.V.	73,791	2,200	49,048	-	186,769	(1,757)	(1,757)
SQM Investment Corporation N.V.	53,037	117	6,191	863	-	(5,441)	(5,441)
Royal Seed Trading Corporation A.V.V.	28,662	-	49,788	-	-	(914)	(719)
SQM Lithium Specialties LLP	15,763	3	1,264	-	-	(3)	(3)
Soquimich SRL Argentina	209	-	177	-	-	(12)	(12)
Comercial Caimán Internacional S.A.	259	-	1,122	-	-	(2)	(2)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	148	24	504	55	2,687	268	268
SQM Nitratos México S.A. de C.V.	41	1	24	6	266	(2)	(2)
Soquimich European Holding B.V.	55,198	115,761	65,005	3,142	-	1,025	5,581
SQM Iberian S.A.	81,119	1,709	73,198	-	146,677	3,501	9,464
SQM Africa Pty Ltd.	89,627	1,399	84,292	-	92,122	(7,627)	(7,627)
SQM Oceanía Pty Ltd.	2,387	-	570	-	2,383	(99)	(99)
SQM Agro India Pvt. Ltd.	1	-	1	-	-	(3)	(3)
SQM Beijing Commercial Co. Ltd.	2,285	30	171	-	5,106	(34)	(34)
SQM Thailand Limited	10,228	5	7,288	-	5,579	319	319
SQM Vitas Spain S.A.	2,287	686	1,583	-	13,673	157	253
Total	4,137,292	2,643,621	3,407,438	335,661	3,341,562	553,218	571,387

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
64

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 6	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions conducted in 2017

On January 10, 2017, SQM Japan Co. Ltd. Increased its capital by ThUS$ 8,676 where solely Soquimich European Holding B.V. agreed to such increase, resulting in such company increasing its interest from 46.24% to 84.03%, amending the interest by SQM S.A. from 0.54% to 0.16% and that of SQM Potasio S.A. from 53.22% to 15.81%. This generated no effects on the consolidated profit of SQM S.A. maintaining 100% of interest on SQM Japan Co. Ltd. in the Consolidated Balance Sheet of SQM S.A.

On January 1, 2017, the subsidiary SQM Iberian S.A. absorbed the subsidiary SQM Vitas Spain.

On February 10, 2017, the subsidiary Compañía Minera Arfwedson SAP was incorporated in Chile through the capital contribution made by SQM S.A. by 100% equivalent to ThUS$ 10.

b)	Transactions conducted in 2016

On May 12, 2016, the subsidiary SQM Iberian S.A. acquired 100% of interest in SQM Vitas Spain for ThUS$ 1,710.

On December 5, 2016, Soquimich European Holding B.V. made a contribution in SQM Japan Co. Ltd. of ThUS$ 1,721 for a capital increase. The new interest on SQM Japan Co Ltd. Upon making the contribution is composed of the following:

1.	SQM S.A. with interest of 0.54%,
2.	SQM Potasio S.A. with interest of 53.22%; and
3.	Soquimich European Holding B.V. with interest of 46.24%.

On October 25, 2016, in Colombia the subsidiary SQM Colombia SAS was incorporated through a capital contribution from SQM Industrial S.A. by 100% equivalent to ThUS$ 10.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
65

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 7	Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of June 30, 2017 and December 31, 2016, cash and cash equivalents are detailed as follows:

a) Cash	6/30/2017	12/31/20161
	ThUS$	ThUS$
Cash on hand	101	53
Cash in banks	74,916	80,287
Other demand deposits	2,068	1,260
Total cash	77,085	81,600

b) Cash equivalents	6/30/2017	12/31/2016
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	122,272	95,673
Short-term investments, classified as cash equivalents	318,268	337,396
Total cash equivalents	440,540	433,069

Total cash and cash equivalents	517,625	514,669

7.2	Short-term investments, classified as cash equivalents

As of June 30, 2017 and December 31, 2016, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	6/30/2017 ThUS$	12/31/2016 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	158,510	178,446
JP Morgan US dollar Liquidity Fund Institutional	159,758	158,950
Total	318,268	337,396

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
66

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 7	Cash and cash equivalents (continued)

7.3	Information on cash and cash equivalents by currency

As of June 30, 2017 and December 31, 2016, information on cash and cash equivalents by currency is detailed as follows:

Original currency	6/30/2017	12/31/2016
	ThUS$	ThUS$
Chilean Peso (*)	37,981	6,044
US Dollar	456,388	490,978
Euro	11,830	11,386
Mexican Peso	-	309
South African Rand	3,368	3,250
Japanese Yen	5,362	2,149
Peruvian Sol	8	3
Brazilian Real	1,369	59
Chinese Yuan	1,073	400
Indian Rupee	9	8
Thai Baht	4	8
Argentine Peso	37	4
Pound Sterling	196	71
Total	517,625	514,669

(*)The Company maintains financial derivative policies which allow to minimize the risk of the variation in Chilean pesos exchange rate.

7.4	Amount restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of June 30, 2017 and December 31, 2016, restricted cash balances are presented in Note 10.9.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
67

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2017 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	06/30/2016 ThUS$
Itau Corpbanca	Fixed term	Ch$	0.24	6/1/2017	7/3/2017	18,250	42	18,292
Itau Corpbanca	Fixed term	Ch$	0.23	6/13/2017	7/3/2017	16,941	22	16,963
Itau Corpbanca	Fixed term	US$	1.40	6/7/2017	7/3/2017	20,078	18	20,096
Itau Corpbanca	Fixed term	US$	1.30	6/8/2017	7/3/2017	10,000	8	10,008
Banco Crédito e Inversiones	Fixed term	US$	1.45	6/30/2017	7/18/2017	4,000	-	4,000
Banco Estado	Fixed term	US$	1.11	4/3/2017	7/3/2017	6,300	17	6,317
Banco Crédito e Inversiones	Fixed term	US$	1.35	4/3/2017	7/3/2017	10,500	35	10,535
Banco Santander - Santiago	Fixed term	US$	1.52	4/10/2017	7/10/2017	2,000	7	2,007
Corpbanca	Fixed term	US$	1.34	4/20/2017	7/20/2017	1,700	4	1,704
Banco de Chile	Fixed term	US$	1.15	5/2/2017	7/31/2017	7,000	13	7,013
Corpbanca	Fixed term	US$	1.37	5/25/2017	8/28/2017	3,100	4	3,104
Banco Santander - Santiago	Fixed term	US$	1.48	5/25/2017	8/28/2017	4,500	7	4,507
Corpbanca	Fixed term	US$	1.47	6/5/2017	8/10/2017	1,100	1	1,101
Banco Santander - Santiago	Fixed term	US$	1.45	6/5/2017	8/10/2017	2,400	2	2,402
Banco de Chile	Fixed term	US$	1.45	6/21/2017	8/21/2017	2,000	1	2,001
Banco de Chile	Fixed term	US$	1.45	6/21/2017	8/21/2017	2,500	1	2,501
Banco BBVA Chile	Fixed term	US$	1.50	6/30/2017	8/30/2017	3,700	-	3,700
BBVA Banco Francés	Fixed term	US$	0.18	6/30/2017	7/7/2017	186	-	186
Nedbank	On demand	US$	-	6/1/2017	7/4/2017	5,835	-	5,835
Total						122,090	182	122,272

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
68

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents, continued

2016 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2016 ThUS$
Scotiabank Sud Americano	Fixed term	US$	1.28	12/29/2016	1/31/2017	9,900	1	9,901
Banco de Chile	Fixed term	US$	0.90	12/30/2016	1/9/2017	15,000	1	15,001
Banco Crédito e Inversiones	Fixed term	US$	0.90	12/30/2016	1/10/2017	10,000	-	10,000
Banco Crédito e Inversiones	Fixed term	US$	0.93	10/11/2016	1/30/2017	13,000	27	13,027
Banco BBVA Chile	Fixed term	US$	0.75	10/11/2016	1/30/2017	2,000	3	2,003
Banco Santander - Santiago	Fixed term	US$	1.21	12/1/2016	1/3/2017	3,500	4	3,504
Banco de Chile	Fixed term	US$	0.76	12/7/2016	1/6/2017	3,900	2	3,902
Banco Santander - Santiago	Fixed term	US$	0.90	12/12/2016	1/12/2017	5,000	2	5,002
Banco de Chile	Fixed term	US$	1.30	12/12/2016	1/12/2017	1,700	1	1,701
Banco Crédito e Inversiones	Fixed term	US$	0.88	12/14/2016	1/17/2017	2,000	1	2,001
Corpbanca	Fixed term	US$	1.28	12/20/2016	2/21/2017	800	-	800
Scotiabank Sud Americano	Fixed term	US$	1.28	12/20/2016	2/21/2017	5,000	2	5,002
Banco Santander - Santiago	Fixed term	US$	0.75	12/22/2016	1/23/2017	3,500	1	3,501
Banco Santander - Santiago	Fixed term	US$	1.25	12/28/2016	2/9/2017	3,900	1	3,901
Banco Security	Fixed term	US$	1.31	12/28/2016	2/9/2017	3,300	-	3,300
Banco Security	Fixed term	US$	1.00	12/29/2016	1/30/2017	3,800	-	3,800
Banco Santander - Santiago	Fixed term	Ch$	0.31	12/16/2016	1/2/2017	1,942	3	1,945
Corpbanca	Fixed term	Ch$	0.32	12/29/2016	1/9/2017	597	1	598
Scotiabank Sud Americano	Fixed term	Ch$	0.33	12/30/2016	1/9/2017	2,091	-	2,091
Citibank New York	Overnight	US$	0.01	12/31/2016	1/1/2017	1,742	-	1,742
BBVA Banco Francés	Fixed term	US$	0.21	24/102016	1/31/2017	199	-	199
Nedbank	On demand	US$	-	12/1/2016	1/31/2017	2,752	-	2,752
Total						95,623	50	95,673

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
69

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 8	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	6/30/2017 ThUS$	12/31/2016 ThUS$

Raw material reserves	9,445	7,536
Supplies for production reserves	23,246	23,610
Products-in-progress reserves	475,032	482,261
Finished product reserves	444,134	479,665
Total	951,857	993,072

As of June 30, 2017, the Company had inventories of caliche ore available for processing for ThUS$49,396 (ThUS$ 43,400 as of December 31, 2016).

As of June 30, 2017, the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$582,231 and to ThUS$528,331 as of June 30, 2016.

Inventory reserves recognized as of June 30, 2017 amount to ThUS$86,288, and ThUS$81,295 as of December 31, 2016. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density and humidity, among others). Additionally, reserves are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	6/30/2017 ThUS$	12/31/2016 ThUS$

Raw material reserves	93	1,013
Products-in-progress reserves	72,309	64,857
Finished product reserves	13,886	15,425
Total	88,288	81.295

The Company has not delivered inventory as collateral for the periods indicated above.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
70

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 8	Inventories, continued

As of June 30, 2017 and December 31, 2016, movements in provisions are detailed as follows:

Reconciliation	6/30/2017	12/31/2016
	ThUS$	ThUS $
Opening balance	81.295	80.369
Changes
Additional provisions	8,506	9,831
Increase (decrease) in existing provisions	(3,513)	(8,905)
Total changes	(4,993)	926
Total	86,288	81,295

Note 9	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.97% as of June 30, 2017 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
71

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 9	Related party disclosures (continued)

9.2	Relationships between the parent and the entity, continued

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Ltda.	3.34
Total Pampa Group		29.97

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
72

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary

As of June 30, 2017 and December 31, 2016, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQI Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Colombia SAS	Colombia	US$	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
73

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of June 30, 2017 and December 31, 2016, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
76.686.311-9	Compañía Minera Arfwedson Spa	Chile	US$	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Kore Potash Ltd.	Australia	US$	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V.	Dutch Antilles	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Joint control
Foreign	Minera Exar S.A.	Argentina	US$	Joint control
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Joint control
96.529.340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brazil Agroindustria	Brazil	US$	Joint control or significant influence
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Joint control or significant influence
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Joint control or significant influence
Foreign	Terra Tarsa B.V..	Holland	Euro	Joint control or significant influence
Foreign	Plantacote N.V	Belgium	Euro	Joint control or significant influence
Foreign	Doktolab Tarim Arastima San. Tic As	Turkey	Turkish Lira	Joint control or significant influence
Foreign	Terra Tarsa Ukraine LLC	Ukraine	Ukrainian Grivna	Joint control or significant influence
Foreign	Terra Tarsa Don LLC	Russian Federation	Russian ruble	Joint control or significant influence

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
74

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 9	Related party disclosures (continued)

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of June 30, 2017 and December 31, 2016, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of June 30, 2017 and December 31, 2016, the detail of significant transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	6/30/2017	12/31/2016
					ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	5,943	11,619
Foreign	Ajay Europe S,A.R.L.	Associate	France	Sale of products	7,585	17,977
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	920	1,338
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	7,549	12,865
Foreign	Ajay North America LLC.	Associate	United States	Dividends	561	2,605
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	2,070	8,312
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	2,287	3,798
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	45	-
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	43,978	91,678
Foreign	Kowa Company Ltd.	Other related parties	Japan	Services received	-	-
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	16,362	17,686
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	13,820	22,090
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	-	965
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	-	9,950
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	129	257
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	3,752	4,630
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	-	5,528
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	-	49
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Sale of products	109	166
Foreign	SQM Vitas Holland B.V.	Joint venture	Holland	Sale of products	-	634
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Sale of products	196	44
Foreign	Minera Exar S.A.	Joint venture	Argentina	Loans	5,000	-
Foreign	Terra Tarsa Ukraine LLC	Associate	Turkey	Sale of services	683	-
Foreign	Terra Tarsa Don LLC	Joint venture	Russian Federation	Sale of products	381	-

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
75

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 9	Related party disclosures (continued)

9.5	Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	6/30/2017	12/31/2016
					ThUS$	ThUS$
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	2,152	1,315
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	4,310	3,801
Foreign	Ajay North America LLC.	Associate	United States	US$	2,324	3,095
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	864	764
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	2,417	34,377
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	6
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	15,385	9,580
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	13,999	13,318
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	2,694	1,177
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	4,928	14,547
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	231	41
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	97
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Holland	Euro	4	91
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	72	48
Foreign	Plantacote N.V.	Associate	Belgium	Euro	412	2
Foreign	Terra Tarsa Ukraine LLC	Associate	Turkey	Euro	405	-
Foreign	Terra Tarsa Don LLC	Associate	Russian Federation	Russian ruble	381
Foreign	Minera Exar S.A.	Joint venture	Argentina	US$	5,000	-
Total					55,574	82,259

9.6	Trade payables due to related parties, current:

Tax ID No.	Company.	Nature	Country of origin	Currency	6/30/2017	12/31/2016
					ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	229	7
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	1,125	-
Foreign	SQM Vitas Fzco	Joint venture	United Arab Emirates	UAE dirham	69	-
Total as of to-date					1,251	7

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
76

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of which are independent directors, who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 28, 2017.

As of June 30, 2017, the Company has the following Committees:

-	Directors’ Committee: composed of Juan Gerardo Jofré Miranda, Fernando Massú Taré and Joanne L. Boyes. Such Committee performs the duties contained in Article 50 bis of Law No. 18.046, the Chilean “Securities Act”.

-	Health, Safety and Environmental Matters Committee: composed of Arnfinn F. Prugger, Gonzalo Guerrero Y. and Hernán Büchi Buc.

-	Corporate Governance Committee: composed of Robert A. Kirkpatrick, Hernán Büchi Buc and Juan Gerardo Jofré Miranda.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
77

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

2)	Directors’ Compensation

Directors’ compensation is detailed as follows:

a)	The payment of a fixed, gross and monthly amount of four hundred UF in favor of the Chairman of the Board of Directors of SQM S.A. and of two hundred UF in favor of the remaining seven Directors of SQM S.A. and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.15% of profit for the period effectively earned by the Company during fiscal year 2017.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.06% of profit for the period effectively earned by the Company during fiscal years 2017.

d)	The fixed and variable amounts indicated above will not be subject to any challenge between them and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2017.

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate with which the dividend declared for the commercial year 2017 is paid.

f)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2017 amount to ThUS$2,187 (ThUS$ 2,292 as of December 31, 2016).

3)	Audit Committee

The remuneration of Directors Committee is composed of:

a)	The payment of a fixed, gross and monthly amount of UF 75 in favor of each of the 3 directors that are members of the Directors’ Committee regardless of the number of meetings of the Directors’ Committee that are held or not during the related month.

b)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during commercial year 2017.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
78

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

c)	The fixed and variable amounts indicated above will not be subject to any challenge between them and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2017.

d)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate with which the dividend declared for the commercial year 2017 is paid.

4)	Health, Safety and Environmental Matters Committee:

Remuneration for such Committee is composed of the payment of a fixed, gross and monthly amount of fifty UF for each of the 3 Directors comprising such Committees regardless of the number of Meetings held by the Committee.

5)	Corporate Governance Committee

Remuneration for such Committee is composed of the payment of a fixed, gross and monthly amount of fifty UF for each of the 3 Directors comprising such Committees regardless of the number of Meetings held by the Committee.

6)	No guarantees have been constituted in favor of the directors.

7)	Senior management compensation:

a)	As of June 30, 2017, the global compensation paid to the 112 main executives amounts to ThUS$16,741 and the global compensation paid to the 105 main executives as of December 31, 2016 amounted to ThUS$20,439. This includes monthly fixed salary and variable performance bonuses.
b)	SQM S.A. provides its executives with an annual bonus plan and a long-term bonus plan which, if applicable, are paid during the first quarter of 2021 of the date of resignation by the executive considering the achievement of the objectives and individual contribution to the Company's operating profits.

c)	SQM S.A. has an annual bonus plan for target compliance and individual contribution level to the Company's profit. Such incentives are structured in a minimum and maximum amount of gross remuneration which are paid once a year.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
79

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

8)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash during the first quarter of 2021 (see Note 16).

9)	No guarantees have been constituted in favor of the Company’s management.

10)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended June 30, 2017 and the year ended December 31, 2016 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

9.8	Key management personnel compensation

As of June 30, 2017, the number of executives comprising key management personnel are 109 executives (105 executives as of December 31, 2016).

	6/30/2017	12/31/2016
	ThUS$	ThUS$

Key management personnel compensation	16,741	20,439

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
80

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments

Financial instruments in accordance with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Description of other financial assets	6/30/2017 ThUS$	12/31/2016 ThUS$

Other current financial assets (1)	315,762	284,160
Derivatives (2)	10,075	4,095
Hedging assets	-	934
Total other current financial assets	325,837	289,189

Other non-current financial assets (3)	30,683	34,099
Total other non-current financial assets	30,683	34,099

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.

(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

(3)	The detail of other financial assets, non-current is as follows:

	6/30/2017 ThUS$	12/31/2016 ThUS$

Non-current investments not accounted for using the equity method of accounting, classified as available for sale	7,184	6,899
Share purchase option (*)	20,000	20,000
Hedging assets	3,454	7,156
Other financial assets, non-current	45	44
Total other financial assets, non-current	30,683	34,099

Detail of other current financial assets

Institution	6/30/2017 ThUS$	12/31/2016 ThUS$
Banco Santander	75,680	54,364
Banco de Crédito e Inversiones	139,068	40,627
Corpbanca	39,995	19,247
Banco Itaú	15,129	44,722
Banco Security	15,120	15,007
Morgan Stanley	3,581	3,150
Scotiabank Sud Americano	27,189	107,043
Total	315,762	284,160

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
81

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables

	6/30/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	361,596	-	361,596	344,839	-	344,839
Prepayments	9,237	-	9,237	6,621	-	6,621
Other receivables	10,608	2,560	13,168	17,301	1,840	19,141
Total trade and other receivables	381,441	2,560	384,001	368,761	1,840	370,601

	6/30/2017			12/31/2016
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	372,531	(10,935)	361,596	361,656	(16,817)	344,839
Trade receivables, current	372,531	(10,935)	361,596	361,656	(16,817)	344,839
Prepayments, current	11,237	(2,000)	9,237	9,421	(2,800)	6,621
Other receivables, current	12,661	(2,053)	10,608	19,300	(1,999)	17,301
Current trade and other receivables	23,898	(4,053)	19,8459	28,721	(4,799)	23,922
Other receivables, non-current	2,560	-	2,5603	1,840	-	1,840
Non-current receivables	2,560	-	2,5603	1,840	-	1,840
Total trade and other receivables	398,989	(14,988)	384,001	392,217	(21,616)	370,601

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
82

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of June 30, 2017 and December 31, 2016, the detail of the unsecuritized portfolio is as follows:

6/30/2017
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	2,981	1.445	1,033	854	666	310	555	272	270	2.120	10,506
Portfolio under no renegotiated terms	275,144	11,475	5,125	2,251	9,016	1,575	9,434	246	1,228	52,496	367,990
Number of customers under renegotiated terms portfolio	25	215	85	70	41	42	23	19	16	315	851
Portfolio under renegotiated terms, gross	597	589	251	391	176	146	62	22	26	2,281	4,541
Total gross portfolio	275,741	12,064	5,376	2,642	9,192	1,721	9,496	268	1,254	54,777	372,531

12/31/2016
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	1,943	2,502	1,666	1,324	1,473	372	290	227	221	1,903	11,921
Portfolio under no renegotiated terms	298,872	18,511	5,097	2,951	3,441	1,010	643	522	309	25,849	357,205
Number of customers under renegotiated terms portfolio	22	333	155	30	17	9	3	19	5	218	811
Portfolio under renegotiated terms, gross	947	602	83	62	118	5	8	33	33	2,560	4,451
Total gross portfolio	299,819	19,113	5,180	3,013	3,559	1,015	651	555	342	28,409	361,656

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
83

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

As of June 30, 2017 and December 31, 2016, movements in provisions are as follows:

Reconciliation	06/30/2017	12/31/2016
	ThUS$	ThUS$
Opening balance	21,616	19,731
Additional provisions	7,764	10,632
Increase (decrease in provisions)	(14,392)	(8,747)
Closing balance	14,988	21,616

Credit risk concentration

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of June 30, 2017, the notional amount of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$334,733 and as of December 31, 2016 such contracts amounted to ThUS$320,155.

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

June 30, 2017	3,070	3,654	-	-	1,756

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

June 30, 2017	29,836	16,932	1,238	-	1,238

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

June 30, 2017	2,292	(1,519)	(773)	-	(773)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
84

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2016	830	789	41	(9)	32

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2016	43,235	28,108	(29)	5	(24)

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2016	218	(294)	76	(19)	57

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force As of June 30, 2017 and December 31, 2016.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
C	48,749	UF	12/01/2026
H	191,638	UF	01/05/2018
O	58,748	UF	02/01/2017

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
85

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations for the purpose of which we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80% and 125%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. As of to date, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of June 30, 2017 and December 31, 2016, the detail is as follows:

	6/30/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank borrowings	80,473	-	80,473	101,270	-	101,270
Obligations with the public (bonds)	19,163	1,062,886	1,082,049	58,973	1,059,706	1,118,679
Derivatives	5,403	-	5,403	1,920	-	1,920
Hedging liabilities	32,512	-	32,512	16,981	33,732	50,713
Total	137,551	1,062,886	1,200,437	179,144	1,093,438	1,272,582

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
86

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Current and non-current bank borrowings

As of June 30, 2017 and December 31, 2016, the detail is as follows:

	6/30/2017	12/31/2016
	ThUS$	ThUS$
Long-term bank borrowings	-	-
Short-term bank borrowings	80,473	101.270
Short-term borrowings and current portion of long-term borrowings	80,473	101.270
Total bank borrowings	80,473	101.270

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
87

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank borrowings, current:

As of June 30, 2017 and December 31, 2016, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	Index	Repayment	Rate	Rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.31%	1.38%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.74%	0.74%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.74%	0.74%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.34%	1.34%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.47%	1.47%

		6/30/2017			6/30/2017
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	20,000	-	20,000	20,039	-	20,039	-	20,039
SQM.S.A.	Scotiabank Sud Americano	17,000	-	17,000	17,120	-	17,120	-	17,120
SQM.S.A.	Scotiabank Sud Americano	3,000	-	3,000	3,021	-	3,021	-	3,021
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,177	20,177	-	20,177
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	-	20,116	20,116	-	20,116
Total		40,000	40,000	80,000	40,180	40,293	80,473	-	80,473

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
88

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	Index	Repayment	Rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.00%	1.00%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	4.3%	4.3%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.74%	0.85%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.74%	0.84%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.34%	0.84%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.20%	1.20%

		12/31/2016			1231/2016
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	30	20,000	20,030	-	20,030
SQM.S.A.	Banco Estado	-	20,412	20,412	-	20,919	20,919	-	20,919
SQM.S.A.	Scotiabank Sud Americano	-	17,000	17,000	-	17,057	17,057	-	17,057
SQM.S.A.	Scotiabank Sud Americano	-	3,000	3,000	-	3,010	3,010	-	3,010
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,042	20,042	-	20,042
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,212	-	20,212	-	20,212
Total		20,000	80,412	100,412	20,242	81,028	101,270	-	101,270

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
89

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of June 30 2017 and December 31 2016, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate

Tax ID No.	Company	País					Payment of interest	Repayment

93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	10/21/2017	US$	Semiannual	Upon maturity	1.72%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	07/28/2017	US$	Semiannual	Upon maturity	3.39%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	10/03/2017	US$	Semiannual	Upon maturity	2.30%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2017	UF	Semiannual	Semiannual	1.27%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	07/05/2017	UF	Semiannual	Semiannual	2.32%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	08/01/2017	UF	Semiannual	Upon maturity	2.90%	3.80%

			6/30/2017			6/30/2017
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S,A,	Chile	ThUS$250,000	-		-	-	2,635	2,635	(385)	2,250
SQM S,A,	Chile	ThUS$250,000	-		-	4,618	-	4,618	(433)	4,185
SQM S,A,	Chile	ThUS$300,000	-	-	-	-	2,628	2,628	(615)	2,013
SQM S,A,	Chile	C	-	6,021	6,021	-	6,204	6,204	-	6,204
SQM S,A,	Chile	H	-	-	-	3,779	-	3,779	(139)	3,640
SQM S,A,	Chile	O	-	-	-	938	-	938	(67)	871
Total			-	6,021	6,021	9,335	11,467	20.802	(1.639)	19,163

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
90

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate

Tax ID No.	Company	País					Payment of interest	Repayment

93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	10/21/2016	US$	Semiannual	Upon maturity	1.97%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2017	US$	Semiannual	Upon maturity	3.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	10/03/2016	US$	Semiannual	Upon maturity	2.48%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2016	UF	Semiannual	Semiannual	1.34%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2017	UF	Semiannual	Semiannual	2.47%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	0.69%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2017	UF	Semiannual	Upon maturity	3.00%	3.80%

			12/31/2016			12/31/2016
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S,A,	Chile	ThUS$250,000	-		-	-	2,674	2,674	(386)	2,288
SQM S,A,	Chile	ThUS$250,000	-		-	4,649	-	4,649	(433)	4,216
SQM S,A,	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(615)	2,043
SQM S,A,	Chile	C		5,903	5,903	-	6,098	6,098	-	6,098
SQM S,A,	Chile	H	-	-	-	3,726	-	3,726	(139)	3,587
SQM S,A,	Chile	M	39,356	-	39,356	39,893	-	39,893	(11)	39,882
SQM S,A,	Chile	O	-	-	-	926	-	926	(67)	859
Total			39,356	5,903	45,259	49,194	11,430	60,624	(1,651)	58,973

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
91

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of June 30, 2017 and December 31, 2016 is detailed as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	4.00%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.90%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.80%	3.80%

Nominal non-current maturities 6/30/2017							Non-current maturities 6/30/2017
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(711)	249,289
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,852)	247,148
MUS$300	-	-	-	300,000	-	300,000	-	-	-	300,000	-	300,000	(2,925)	297,075
C	6,021	6,021	6,021	6,021	27,095	51,179	6,021	6,021	6,021	6,021	27,095	51,179	-	51,180
H	-	-	-	-	160,563	160,563	-	-	-	-	160,563	160,563	(1,601	158,962
O	-	-	-	-	60,211	60,211	-	-	-	-	60,211	60,211	(979)	59,232
Total	256,021	6,021	6,021	306,021	497,869	1,071,953	256,021	6,021	6,021	306,021	497,869	1,071,953	(9,068)	1,062,886

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
92

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds, continued

As of June 30, 2017 and December 31, 2016, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.94%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.62%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.95%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	5.57%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.22%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.97%	3.80%

Nominal non-current maturities 12/31/2016							Non-current maturities 12/31/2016
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	250,000	-	-	-	250,000	-	250,000	-	-	-	250,000	(904)	249,096
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,069)	246,931
MUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(3,230)	296,770
C	5,903	5,903	5,903	5,903	29,519	53,131	5,903	5,903	5,903	5,903	29,519	53,131	-	53,131
H	-	-	-	-	157,426	157,426	-	-	-	-	157,426	157,426	(1,671)	155,755
O	-	-	-	-	59,035	59,035	-	-	-	-	59,035	59,035	(1,012)	58,023
Total	5,903	255,903	5,903	5,903	795,980	1,069,592	5,903	255,903	5,903	5,903	795,980	1,069,592	(9,886)	1,059,706

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
93

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

Bonds

On the 30 of June 2017 and the 31st of December 2016, short term bonds of ThUS$19,163 and ThUS$58,973 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date, debt is presented net of bond issuance costs. The non-current portion consisted of ThUS$1,062,886 on the 31 of December 2016 and ThUS$1,059,706 on the 31st December 2015, corresponding to the issuance of series C bonds, Single series bonds (ThUS$200), series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) excluding debt issue costs.

As of June 30, 2017 and December 31, 2016, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of June 30, 2017 and December 31, 2016, the Company has made the following payments with a charge to the Series C bonds:

Payments made	6/30/2017	12/31/2016
	ThUS$	ThUS$
Principal payment	2,971	5,729
Interest payment	1,515	3,275

Single series first issue ThUS$200,000

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of June 30, 2017 and December 31, 2016, the Company has made the following payments with a charge to the Single series bonds:

Payments made	6/30/2017	12/31/2016
	ThUS$	ThUS$
Payments of principal owed	-	200,000
Payments of interest	-	6,125

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
94

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of June 30, 2017 and December 31, 2016, the Company has made the following payments with a charge to the Series H bonds:

Payments made	6/30/2017	12/31/2016
	ThUS$	ThUS$
Payments of interest, Series H bonds	3,798	7,289

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
95

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of June 30, 2017 and December 31, 2016, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	6/30/2017	12/31/2016
	ThUS$	ThUS$
Interest payment	6.875	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%, and Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of June 30, 2017, and December 31, 2016 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	6/30/2017	12/31/2016
	ThUS$	ThUS$
Payment of interest, Series M bonds	667	1,242
Payment of interest, Series O bonds	1,150	2,142

Single series bonds, third issue ThUS$300,000

On April 3, 2013 in the United States, the Company issued a non-guaranteed bond with a value of US$ 300 million. The bond is for a 10 year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of June 30, 2017 and December 31, 2016, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	6/30/2017	12/31/2016
	ThUS$	ThUS$
Payment of interest	5,438	10,875

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
96

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$ 250

On October 23, 2014, the Company informed the Chilean Superintendence of Securities and Insurance that Sociedad Química y Minera de Chile S.A. agreed to issue and place unsecured bonds of ThUS$ 250,000 in international markets. This, essentially, maturing in 2025 with a cover annual interest rate of 4.375% equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to the investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of June 30 2017 and December 31, 2016, the following payments have been made.

Payments made	6/30/2017	12/31/2016
	ThUS$	ThUS$
Payment of interest	5,469	10,938

10.5	Trade and other payables

	6/30/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	159,540	-	159,540	200,215	-	200,215
Other accounts payable	338	-	338	281	-	281
Total	159,878	-	159,878	200,496	-	200,496

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of June 30, 2017, the Company has purchase orders amounting to ThUS$29,133 (ThUS$19,959 as of December 31, 2016).

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
97

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	6/30/2017 ThUS$	Effect on profit or loss as of 6/30/2017	12/31/2016 ThUS$	Effect on profit or loss as of 12/31/2016
		ThUS$		ThUS$
Current
Derivative instruments (IRS)	-	-	-	(229)
	-	-	-	(229)

Balances in the column effect on profit or loss consider the effects of agreements which were in force as of June 30, 2017, including derivatives, received during the year.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
98

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories

a)	Financial Assets

		6/30/2017			12/31/2016
	Financial	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	instruments	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$
Cash and cash equivalent		517,625	-	517,625	514,669	-	514,669
Trade receivables due from related parties		55,574	-	55,574	92,259	-	92,259
Financial assets measured at amortized cost	Term deposits	315,762	45	315,807	284,160	44	284,204
Loans and receivables measured at amortized cost	Trade and other receivables	381,441	2,560	384,001	358,761	1,840	370,601
Total financial assets measured at amortized cost		1,270,402	2,605	1,273,007	1,249,849	1,884	1,251,733

Financial assets at fair value through profit or loss	Derivative instruments	10,075	3,454	13,529	5,029	7,156	12,185
Financial assets classified as available for sale at fair value through equity	Other investments	-	27,184	27,184	-	26,899	26,899
Total financial assets at fair value		10,075	30,638	40,713	5,029	34,055	39,084
Total financial assets		1,280,477	33,243	1,313.720	1,254,878	35,939	1,290,817

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
99

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)	Financial liabilities

		6/30/2017			12/31/2016
	Financial	Current	Non-current	Total	Current	Non- current	Total
Description of financial liabilities	instruments	Amount	Amount	Amount	Amount	Amount	Amount
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade payables due to related parties		1,251	-	1,251	7	-	7
Financial liabilities at fair value through profit or loss	Derivative instruments	37,915	-	37,915	18,901	33,732	52,633
Financial liabilities at fair value through profit or loss		39,166	-	39,166	18,908	33,732	52,640

Financial liabilities measured at amortized cost	Bank borrowings	80,473	-	80,473	101,270	-	101,270
Financial liabilities measured at amortized cost	Obligations with the public	19,163	1,062,886	1,082,049	58,973	1,059,706	1,118,679
Financial liabilities measured at amortized cost	Trade and other payables	159,878	-	159,878	200,496	-	200,496
Total financial liabilities measured at amortized cost		259,514	1,062,886	1,322,400	360,739	1,059,706	1,420,445
Total financial liabilities		298,680	1,062,886	1,361,566	379,647	1,093,438	1,473,085

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
100

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: The value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
101

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities, continued

Fair value hierarchy

The fair value hierarchy is detailed as follows:

a)	Level 1: using quoted prices (unadjusted) only in active markets.

b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

c)	Level 3: inputs for the asset or liability that are not based on observable market data.

The valuation technique used for determining fair value of our hedging instruments is that indicated in Level 2.

	Fair value	Measurement methodology
	6/30/2017	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets
Investment
Shares	7,163	7,163	-	-
Non-hedging derivatives
Forwards	797	-	797	-
Options	382	-	382	-
Swaps	8,896	-	8,896	-
Hedging derivatives
Swaps	3,384	-	3,384	-
Other	308,598	-	308,598	-
Financial liabilities
Non-hedging derivatives
Forwards	112	112	112	-
Options	5,013	5,013	5,013	-
Hedging derivatives
Swaps	32,441	32,441	-	-
Other	99,985	-	99,985

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
102

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities, continued

	Fair value	Measurement methodology
	12/31/2016	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets
Investment
Shares	6,879	6,879	-	-
Non-hedging derivatives
Forwards	924	-	924	-
Options	426	-	426	-
Swaps	2,745	-	2,745	-
Hedging derivatives
Swaps	8,090	-	8,090	-
Other	64	-	64	-
Financial liabilities
Non-hedging derivatives
Forwards	1,557	-	1,557	-
Options	363	-	363	-
Hedging derivatives
Swaps	50,713	-	50,713	-

10.9	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of June 30, 2017 and December 31, 2016, assets pledged as guarantees are as follows:

Restricted cash	6/30/2017 ThUS$	12/31/2016 ThUS$
Isapre Norte Grande Ltda.	709	685
Total	709	685

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
103

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	The fair value of other current financial liabilities are considered to be equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
104

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	6/30/2017		12/31/2016
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	517,625	517,625	514,669	514,669
Current trade and other receivables	381,441	381,441	368,761	368,761
Receivables due from related parties, current	55,574	55,574	82,259	92,259
Other financial assets, current:	-	-
- Time deposits	315,762	315,762	284,160	284,160
- Derivative instruments	10,075	10,075	4,095	4,095
- Hedging assets	-	-	934	934
Total other current financial assets	325,837	325,837	289,189	289,189
Non-Current Trade Receivables	2,560	2,560	1,840	1,840
Other non-current financial assets:	30,683	30,683	14,099	14,099
Total other non-current financial assets:	30,683	30,683	14,099	14,099
Other financial liabilities, current:
- Bank loans	80,473	80,473	101,270	101,270
- Derivative instruments	5,403	5,403	1,920	1,920
- Hedging liabilities	32,512	32,512	16,981	16,981
- Unsecured obligations	19,163	19,163	58,973	58,973
Other financial liabilities, current	137,551	137,551	179,144	179,144
Current and non-current accounts payable	159,878	159,878	200,496	200,496
Payables due to related parties, non-current	1,251	1,251	7	7
Other non-current financial liabilities:
- Bank loans	-	-	-	-
- Unsecured obligations	1,062,886	1,214,754	1,059,706	1,195,512
- Non-current hedging liabilities	1,062,886	12,871	33,732	33,732
Other non-current financial liabilities:	1,062,886	1,224,233	1,093,438	1,229,244

Note 10	Financial instruments (continued)

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
105

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 11	Equity-accounted investees

11.1	Investments in associates recognized according to the equity method of accounting

As of June 30, 2017 and December 31, 2016, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	6/30/2017	12/31/2016	6/30/2017	12/31/2016	6/30/2017	12/31/2016	6/30/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	14,149	13,343	774	1,482	-	-	774	1,482
Doktor Tarsa Tarim Sanayi AS	21,494	16,712	4,309	4,026	44	590	4,353	4,616
Ajay North America	13,575	13,457	2,088	2,794	-	-	2,088	2,794
Ajay Europe SARL	7,499	7,373	601	1,132	15	(7)	616	1,126
Charlee SQM Thailand Co. Ltd,	2,015	1,763	164	244	5	-	169	244
SQM Eastmed Turkey.	105	-	129	-	-	-	129	-
Total	58,837	52,648	8,065	9,678	64	583	8,129	10,262

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
106

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 11 Equity-accounted investees (continued)

11.1        Investments in associates recognized according to the equity method of accounting, continued

	Description of the nature of the		Country of	Share of ownership in	Dividends received
Associate	relationship	Domicile	incorporation	associates	6/30/2017	12/31/2016
					ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	561	2,605
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	920	1,338
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	-

The companies described in the table below are related parties of the following associates:

(1)	Doktor Tarsa Tarim Sanayi AS

(2)	Terra Tarsa B.V.

	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends receive
Terra Tarsa B.V. (1)	Distribution and trading of specialty plant nutrients.	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost	Holland	50%	-	-
Plantacote N.V. (1)	Sale of CRF and production and sales of WSNPK	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium	Belgium	100%	-	-
Doktolab Tarim Arastima San. Tic As (1)	Laboratory services	27. Cd. No:2, 07190 Aosb 2. Kısım/Döşemealtı, Antalya, Turkey	Turkey	100%	-	-
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients.	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str.	Ukraine	100%	-	-
Terra Tarsa Don LLC (2	Distribution and sale of specialty fertilizers	Zorge Street, house 17, 344090, Rostov-on-Don	Russian Federation	100%

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
107

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 11	Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

	6/30/2017
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	40,639	1,996	4,396	-	18,868	2,093	-	2,093
Doktor Tarsa Tarim Sanayi AS	79,448	7,566	42,468	1,557	45,377	8,618	88	8,706
Ajay North America	19,341	12,093	3,731	-	19,659	4,262	-	4,262
Ajay Europe SARL	21,834	1,346	8,181	-	17,626	1,201	30	1,231
Charlee SQM Thailand Co. Ltd.	8,042	599	3,363	240	6,320	410	13	423
SQM Eastmed Turkey	3,329	2,380	3,038	2,460	1,361	258	-	258
Total	172,633	25,980	65,177	4,257	109,211	16,842	131	16,973

	12/31/2016
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	37,801	2,104	3,843	-	41,442	4,005	-	4,005
Doktor Tarsa Tarim Sanayi AS	68,449	5,984	39,729	1,281	83,905	8,052	1,180	9,232
Ajay North America	18,844	11,633	3,015	-	35,715	5,702	-	5,702
Ajay Europe SARL	20,675	1,361	7,290	-	33,319	2,265	(13)	2,252
Charlee SQM Thailand Co. Ltd.	6,264	591	2,448	-	12,065	609	-	609
SQM Eastmed Turkey	727	2,265	719	2,362	833	(200)		(200)
Total	152,760	23,938	57,044	3,643	207,279	20,433	1,167	21,600

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
108

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 11	Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company presents no investments unaccounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of June 30, 2017 and December 31, 2016.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

11.4	Disclosures on interest in associates

a) Transactions conducted in 2017:

As of June 30, 2017, there are no transactions conducted with associates.

b) Transactions conducted in 2016:

During December 2016, SQM Salar S.A. sold the interest it had in Sales de Magnesio Ltda. to Rockwood Litio Ltda. generating a gain of ThUS$7,635.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
109

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 12	Joint Ventures

12.1	Policy for the accounting of equity accounted investment in joint ventures

The method for the recognition of joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor. Profit or loss for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole. For these joint ventures there is no quoted market price to measure these investments.

There are no significant restrictions on these joint ventures for the transfer of funds as payment of dividends or others.

At the date of issuance of these financial statements, SQM is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2017

On June 30, 2017, SQM Potasio S.A. recognizes the goodwill generated by the acquisition of 50% of joint venture Minera Exar S.A. for ThUS$ 6,205.

b)	Operations conducted in 2016

On March 28, 2016, Sociedad Química y Minera de Chile S.A. entered into an agreement to enter a joint venture with Lithium Americas Corp to develop the Cauchari-Olaroz lithium project in Argentina.

SQM Potasio S.A. made a capital contribution of ThUS$25,000 in exchange for 50% of the ownership of Minera Exar S.A.

During May 2016, SQM Vitas Holland B.V. sold its interest in SQM Vitas Spain, to SQM Iberian S.A. resulting in the latter obtaining 100% in this transaction generating a loss of ThUS$ 104.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
110

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	in ownership	6/30/2017	12/31/2016
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition. Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Holland B.V (1)	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
Minera Exar S.A.	Exploration and exploitation of minerals, processing and trading of such minerals	Dr. Sabín 1082 Ciudad de Nieva – San Salvador de Jujuy- Jujuy- República Argentina	Argentina	50%	-	-

(1)	During May 2016, SQM Vitas Holland B.V. sold its interest in SQM Vitas Spain, to SQM Iberian S.A. resulting in the latter obtaining 100% in this transaction generating a loss of ThUS$ 104.

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.

(2)	SQM Vitas Holland B.V.

		Domicile	Country of incorporation	Share of interest in ownership	Dividends received
SQM Vitas Brazil Agroindustria (1)	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C (1).	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Plantacote B.V.(2)	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
111

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Final reporting period date	Accounting method

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	June 30, 2017	Equity method
Coromandel SQM India	June 30, 2017	Equity method
SQM Vitas Fzco.	June 30, 2017	Equity method
SQM Star Qingdao Corp Nutrition Co., Ltd.	June 30, 2017	Equity method
SQM Vitas Brazil Agroindustria	June 30, 2017	Equity method
SQM Vitas Southern Africa Pty.	June 30, 2017	Equity method
SQM Vitas Perú S.A.C.	June 30, 2017	Equity method
SQM Vitas Holland B.V.	June 30, 2017	Equity method
SQM Vitas Plantacote B.V.	June 30, 2017	Equity method
Minera Exar S.A.	June 30, 2017	Equity method

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	6/30/2017	12/31/2016	6/30/2017	12/31/2016	6/30/2017	12/31/2016	6/30/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	11,656	12,150	(323)	1,372	-	-	(323)	(1,372)
Coromandel SQM India	1,126	1,499	(58)	435	-	-	(58)	435
SQM Vitas Fzco,	17,501	17,956	86	3,458	18	449	104	3,907
SQM Star Qingdao Corp. Nutrition Co. Ltd.	2,766	2,618	146	163	-	-	146	163
SQM Vitas Holland	1,366	1,269	(8)	171	-	-	(8)	171
Minera Exar S.A.	16,080	25,000	(84)	-	-	-	(84)	-
Total	50,495	60,492	(241)	2,855	18	449	(223)	3,304

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
112

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 12 Joint Ventures (continued)

12.3       Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	6/30/2017	12/31/2016	6/30/2017	12/31/2016	6/30/2017	12/31/2016	6/30/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria(1)	8,998	9,343	(193)	4,570	(46)	2,845	(239)	5,130
SQM Vitas Peru S.A.C (1)	5,713	5,964	(440)	815	-	-	(440)	408
SQM Vitas Plantacote B.V. (2)	639	588	2	187	-	-	2	(80)
Total	15,350	15,895	(631)	5,572	(46)	2,,845	(677)	5,458

The following companies are subsidiaries of

(1)	SQM Vitas Fzco.

(2)	SQM Vitas Holland

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
113

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 12 Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from joint ventures:

	6/30/2017
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	44,594	7,027	28,309	-	12,382	(647)	-	(647)
Coromandel SQM India	4,862	866	3,417	57	3,348	(115)	-	(115)
SQM Vitas Fzco,	21,494	15,507	2,000	-	8,515	173	35	208
SQM Star Qingdao Corp. Nutrition Co. Ltd.	10,669	194	5,332	-	6,300	292	-	292
SQM Vitas Brazil Agroindustria	27,103	8,244	26,347	-	24,178	(193)	(92)	(285)
SQM Vitas Peru S.A.C	22,667	9,219	20,070	6,101	17,253	(440)	-	(440)
SQM Vitas Holland B.V	2,093	639	-	-	-	(16)	-	(16)
SQM Vitas Plantacote B.V.	649	-	10	-	-	3	-	3
Minera Exar S.A.	6,549	41,672	16,060	-	-	(169)	-	(169)
Total	140,680	83,368	101,545	6,158	71,976	(1,112)	(57)	(1,169)

	12/31/2016
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	43,639	7,399	26,738	-	16,051	(2,744)	-	(2,744)
Coromandel SQM India	4,485	847	2,334	-	8,034	870	-	870
SQM Vitas Fzco.	20,896	16,395	1,380	-	16,210	6,916	897	7,813
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,733	203	697	-	7,553	325	-	325
SQM Vitas Brazil Agroindustria	21,511	8,917	21,085	-	63,055	4,570	5,690	10,260
SQM Vitas Peru S.A.C	23,598	8,931	20,333	6,231	36,926	815	-	815
SQM Vitas Holland B.V	1,961	588	11	-	-	342	-	342
SQM Vitas Plantacote B.V.	619	-	31	-	-	(159)	-	(159)
Total	122,442	43,280	72,609	6,231	147,829	10,935	6,587	17,522

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
114

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 12	Joint Ventures (continued)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	6/30/2017	12/31/2016	6/30/2017	12/31/2016	6/30/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	4,054	4,097	-	-	-	-
Coromandel SQM India	4	15	33	478	-	-
SQM Vitas Fzco,	11,892	11,514	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	4,276	3,756	-	-	-	-
SQM Vitas Brazil Agroindustria	1,077	2,168	7,847	8,718	-	-
SQM Vitas Peru S.A.C.	655	958	3,893	3,834	1,546	1,781
SQM Vitas Holland B.V	2,093	1,961	-	-	-	-
SQM Vitas Plantacote B.V	649	615	-	-	-	-
Miera Exar S.A.	2,015	-	-	-
Total	26,715	25,084	11,773	13,030	1,546	1,781

	Depreciation and amortization expense		Interest expense		Income tax expense, continuing operations
	6/30/2017	12/31/2016	6/30/2017	12/31/2016	6/30/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	(348)	(691)	(24)	(433)	138	200
Coromandel SQM India	(44)	-	(12)	(49)	(320)	(44)
SQM Vitas Fzco.	(292)	(717)	(13)	(16)	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(33)	(64)	-	(1)	(90)	(195)
SQM Vitas Brazil Agroindustria	-	(438)	(627)	(2,127)	(78)	(337)
SQM Vitas Peru S.A.C.	(235)	(82)	(221)	(323)	(158)	(362)
SQM Vitas Holland B.V	-	-	-	-	-	-
SQM Vitas Plantacote B.V	-	-	-	(1)	-	-
Miera Exar S.A.	(196)	-	-	-	(123)
Total	(1,148)	(1,992)	(897)	(2,950)	(631)	(738)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
115

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 13	Intangible assets and goodwill

13.1	Balances

	6/30/2017	12/31/2016
	ThUS$	ThUS$
Intangible assets other than goodwill	108,932	109,439
Goodwill (1)	44,177	37,972
Total	153,109	147,411

(1)	The recoverable amount of the cash-generating unit has been determined based on a calculation of the value in use which used cash flow projections for a 5-year period, plus perpetuity.

The present value of the future cash flows generated by these assets has been estimated given a variance in sales volumes, market prices and costs, discounted at weighted average cost of capital (WACC) of 8,04%

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of June 30, 2017 and December 31, 2016 are detailed as follows:

		6/30/2017
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	24,107	(17,583)	6,524
Intellectual property rights, patents and other industrial property rights, service	Finite	1,493	(1,044)	449
Intellectual property rights, patents and other industrial property rights, service	Indefinite	98,596	-	98,596
Other intangible assets	Indefinite	3,363	-	3,363
Intangible assets other than goodwill		127,559	(18,627)	108,932
Goodwill	Indefinite	44,177	-	44,177
Total intangible assets and goodwill		171,736	(18,627)	153,109

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
116

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2016
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	23,280	(16,234)	7,046
Intellectual property rights, patents and other industrial property rights, service	Finite	1,483	(1,023)	460
Intellectual property rights, patents and other industrial property rights, service	Indefinite	98,596	-	98,596
Other intangible assets	Indefinite	3,337	-	3,337
Intangible assets other than goodwill		126,696	(17,257)	109,439
Goodwill	Indefinite	37,972	-	37,972
Total intangible assets and goodwill		164,668	(17,257)	147,411

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the lifetime or the number of productive units or other similar variables which constitute its useful life.

The estimated useful life for software is 3 and 6 years, for other finite useful life assets the period in which they are amortized relates to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and are obtained as indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and estimated tons to be extracted in the case of mining claims.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
117

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	Indefinite
Intangible assets other than goodwill	Indefinite	Indefinite
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years
Trademarks	1 year	5 years
Software	2 years	6 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

e)	Other information to disclose on intangible assets

SQM has property rights and mining concessions of the Chilean Government, intended for the exploration and exploitation of saltpeter and brine. Such rights, have had no initial cost over registration costs, which are insignificant.

Also, SQM has acquired from third-parties other than the Chilean Government, mining concessions, which have been recognized at acquisition cost, which are amortized as the corresponding area is exploited based on the tons estimated to be extracted.

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year as incurred.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
118

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of June 30, 2017:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	23,280	1,483	98,596	3,337	37,972	164,6688
Additions	-	928	10	-	25	6,205	7,168
Other increases (decreases)	-	(101)	-	-	1	-	(100)

Final balance	-	24,107	1,493	98,596	3,363	44,177	171,736

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(16,234)	(1,023)	-	-	-	(17,257)
Additions	-	-	-	-	-	-	-
Amortization	-	(1,360)	(20)	-	-	-	(1,380)
Other increases (decreases)	-	11	(1)	-	-	-	10

Final balance	-	(17,583)	(1,044)	-	-	-	(18,627)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
119

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of June 30, 2017, continued

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	7,046	460	98,596	3,337	37,972	147,411
Additions	-	928	10	-	25	6,205	7,168
Amortization	-	(1,360)	(20)	-	-	-	(1,380)
Other increases (decreases)	-	(90)	(1)	-	1	-	(90)

Final balance	-	6,524	449	98,596	3,363	44,177	153,109

g)	Movements in identifiable intangible assets as of December 31, 2016:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	23,251	1,448	96,500	3,651	38,388	167,059
Additions	-	160	25	2,100	-	-	2,285
Other increases (decreases)	(3,821)	(131)	10	(4)	(314)	(416)	(4,676)

Final balance	-	23,280	1,483	98,596	3,337	37,972	164,668

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
120

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2016:

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(13,438)	(984)	-	-	-	(18,243)
Additions	-	-	-	-	-	-	-
Amortization	-	(2,796)	(38)	-	-	-	(2,834)
Other increases (decreases)	3,821	-	(1)	-	-	-	3,820

Final balance		(16,234)	(1,023)	-	-	-	(17,257)

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	9,813	464	96,500	3,651	38,388	148,816
Additions	-	160	25	2,100	-	-	2,285
Amortization	-	(2,796)	(38)	-	-	-	(2,834)
Other increases (decreases)	-	(131)	9	(4)	(314)	(416)	(856)

Final balance	-	7,046	460	98,596	3,337	37,972	147,411

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
121

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 14	Property, plant and equipment

As of June 30, 2017 and December 31, 2016, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

	6/30/2017 ThUS$	12/31/2016 ThUS$
Description of types of property, plant and equipment
Property, plant and equipment, net
Land	32,742	32,702
Buildings	222,509	237,585
Other property, plant and equipment	24,444	26,417
Transport equipment	3,019	3,355
Supplies and accessories	1,373	1,773
Office equipment	3,792	3,642
Network and communication equipment	1,363	1,686
Mining assets	21,114	24,643
IT equipment	283	366
Energy generating assets	7,141	8,191
Constructions in progress	189,348	170,710
Machinery, plant and equipment (1)	941,645	1,021,640
Total	1,448,773	1,532,710
Property, plant and equipment, gross
Land	32,742	32,702
Buildings	584,900	582,082
Other property, plant and equipment	253,578	253,555
Transport equipment	10,767	10,819
Supplies and accessories	18,468	18,259
Office equipment	18,474	17,731
Network and communication equipment	7,585	7,522
Mining assets	158,790	158,514
IT equipment	20,316	20,316
Energy generating assets	34,883	34,812
Constructions in progress	189,348	170,710
Machinery, plant and equipment	2,846,225	2,833,819
Total	4,176,076	4,140,841

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	362,391	344,497
Accumulated depreciation and impairment of other property, plant and equipment	229,134	227,138
Accumulated depreciation and impairment of transport equipment	7,748	7,464
Accumulated depreciation and impairment of supplies and accessories	17,095	16,486
Accumulated depreciation and impairment of office equipment	14,682	14,089
Accumulated depreciation and impairment of network and communication equipment	6,222	5,836
Accumulated depreciation and impairment of mining assets	137,676	133,871
Accumulated depreciation and impairment of IT equipment	20,033	19,950
Accumulated depreciation and impairment of energy generating assets	27,742	26,621
Accumulated depreciation and impairment of machinery, plant and equipment	1,904,580	1,812,179
Total	2,727,303	2,608,131

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
122

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 14	Property, plant and equipment, (continued)

14.1	Types of property, plant and equipment, continued

(1)	The detail of machinery, plant and equipment is as follows:

	6/30/2017 ThUS$	31/12/2016 ThUS$
Description of classes of property, plant and equipment
Property, plant and equipment, net
Pumps	32,642	40,306
Conveyor belt	26,278	28,307
Crystallizer	16,652	17,585
Plant equipment	191,057	208,137
Water tanks	9,666	10,614
Filter	19,816	21,484
Facilities/electrical equipment	104,443	111,876
Other machinery, plant and equipment	52,478	57,298
Piping	113,538	124,699
Pond	284,084	299,956
Well	46,016	50,647
Spare parts	44,975	50,731
Total	941,645	1,021,640

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
123

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of June 30, 2017 and December 31, 2016:

Reconciliation of changes in property, plant and equipment by class as of June 30, 2017, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	582,082	253,555	10,819	18,259	17,731	7,522	158,514	20,316	34,812	170,710	2,833,819	4,140,841
Changes
Additions	-	42	227	-	-	29	52	-	-	-	52,530	992	53,872
Disposals	-	-	(2,483)	(54)	-	-	-	-	-	-	(3,918)	-	(6,455)
Increase (decrease) in foreign currency translation difference	4	2	9	2	-	10	-	-	-	-	-	2	29
Reclassifications	-	2,774	944	-	209	182	11	-	-	71	(21371)	17,179	(1)
Other increases (decreases) (*)	-	-	1,271	-	-	522	-	276	-	-	(8,603)	(5,767)	(12,301)
Decreases for classification as held for sale (1)	36	-	55	-	-	-	-	-	-	-	-	-	91
Total changes	40	2,818	23	(52)	209	743	63	276	-	71	18,638	12,406	35,235
Closing balance	32,742	584,900	253,578	10,767	18,468	18,474	7,585	158,790	20,316	34,883	189,348	2,846,225	4,176,076

Reconciliation of changes in property, plant and equipment by class as of June 30, 2017, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(344,497)	(227,138)	(7,464)	(16,486)	(14,089)	(5,836)	(133,871)	(19,950)	(26,621)	-	(1,812,179)	(2,608,131)
Changes
Disposals	-	-	2,483	-	-	-	-	-	-	-	-	-	2,483
Depreciation expense	-	(17,869)	(3,510)	(329)	(599)	(346)	(382)	(3,851)	(70)	(1,119)	-	(92,676)	(120,751)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	-	(2)	(2)	(1)	-	(5)	-	-	-	-	-	-	(10)
Reclassifications	-	-	(4)	-	(6)	(9)	-	-	-	-	-	19	-
Other increases (decreases) (*)	-	(23)	(962)	46	(4)	(233)	(4)	46	(13)	(2)	-	256	(893)
Decreases for classification as held for sale (1)	-	-	(1)	-	-	-	-	-	-	-	-	-	(1)
Total changes	-	(17,894)	(1,996)	(284)	(609)	(593)	(386)	(3,805)	(83)	(1,121)	-	(92,401)	(119,172)
Closing balance	-	(362,391)	(229,134)	(7,748)	(17,095)	(14,682)	(6,222)	(137,676)	(20,033)	(27,742)	-	(1,904,580)	(2,727,303)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
124

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of June 30, 2017, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	237,585	26,417	3,355	1,773	3,642	1,686	24,643	366	8,191	170,710	1,021,640	1,532,710
Changes
Additions	-	42	227	-	-	29	52	-	-	-	52,530	992	53,872
Disposals	-	-	-	(54)	-	-	-	-	-	-	(3,918)	-	(3,972)
Depreciation expense	-	(17,869)	(3,510)	(329)	(599)	(346)	(382)	(3,851)	(70)	(1,119)	-	(92,676)	(120,751)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	4	-	7	1	-	5	-	-	-	-	-	2	19
Reclassifications	-	2,774	940	-	203	173	11	-	-	71	(21,371)	17,198	(1)
Other increases (decreases) (*)	-	(23)	309	46	(4)	289	(4)	322	(13)	(2)	(8,603)	(5,511)	(13,194)
Decreases for classification as held for sale (1)	36	-	54	-	-	-	-	-	-	-	-	-	90
Total changes	40	(15,076)	(1,973)	(336)	(400)	150	(323)	(3,529)	(83)	(1,050)	18,638	(79,995)	(83,937)
Closing balance	32,742	222,509	24,444	3,019	1,373	3,792	1,363	21,114	283	7,141	189,348	941,645	1,448,773

(*) The net balance of other increases (decreases) corresponds to: 1) Work in progress which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) reclassifications to other captions for the sale of property, plant and equipment and 4) projects which correspond to prospecting and development of small deposits.

(1) The Company classifies as non-current assets held-for-sale the property, plant and equipment (asset groups held-for-sale) whose date has been committed at the date of the consolidated financial statements or negotiations have started for such sale and the sale is estimated to occur within twelve months following such date.

These assets or asset groups held for sale are measured at the lower of carrying amount or the estimated sales value less costs to sell, and their amortization stops at the time they are classified as non-current assets held for sale.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
125

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2016, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	564,708	248,493	16,170	17,877	18,858	7,323	157,481	19,732	34,579	151,831	2,751,631	4,023,272
Changes
Additions	-	-	545	49	-	753	-	-	-	-	145,605	2.146	149.098
Disposals	-	-	(753)	(5,540)	(28)	(1)	-	-	-	-	(3,370)	(1.165)	(10.857)
Increase (decrease) in foreign currency translation difference	28	1	65	8	-	52	-	-	-	-	-	19	173
Reclassifications	-	17,373	5,809	277	410	51	199	1,033	584	233	(101,104)	80.987	5.852
Other increases (decreases) (*)	(24)	-	(410)	(145)	-	(1,982)	-	-	-	-	(22,252)	201	(24.612)
Decreases for classification as held for sale (1)	(1,891)	-	(194)	-	-	-	-	-	-	-	-	-	(2.085)
Total changes	(1,887)	17,374	5,062	(5,351)	382	(1,127)	199	1,033	584	233	18,879	82.188	117.569
Closing balance	32,702	582,082	253,555	10,819	18,259	17,731	7,522	158,514	20,316	34,812	170.710	2.833.819	4.140.841

Reconciliation of changes in property, plant and equipment by class as of December 31, 2016, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(310,676)	(196,262)	(12,355)	(13,870)	(15,393)	(5,041)	(122,034)	(18,770)	(23,332)	-	(1,621,963)	(2,339,696)
Changes
Disposals	-	-	-	5,540	28	-	-	-	-	-	-	759	6,327
Depreciation expense	-	(33,808)	(31,149)	(764)	(2,644)	(846)	(795)	(11,837)	(1,180)	(3,289)	-	(184,927)	(271,239)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	-	(13)	(14)	(14)	-	(28)	-	-	-	-	-	-	(69)
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	(5,852)	(5,852)
Other increases (decreases) (*)	-	-	258	129	-	2,178	-	-	-	-	-	(196)	2,369
Decreases for classification as held for sale (1)	-	-	29	-	-	-	-	-	-	-	-	-	29
Total changes	-	(33,821)	(30,876)	4,891	(2,616)	1,304	(795)	(11,837)	(1,180)	(3,289)	-	(190,216)	(268,435)
Closing balance	-	(344,497)	(227,138)	(7,464)	(16,486)	(14,089)	(5,836)	(133,871)	(19,950)	(26,621)	-	(1,812,179)	(2,608,131)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
126

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2016, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	254,032	52,231	3,815	4,007	3,465	2,282	35,447	962	11,247	151,831	1,129,668	1,683,576
Changes
Additions	-	-	545	49	-	753	-	-	-	-	145,605	2,146	149,098
Disposals	-	-	(753)	-	-	(1)	-	-	-	-	(3,370)	(406)	(4,530)
Depreciation expense	-	(33,808)	(31,149)	(764)	(2,644)	(846)	(795)	(11,837)	(1,180)	(3,289)	-	(184,927)	(271,239)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	28	(12)	51	(6)	-	24	-	-	-	-	-	19	104
Reclassifications	-	17,373	5,809	277	410	51	199	1,033	584	233	(101,104)	75,135	-
Other increases (decreases) (*)	(24)	-	(152)	(16)	-	196	-	-	-	-	(22,252)	5	(22,243)
Decreases for classification as held for sale (1)	(1,891)	-	(165)	-	-	-	-	-	-	-	-	-	(2,056)
Total changes	(1,887)	(16,447)	(25,814)	(460)	(2,234)	177	(596)	(10,804)	(596)	(3,056)	18,879	(108,028)	(150,866)
Closing balance	32,702	237,585	26,417	3,355	1,773	3,642	1,686	24,643	366	8,191	170,710	1,021,640	1,532,710

(*) The net balance of other increases (decreases) corresponds to: 1) Work in progress which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts 3) projects corresponding mainly to exploration expenditures and stain development.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
127

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 14	Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Impairment of assets

As indicated in Note 3.28 to the financial statements, the recoverable amount of property, plant and equipment is measured provided that there is an indication that the asset could be impaired. As of June 30, 2017, there were no impairment adjustments and as of December 31, 2016 there were impairment adjustments associated with the closure of the railway facilities for the transportation of products.

Railway for transportation of products from the Coya Sur location and the Port of Tocopilla

As a result of the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM S.A. confirmed the existence of damages in several zones in the railway between the sites Coya Sur and Tocopilla. Accordingly, starting from such date the Company has used the transport of trucks replacing the transport through the railway. SQM has performed several internal and external studies with the purpose of determining the costs and terms necessary to repair the damages in the railway.

The analysis of the internal and external reports allows concluding that the costs associated with repairing the damages caused by the rain storms would imply long-terms and high costs, and accordingly, it is not convenient at short and medium-term to repair the railway. Such decision does not affect the production process or imply additional employee reductions.

Consequently, SQM has adjusted the value of the assets associated with the railway (fixed equipment, facilities and rolling equipment), which has translated into a charge of approximately US$ 32 million which are reflected in the line other expenses by function in the consolidated statement of income for the period. Such amount approximately represents 0.8% of SQM’s total assets and 11% of revenue reported at the end of December 2016.

14.5	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$2,462 as of June 30, 2017 and ThUS$ 5,406 as of December 31, 2016.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
128

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 14	Property, plant and equipment (continued)

14.5	Additional information, continued

Available for sale assets

Non-current assets held for sale and the components of groups held for sale classified as held for sale are recorded in the Consolidated Statement of Financial Position in a single line under the following concept: “Non-current assets or asset groups for disposal classified as held for sale.”

The main classes of assets of non-current assets held for sale are shown below.

Available for sale assets	6/30/2017	12/31/2016
	ThUS$	ThUS$

Land	1,741	1,891
Facilities and fixtures	109	165
Total	1,850	2,056

Note 15	Employee benefits

15.1	Provisions for employee benefits

Classes of benefits and expenses by employee	6/30/2017	12/31/2016
	ThUS$	ThUS$
Current
Profit sharing and bonuses	9,936	20,998
Total	9,936	20,998

Non-current
Profit sharing and bonuses	2,401	-
Severance indemnity payments	24,164	22,532
Total	26,565	22,532

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
129

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 15	Employee benefits (continued)

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America which applies the definitions under 15.4 below.

SQM maintains incentive programs for its employees based on the personal performance, the Company’s performance and other short-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to the employee appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and it is paid in cash. The short-term portion is presented as provision for current employee benefits and the long-term portion as non-current.

The bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit related to vacations (short-term benefits to employees, current), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days (classified in Note 18.3).

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc..

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code. Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
130

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 15	Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

	6/30/2017	12/31/2016
Staff severance indemnities at actuarial value	ThUS$	ThUS$

Staff severance indemnities, Chile	22,643	21,384
Other obligations in companies elsewhere	1,521	1,148
Total other non-current liabilities	24,164	22,532

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 4.577%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3,500 of 1,980.

Methodology

The determination of the obligation for benefits under IAS 19 Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
131

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 15	Employee benefits (continued)

15.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2009 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, has established with its employees, a pension plan until 2002 called “SQM North America Retirement Income Plan”, whereby obligation is calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employee benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

15.5	Staff severance indemnities

As of June 30, 2017 and December 31, 2016, severance indemnities calculated at the actuarial value are as follows:

	6/30/2017 ThUS$	12/31/2016 ThUS$
Opening balance	(22,532)	(21,995)
Current cost of service	(570)	(1,333)
Interest cost	(688)	(1,407)
Actuarial gain/loss	(483)	(2,253)
Exchange rate difference	(278)	(1,215)
Benefits paid during the year	387	5,671
Balance	(24,164)	(22,532)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
132

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 15	Employee benefits (continued)

15.5	Staff severance indemnities, continued

a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	6/30/2017	12/31/2016

Mortality rate	RV - 2014	RV - 2009
Actual annual interest rate	4.577%	4.522%
Voluntary retirement rotation rate:
Men	6.49%	7.16%	annual
Women	6.49%	7.16%	annual
Salary increase	3.58%	3.60%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

b)	Sensitivity analysis of assumptions

As of June 30, 2017 and December 31, 2016, on the actuarial calculation, the Company has conducting the sensitivity analysis of the main assumptions, determining the following:

Sensitivity analysis 6/30/2017	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,755)	2,147
Employee turnover rate	(222)	248

Sensitivity analysis 12/31/2016	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,576)	1,773
Employee turnover rate	(207)	231

Sensitivity relates to an increase/decrease of 100 basis points.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
133

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 16	Executive compensation plan

Through the present date, the Company has a compensation plan with the purpose of encouraging the Company’s executives and encourage them to stay in the Company, by granting payments based on the change in price of SQM’s shares.

Average Share Price Spread

Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

This compensation plan includes 39 of the Company’s executives, who are entitled to receive such benefit, provided that they continue to work for the Company through the end of 2020. The payment dates, if applicable, will be during the first quarter of 2021.

Compensation

The compensation payable to each executive results from multiplying a) by b):

a)	The average price of Series B shares in the Santiago Stock Exchange during the fourth quarter of 2020, at its equivalent amount in United States dollars (with a maximum amount or limit amount of US$ 54 per share),

b)	For a number of shares equivalent that were assigned individually to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on January 1, 2017.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
134

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 17	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved Board of Directors, which establish a maximum consolidated indebtedness level of 1.5 times the debt/equity. This limit can be exceeded only if the Company’s management has a written and previously granted authorization issued at the Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements imposed (or covenants) in its financial obligations, which regulate the indebtedness level by 1.2 times, in its more strict level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, in order to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	6/30/2017	12/31/2016	Description (1)	Calculation (1)
Net Financial Debt ThUS$	353,520	461,569	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	4.19	4.02	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.14	0.17	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)
ROE	15.3%	12.25%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
ROA	19.5%	16.0%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	0.84	0.83	Total Liability on Equity	Total Liabilities / Total Equity

(1) Assumes the absolute value of the accounting records

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
135

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 17	Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s capital requirements change depending on variables such as work capital requirements, of new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the Company’s President results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of June 30, 2017 and December 31, 2016, the Group does not maintain shares in the parent either directly or through its companies in which it has investments.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
136

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 17	Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares Description of type of capital in	6/30/2017		12/31/2016
preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of June 30, 2017 and December 31, 2016, the Company has not placed any new issuances of shares on the market.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
137

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of June 30, 2017 and December 31, 2016, this caption comprises the following:

	6/30/2017	12/31/2016
	ThUS$	ThUS$
Reserve for currency exchange conversion	(20,964)	(19,463)
Reserve for cash flow hedges	2,221	64
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	(390)	3,513
Reserve for actuarial gains or losses in defined benefit plans	(5,311)	(4,834)
Other reserves	11,332	7,832
Total other reserves	(13,112)	(12,888)

Reserves for currency exchange conversion

This balance reflects retained earnings for changes in the exchange rate when converting financial statements of subsidiaries whose functional currency is from each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes investments in shares where the Company has no significant influence and; accordingly, have been measured at fair value through equity. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Reserve for actuarial gains or losses in defined benefit plans

For the domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2016 and 2015.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
138

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity, continued

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of 1/1/2016	(14,332)	(2,144)	445	(2,077)	(309)	-	-	(1,677)	(20,230)	136	(20,094)

Increase (decrease) in reserves	(2,252)	3,626	-	(3,397)	-	4,813	-	9,509	12,299	-	12,299
Deferred taxes	-	-	(470)	-	921	-	(1,300)	-	-	(849)	(849)
Reclassification of loss in reserves	-	(1,393)	-	28	-	-	-	-	(1,365)	-	(1,365)

Closing balance as of 12/31/2016	(16,584)	89	(25)	(5,446)	612	4,813	(1,300)	7,832	(9,296)	(713)	(10,009)

Increase (decrease) in reserves	(1,498)	2,133	-	(606)		(3,865)	-	3,500	(335)	-	(335)
Deferred taxes	-	-	24	-	129	-	(38)	-	-	115	115
Reclassification of loss in reserves	-	-	-	-	-	-	-	-	-	-	-

Closing balance as of 06/30/2017	(18,082)	2,222	(1)	(6,052)	741	948	(1,338)	11,332	(9,631)	(598)	(10,229)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
139

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity, continued

Other reserves

Corresponds to the legal reserves reported in the individual financial statements of the subsidiaries that are mentioned below and that have been recognized in the equity of SQM, through the application of the equity method.

Subsidiary - Associate	ThUS$
SQM Iberian S,A,	9,464
SQM Europe NV	1,957
Soquimich European holding B.V.	828
Abu Dhabi Fertilizer Industries WWL	455
Doktor Tarsa Tarim Sanayi AS	305
Total	13,009

2. Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).	(1,677)

Total Other reserves	11,332

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
140

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 17	- Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

On April 11, 2017, the Company’s Board of Directors at the extraordinary meeting recommended to the Ordinary Shareholders’ Meeting (the Meeting) which was held on April 28, 2017, that the Company distributes and pays as dividend declared 100% of net profit for distribution obtained by the Company during the commercial year 2016. Such recommendation was accepted by the Meeting.

For 2017, the Company has defined the following dividend policy: (a) Distributing and paying as dividend declared and in favor of the related shareholder, a percentage of the profits that will be determined as per the following financial parameters

The Company’s dividend policy for 2016 is as follows:

-	i) 100% of the profit for 2017 if all the copulative financial parameters are met: (a) that the addition of cash and cash equivalents and other current financial assets (“Cash”) divided by the addition of other current financial liabilities (the “Short-term Financial Liabilities”) is equal to or higher than 2.5 times, and (b) the addition of current liabilities and non-current liabilities (“Total Liabilities”) divided by total equity (“Equity”) is equal to or lower than 1.1 times

-	(ii) 80% of profit for 2017 if all the following copulative financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or higher than 2.0 times, and (b) Total Liabilities divided by Total Equity is equal to or lower than 1.2 times

-	iii) 60% of profit for 2017 if all the following copulative financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or higher than 1.5 times, and (b) Total Liabilities divided by Total Equity is equal to or lower than 1.3 times. Should none of these parameters be met, the Company will distribute and pay as dividend declared and in favor of the related shareholders, 50% of profit for 2017

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
141

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 17	Disclosures on equity (continued)

17.5	Interim and provisional dividends

On May 17, 2017, the Board of Directors unanimously agreed to pay a provisional dividend equivalent to US$ 0.39222 per share with a debit to profit for 2017. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to Observed U.S. dollar exchange rate published in the Official Gazette on May 31, 2017.

At the General Ordinary Shareholders' Meeting of April 28, 2017, the shareholders agreed to the payment of a dividend declared of US$ 1.05735 per share from the net profit for distribution obtained during commercial year 2016, which must be discounted the sum of US$ 0.85487 per share, which was already paid as provisional dividend, which results in a remaining balance of US$ 0.20248 per share.

On November 23, 2016, the Board of Directors of Sociedad Química y Minera de Chile S.A, approved paying a provisional dividend of US$225 million, equivalent to US$0.85487 per share with a charge to profit for 2016. Such amount would be paid at its equivalent in Chilean pesos using the Observed U.S. dollar exchange rate published in the Official Gazette on December 13, 2016.

This payment of dividend would be made in favor of the shareholders personally or through their duly authorized representatives from 9:00 am on December 20, 2016. The shareholders of record with the Shareholder’ Registry 5 business days prior to December 20, 2016

Change in 2016 Dividend Policy

On November 23, 2016, the provisional dividend described above and the Dividend Policy for Commercial Year 2016 were approved as communicated at the Ordinary Shareholders’ Meeting of April 26, 2016 (the “Dividend Policy”, replacing it with the following

(i)       not to distribute more provisional dividends during 2016 except for the dividend approved on such date which will be paid during the last quarter of 2016.

(ii)      the remaining amount of net profit for 2016, if any, will be withheld and destined to the financing of own operations or activities associated with one or more of the Company’s investment projects.; however, all of this from the possible and future capitalization of all or a portion of this or its distribution as a dividend declared as determined by the shareholders at the Company’s Ordinary Shareholders’ Meeting

(iii)     The Dividend Policy described above relates to the intent or expectation of the Board of Directors with respect to such matter. Consequently, compliance with such Dividend Policy is necessarily dependent on the net profits which are finally obtained and the profit or loss indicated by the Company’s regular forecasts.

To the extent that the Dividend Policy is changed, the Board of Directors will timely communicate and inform its shareholders on any such change through an essential even

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
142

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 17	- Disclosures on equity (continued)

17.4	Dividend policies, continued

On March 22, 2016, the Company communicated that the Directors of Sociedad Química y Minera de Chile S.A. (SQM), at the Ordinary Meeting unanimously agreed the following:

Partially amend the “Dividend Policy for Commercial Year 2015 of SQM S.A.” which was reported to the Ordinary Shareholders’ Meeting of April 24, 2015 with the main purpose of including in such “Policy” the payment of an interim dividend of US$150,000,000, equivalent to US$0.56992 per share, which will be paid with a charge to retained earnings of SQM S.A.

Dividends presented deducted from equity are:

	6/30/2017 ThUS$	12/31/2016 ThUS$
Dividends attributable to owners of the parent	54,991	3,014
Provisional dividend	103,232	225,000
Interim dividend	-	150,000
Dividend payable	101,154
Total	259,377	378,014

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
143

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 18	Provisions and other non-financial liabilities

18.1	Types of provisions

	6/30/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	20,421	3,000	23,421	20,867	3,000	23,867
Provision for dismantling, restoration and rehabilitation cost (**)	-	10,619	10,619	-	5,890	5,890
Other provisions	15,303	-	15,303	21,045	44	21,089
Total	35,724	13,619	49,343	41,912	8,934	50,846

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiary located in Chile, Brazil and the United States (see note 19.1). Legal expenses: Such provision depends on the pending resolution of a legal lawsuit to pay the associated expenses and expenses incurred during such lawsuit (mainly incurred in Brazil, Chile and the United States). Provision for taxes in tax litigation: This provision relates to litigation pending resolution related to tax in Brazil for two of our subsidiaries, SQM Brasil and NNC.

(**) Such provision is calculated considering the instructions issued by the regulating agency (Servicio Nacional de Geología y Minería de Chile, Sernageomin (The Chilean National Geology and Mining Service).

(***) Rent for the lease contract with CORFO: This relates to the lease of mining properties that SQM Salar S.A. pays to CORFO on a quarterly basis. The amount payable is calculated based on the sales of products extracted from the Atacama Saltpeter Deposit.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
144

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 18	Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Current provisions, other short-term provisions	6/30/2017	12/31/2016
	ThUS$	ThUS$
Provision for tax loss in fiscal litigation	739	750
Rent under Lease contract with CORFO	9,665	11,452
Provision for additional tax related to foreign loans	412	450
End of agreement bonus	2,472	5,365
Directors’ per diem allowance	1,571	1,918
Miscellaneous provisions	444	1,110
Total	15,303	21,045
Other long-term provisions
Miscellaneous	-	44
Total	-	44

18.3	Other liabilities current

Description of other liabilities	6/30/2017	12/31/2016
	ThUS$	ThUS$
Tax withholdings	6,644	14,340
VAT payable	4,355	3,949
Guarantees received	2,638	2,638
Accrual for dividend	101,154	1,189
Monthly tax provisional payments	9,958	9,545
Deferred income	14,375	6,507
Withholdings from employees and salaries payable	5,333	5,552
Accrued vacations	15,140	15,841
Other current liabilities	2,355	2,359
Total	161,952	61,920

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
145

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 18	Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions

	6/30/2017
Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	23,867	-	5,890	21,089	52,846
Changes in provisions:
Additional provisions	-	-	2,779	-	4,729	51,844	59,362
Provision used	-	-	(3,225)	-	-	(57,450)	(60,675)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(17)	(17)
others	-	-	-	-	-	(163)	(163)
Total provisions, final balance	-	-	23,421	-	10,619	15,303	49,343

	12/31/2016
Description of items that gave rise to variations	Guarantee	Restructuring (*)	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	21,067	-	5,890	13,445	40,402
Changes in provisions:
Additional provisions	-	-	2,800	-	-	12,764	15,564
Provision used	-	-	-	-	-	(5,715)	(5,715)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	128	128
Others	-	-	-	-	-	467	467
Total provisions, final balance	-	-	23,867	-	5,890	21,089	50,846

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
146

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 18	Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions

Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil, Chile and the United States).

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

Rent under lease contract with CORFO: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of the aforementioned amounts is performed on a quarterly basis.

To date, the Company and its subsidiaries have no significant uncertainties about the timing and amount of one class of provision.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
147

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for the lawsuits in which the probability that judgments are unfavorable for the Company is more likely than not. The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	Nancy Erika Urra Muñoz.
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and the Company and their
Insurers.
	Date	:	December 2008.
	Court	:	1st Civil Court of Santiago.
	Reason	:	Labor Accident.
	Status	:	Judgment favorable for the Company. Appeal filed by the plaintiff.
	Nominal value	:	ThUS$550.

2.	Plaintiff	:	City of Pomona, California USA.
	Defendant	:	SQM North America Corporation.
	Date	:	December 2010.
	Court	:	United States District Court Central District of California.
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	On August 7, 2017, the Unites States Court of Appeals for the Ninth Circuit ordered the beginning of a new trial.
	Nominal value	:	ThUS$32,000.

3.	Plaintiff	:	City of Lindsay, California USA.
	Defendant	:	SQM North America Corporation and the Company (still not noticed)
	Date	:	December 2010.
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Filing of the case. Processing suspended.
	Nominal value	:	Not possible to determine.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
148

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	SQM Europe N.V. and its insurance companies.
	Date	:	July 2013.
	Court	:	Commercial Court of Dendermonde.
	Reason	:	Alleged indirect responsibility for the absence of adequate specification for the SOP–WS by the Belgian distributor.
	Status	:	Judgment stage.
	Nominal value	:	ThUS$430.

5.	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. and its insurers.
	Date	:	May 2014.
	Court	:	18th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort as a result of an explosion that occurred during 2010 near Baquedano, causing the death of 6 employees.
	Status	:	Evidence.
	Nominal value	:	ThUS$650.

6.	Plaintiff	:	Corporación de Fomento de la Producción (“Corfo”).
	Defendant	:	SQM Salar S.A. (“SQM Salar”); SQM Potasio S.A. and the Company
	Date	:	May 2014.
	Court	:	Arbitration court. Arbitrator Mr. Héctor Humeres
	Reason	:	(a) Lease Contract (“the “Lease”) early termination action filed on November 12, 1993 by Corfo for (i) alleged failure to fully pay the quarterly lease payments associated with certain products during 2009-2013; and (ii) alleged absence of boundary demarcation of mining properties seeking compensation for damages other related contracts among other matters involving compensation for damages. (b) Request filed by Corfo for early Project Contract termination associated with the contract entered into on November 12, 1993 and other related contracts, among other matters involving compensation for damages; and (c) Request filed by SQM Salar and the Company to state whether lease payments made by SQM Salar under the Lease comply with the agreement entered into by the parties and whether the rent formula applied has been useful for Corfo.
	Status	:	Settlement stage.
	Nominal value	:	Not determined.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
149

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

7.	Plaintiff	:	Evt Consulting SpA.
	Defendant	:	SQM Nitratos S.A.
	Date	:	October 2014.
	Court	:	23th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures.
	Status	:	Judgment of December 15, 2016 final judgment for the plaintiff. Absolves SQM Nitratos S.A. from the payment of compensation. Appeal and appeal in cassation on the form of presentation by the plaintiff and appeal filed by SQM Nitratos S.A. Judgment stage.
	Nominal value	:	ThUS$ 835.

8.	Plaintiff	:	Hugo Gutiérrez Gálvez
	Defendants	:	Senators Jaime Orpis B. and Fulvio Rossi C., the Company et al.
	Date	:	July 2015
	Court	:	8th Supervisory Court in Preliminary Proceedings of Santiago, Chile
	Reason	:	With respect to the Company the investigation of alleged liability under Law No. 20.393
	Instance	:	Investigation stage
	Nominal value	:	None

9.	Plaintiff	:	State Defense Council
	Defendant	:	The Company
	Date	:	December 2016
	Court	:	8th Supervisory Court in Preliminary Proceedings of Santiago, Chile
	Reason	:	With respect to the Company the investigation of alleged liability under Law No. 20.393
	Instance	:	Investigation stage
	Valor nominal	:	None

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
150

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

10.	Plaintiff	:	SQM Salar and the Company.
	Defendant	:	Seguros Generales Suramericana S.A. (formerly - RSA Seguros Chile S.A.)
	Date	:	August 29, 2016
	Court	:	Arbitration Court – Arbitrator Mr. Gonzalo Fernández.
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013.
	Status	:	Deliberation stage finished
	Nominal value	:	US$ 20,657,860.

11.	Plaintiff	:	Tyne and Wear Pension Fund as represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff .
	Defendant	:	the Company
	Date	:	January 2016.
	Court	:	United States District Court – Southern District of New York.
	Reason	:	Alleged damage to ADS holders of the Company resulting from alleged noncompliance with the securities regulations in the United States by the Company.
	Status	:	Initial stage of disclosure of background information.
	Nominal value	:	Not determined.

12.	Plaintiff	:	Thorco Shipping A/S
	Defendant	:	the Company
	Date	:	January 2015.
	Court	:	Arbitration court – London Maritime Arbitrators' Association.
	Reason	:	Lawsuit seeking compensation for damages alleging a freight agreement breach.
	Status	:	On June 6, 2017, the Court rejected becoming aware of the Company's appeal. On August 21, 2017, the Company paid US$253,187 related to the alleged amount plus interests.
	Nominal value	:	ThUS$247

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
151

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

13.	Plaintiff	:	Ernesto Saldaña González et al.
	Defendant	:	SQM Salar S.A., SQM Industrial S.A. (“SQM Industrial”) and their insurance companies
	Date	:	May 2016.
	Court	:	13th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident occurred in July 2014 in the María Elena location.
	Status	:	Evidentiary stage
	Nominal value	:	ThUS$ 515.

14.	Plaintiff	:	María Yolanda Achiardi Tapia et al.
	Defendant	:	SQM Salar and its insurance companies and other 5 defendants
	Date	:	February 2015.
	Court	:	1st Civil Court of Antofagasta.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from a traffic accident occurred in April 2011 in the city of Antofagasta.
	Status	:	Lawsuit pending notice to one of the defendants.
	Nominal value	:	ThUS$ 1,265.

15.	Plaintiff	:	the Company
	Defendants	:	AES Gener S.A. and Empresa Eléctrica Cochrane SpA.
	Date	:	May 11, 2017
	Court	:	Arbitration award in accordance with the Arbitration Rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce.
	Reason	:	Request for the interpretation of an electricity supply agreement alleging the right by the plaintiff to receive a collection in conformity with such agreement.
	Instance	:	Deliberation stage
	Nominal value	:	Not determined

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
152

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

16.	Plaintiff	:	AES Gener S.A. and Empresa Eléctrica Cochrane SpA.
	Defendant	:	the Company
	Date	:	May 2017
	Court	:	Arbitration award in accordance with the Arbitration Rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce
	Reason	:	Discrepancy with respect to the amount of an alleged right by the plaintiff to receive a collection in conformity with the agreement entered into by the parties.
	Instance	:	Deliberation stage
	Nominal value	:	Not determined

17.	Plaintiffs	:	Araya Oses, Antonio et al.
	Defendants	:	Transportes Buen Destino S.A. and SQM Salar.
	Date	:	February 17, 2017
	Court	:	1st Civil Court of Santiago
	Reason	:	Lawsuit for several or subsidiary liability for unjustified dismissal, seeking the voidance of the dismissal and collection of labor benefits.
	Instance	:	An appeal seeking voidance o the first instance judgment is pending.
	Nominal value	:	ThUS$ 235.

18.	Plaintiffs	:	Employee Union No. 2 of SQN Nitratos Nueva Victoria.
	Defendant	:	SQM Nitratos S.A.
	Date	:	November 23, 2016.
	Court	:	Labor Court of Iquique.
	Reason	:	Lawsuit alleging differences in the calculation of the bonus payable under the Collective Bargaining Agreement.
	Instance	:	At the evidentiary stage
	Nominal value	:	ThUS$ 385

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
153

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

19	Plaintiff	:	TBD
	Reason	:	Voluntary Winding up Statement (Law No. 20.720)
	Court	:	Civil Court of Colina
	Instance	:	On January 4, 2017 the voluntary winding up process began. On March 8, 2017, SQM Industrial verified credits in ordinary period associated with the sale of fuel of Ch$217,193,666 with express reserve as to the legal compensation applicable.
	Nominal value	:	Ch$217,193,666

20	Plaintiffs	:	TBD
	Defendant	:	SQM Salar.
	Date	:	None
	Court	:	Arbitration Court Arbitrator Mr. Jaime Martínez Tejeda.
	Reason	:	Discrepancies generated in the performance of the (i) lithium brine transportation agreement; and (ii) salt transportation agreement entered into between TBD and SQM Salar.
	Instance	:	The case has not been presented yet.
	Nominal value	:	Not determined

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
154

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitration or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$1,200.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed ThUS$200.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
155

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

Credit contracts subscribed by the SQM Group with domestic and foreign banks and the issuance of bonuses in the local and international market require that the Company comply with the following level of consolidated financial indicators, calculated for a moving period which considers the last twelve months:

-	To maintain a minimum equity of ThUS$1,000,000.

-	To maintain a Net Financial Debt and EBITDA ratio not higher than 3 times.

-	To maintain a Total Indebtedness Ratio not higher than 1.2 times Total Indebtedness level defined as the Total Liabilities ratio divided by Total Equity.

-	To maintain a ratio between the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successor financial debt and the total Issuer’s consolidated current assets not higher than 0.3 times.

As of June 30, 2017, the aforementioned financial indicators are as follows:

Indicator	6/30/2017	12/31/2016
Equity ThUS$	2,248,089	2,307,272
Net Financial Debt/ EBITDA	0.4	0.58
Indebtedness	0.84	0.83
SQM Industrial and SQM Salar debt / Current assets	0.02	0.02

Issuance contracts for bonuses issued abroad does not require that the Company merge or dispose at any title the asset as a whole or as a substantial part of it, unless the following copulative conditions are met: (i) the legal successor company is an entity subject to Chilean or American laws, and assumes under a complimentary contract the Company’s obligations, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) the Issuer delivers a legal opinion stating the merge or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
156

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.3	Arbitration proceedings with CORFO

SQM Salar S.A. has signed the Lease, which establishes that the subsidiary must pay annual rent to for the commercialization of certain mining properties owned by Corfo. The amount of such rent is calculated on the basis of sales of each type of product. The Lease is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$ 21,612 as of June 30, 2017 (ThUS$ 41,962 as of December 31, 2016).

On 15 November 2013, Corfo sent a letter to SQM Salar S.A. stating its intention to (i) collect from SQM Salar the amount of Ch$2,530,298,919 (ThUS$4,823) that in Corfo’s opinion, SQM Salar would owe to it for the calculation and payment of the Lease; and (ii) require the constitution of an instance of arbitrage stated in the Lease with the purpose that the arbitrator determines if other alleged lease payment obligations may exist that SQM Salar could owe to Corfo under the Lease.

During May 2014, Corfo filed a lawsuit against SQM Salar requesting the early termination of the Lease and other requests explained in Note 19.1.

SQM Salar differs completely form Corfo’s view. In fact, the Lease has been in force for more than 20 years and during all this time, SQM Salar has paid to Corfo more than 80 quarterly payments in their entirety and on a timely basis that Corfo has received satisfactorily.

In our legal advisors’ opinion, there are no legal grounds to early terminate the lease agreement as noncompliance on which the lawsuit is based do not exist and, if any, these are not gross or essential or hinder the purpose of the Lease. In addition, the Company has never had the intention of deceiving and has always been fully transparent in providing the information delivered. The conflict rather corresponds to a discussion on the right formula to calculate the rent amount.

The total amount finally requested by Corfo was at least US$ 8,940,829 – plus interests and costs – and the arbitrage proceeding is close to the beginning of the evidentiary stage. Corfo and SQM Salar waived all recourses against the judgment provided by the arbitrator. However, it is not possible to discard the filing of the appeals allowed by the law. On August 17, 2016, Corfo noticed a new arbitration proceeding filed against SQM Potasios S.A., the Company and SQM Salar, by virtue of which requests the early termination of the project agreement entered into on November, 1993 and other related contract, among other matters.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
157

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.3	Commitments, continued

On August 17, 2016, Corfo noticed a new arbitration proceeding filed against SQM Potasio S.A., the Company and SQM Salar, by virtue of which requests the early termination of the project agreement entered into on November, 1993 and other related contract, among other matters.

In addition, on September 28, 2016, the Company and SQM Salar S.A. have started the process for a third arbitrage proceeding with Corfo through which they expect to obtain a declaratory judgment which determines that in the payment of rent payments made under the Lease contract for the period elapsed of the contract there has been no damage for Corfo. The deliberation stage of this arbitrage proceeding has been completed.

During the period ended June 30, 2017, revenue related to products from the Atacama saltpeter deposit represented a 47.45% of total consolidated revenue of the Company for the same period. This corresponds to revenue considered in the potassium, lithium and by-product business lines.

Additionally, during the same period, SQM Salar sold potassium salts (sylvinite) and other potassium products for a total of US$ 41.4 million to SQM Industrial S.A., to be used as supplies in the production of potassium nitrate.

19.4	Environmental contingencies

On June 6, 2016, the Superintendence of the Environment (the “SMA”) filed charges against the Company with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

This relates to charges related with certain variables in the Follow-up Plan and through the implementation of a mitigation action contemplated in the related Environmental Impact Study. The Company has submitted for the approval by the SMA a Compliance Program detailing the actions and commitments that the Company will perform to overcome the objections filed by such environmental authority. On June 29, the SMA rejected the Compliance Program submitted by the Company. On July 10, the Company presented the defense against the charges filed by the SMA.

Through resolution of November 28, 2016, confirmed through resolution of December 23, 2016, the SMA filed charges against SQM Salar for the extraction of brine exceeding that authorized, the gradual impact on the vital status of carobs, delivering incomplete information, the amendment of variables, among others.

SQM Salar has submitted a compliance program detailing the actions and commitments that it will undertake to overcome the objections filed by the SMA. The Chilean SMA is currently reviewing such compliance program.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
158

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.5	Tax contingency

During 2015, the Company, SQM Salar and SQM Industrial submitted to the Chilean IRS four tax amendments (two by the Company, one by SQM Salar and one by SQM Industrial).

The first two (one for SQM and one for SQM Salar), after being approved by the SII, generated payments for taxes, interests and other charges for US$ 8.1 million. A provision for such amount was made in the profit or loss for the first quarter of 2015.

Additionally during August 2015, the Chilean IRS was provided, for its review and approval, with the documentation necessary for amending the annual tax returns of the Company and SQM Industrial. As a result of such amendments, the Company paid an approximate sum of US$1.4 million for taxes, interests and other charges. This amount was recorded in a provision in the profit or loss for the second quarter of 2015.

Finally, during 2016, the last 12 invoices were amended with a payment of approximately US$50 thousand.

Accordingly, the SQM Group understands the internal analysis they have been performing has ended, the purpose of which was the identification of the expenses incurred by them during the commercial years 2008 to 2014 and which could be a matter of tax amendment.

Because of the aforementioned amendments, the Company, SQM Salar and SQM Industrial might be affected by additional penalty established in the first subparagraph, No. 4 of Article 97 of the Tax Code, for an amount ranging between 50% and 300% of the taxes paid. . The Company has currently not estimated making any provisions related to this possible additional penalty.

On August 26, 2016, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessments Nos. 169, 170, 171 and 172, which search for expanding the application of the specific tax on mining activities top the exploitation of lithium. The amount involved is approximately ThUS$ 17,809. Such claim is at the deliberation stage.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No. 207 issued by the Chilean IRS, which seeks to extend the application of the specific tax on mining activities to the exploitation of lithium for tax years 2015 and 2016. The amount under dispute is approximately US$ 14.4 million. Such claim is at the deliberation stage.

The aforementioned amounts are classified as current tax assets, non-current as of June 30, 2017. The commercial year 2016 and first semester of 2017do not consider potential differences requested through tax assessments by the Chilean IRS under the concept of Specific Tax on Mining Activities applicable to lithium operations by SQMS.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
159

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.6	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with that established by the Chilean Superintendence of Healthcare which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of June 30, 2017, the guarantee amounts to ThUS$705.

SQM S.A. maintains funds with Morgan Stanley for the concept of Marging Call, which provide collateral for the Bank’s exposition towards the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM S.A. has to hedge a portion of the Series H Bond.

Through the present date, SQM S.A. has delivered ThUS$ 2,050 to Morgan Stanley, which will be released when any of the following conditions occur:

1.	The market value of the Cross Currency Swap is lower than the sum of that delivered ThUS$2,050 and the collateral threshold ThUS$ 5,000.
2.	The Cross Currency Swap associated with the H Series Bond expires on January 5, 2018.

SQM S.A. maintains funds with BCI for the concept of margin call, which provide collateral for the Bank’s exposition towards the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM S.A. has to hedge the Series H Bond.

Through the present date, SQM S.A. has delivered ThUS$0 to BCI, which will be released when any of the following conditions occur:

1.	The market value of the Cross Currency Swap of the last business day of the month is lower than the sum of that delivered ThUS$0 and the collateral threshold ThUS$ 10,000.
2.	The Cross Currency Swap associated with the H Series Bond expires on January 5, 2018.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
160

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.7	Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$7,475 and ThUS$7,386 on June 30, 2017 and December 31, 2016 respectively; which is detailed as follows:

Grantor	Relationship	6/30/2017	12/31/2016
		ThUS$	ThUS$

Tattersall Agroinsumos S.A.	Unrelated third party	2.000	2.000
Contador Frutos S.A.	Unrelated third party	1.605	1.574
Agrícola Lobert Ltda.	Unrelated third party	1.164	1.141
Covepa SPA	Unrelated third party	753	747
Johannes Epple Davanzo	Unrelated third party	336	333
Hortofrutícola La Serena	Unrelated third party	297	-
Juan Luis Gaete Chesta	Unrelated third party	243	241
Arena Fertilizantes y Semillas	Unrelated third party	226	224
Vicente Oyarce Castro	Unrelated third party	225	220
Soc. Agrocom. Julio Polanco	Unrelated third party	151	149
Bernardo Guzmán Schmidt	Unrelated third party	127	125
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	127	125
Lemp Martin Julian	Unrelated third party	114	-
Comercial Agrosal Ltda.	Unrelated third party	107	105

Total		7,475	6,984

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
161

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.8	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

The bonds which disclose a balance as of June 30, 2017 and December 31, 2016 are detailed below:

	Debtor			Balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	6/30/2017	12/31/2016
				ThUS$	ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
162

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 19	Contingencies and restrictions (continued)

19.8	Indirect guarantees, continued

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	6/30/2017	12/31/2016
				ThUS$	ThUS$
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
163

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 20	Revenue

As of June 30, 2017 and 2016, revenue is detailed as follows:

	January to June		April to June
	2017	2016	2017	2016
Types of revenue	ThUS$	ThUS$	ThUS$	ThUS$

Sales of goods	1,020,927	879,357	504,436	489,159
Sales of goods	2,938	2,102	1,283	455
Total	1,023,865	881,459	505,719	489,614

Detail by line of business in Note 26.2 and 26.3

Note 21	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	6/30/2017 ThUS$	6/30/2016 ThUS$

Earnings (losses) attributable to owners of the parent	204,386	141,613

	6/30/2017 Units	12/31/2016 Units

Number of common shares in circulation	263,196,524	263,196,524

	6/30/2017	6/30/2016

Basic earnings per share (US$ per share)	0.7766	0.5381

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
164

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 22	Borrowing costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of June 30, 2017, total interest expenses incurred amount to ThUS$25,546 (ThUS$32,421 as of June 30, 2016).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

22.1	Costs of capitalized interest, property, plant and equipment

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows::

	6/30/2017	6/30/2016

Capitalization rate of costs for capitalized interest, property, plant and equipment	4%	5%

Amount of costs for interest capitalized in ThUS$	2,462	2,453

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
165

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 23	Effect of fluctuations on foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	6/30/2017 ThUS$	6/30/2016 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	(4,707)	(1,594)

Conversion foreign exchange reserves attributable to the owners of the controlling entity	(1,501)	1,279

Conversion foreign exchange reserves attributable to the non-controlling entity	3	37

b)	Reserves for foreign currency exchange differences:

As of June 30, 2017, and December 31, 2016, foreign currency exchange differences are detailed as follows:

Detail	6/30/2017	12/31/2016
	ThUS$	ThUS$
Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(12)	(13)
Proinsa Ltda.	(10)	(10)
Comercial Agrorama Ltda.	(67)	(69)
Isapre Norte Grande Ltda.	(119)	(124)
Almacenes y Depósitos Ltda.	78	47
Sales de Magnesio Ltda.	-	(29)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(5)	(6)
Agrorama S.A.	(68)	(49)
Doktor Tarsa	(12,363)	(12,264)
SQM Vitas Fzco	(1,782)	(1,801)
Ajay Europe	(3,298)	(1,935)
SQM Eastmed Turkey	(22)	(95)
Charlee SQM (Thailand) Co. Ltd.	(404)	(460)
Coromandel SQM India	(204)	(282)
SQM Italia SRL	(198)	(287)
SQM Oceania Pty Ltd.	(634)	(634)
SQM Indonesia S.A.	(123)	(124)
Abu Dhabi Fertilizers Industries WWL.	19	(434)
SQM Vitas Holland	(175)	(280)
SQM Thailand Limited	(68)	(68)
SQM Europe N.V.	-	(1,550)
Minera Exar S.A.	(2,513)	-
Total	(20,964)	(19,463)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
166

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 23	Effect of fluctuations on foreign currency exchange rates (continued)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.
-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24	Environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the María Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
167

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 24	Environment (continued)

24.1	Disclosures of disbursements related to the environment, continued

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development.

In order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of June 30, 2017 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$6,242 and are detailed as follows:

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
168

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 6/30/2017

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental - Operating Area	Not classified	Expense	Not classified	3,400	12/31/2017
SQM Industrial S.A.	04-IQWZ00 - Normalization TK NV liquid fuels	Environmental processing	Assets	Not classified	32	12/31/2017
SQM Industrial S.A.	04-PPZU00 - Standardize and Certify Plant Fuel Tanks	Environmental processing	Assets	Not classified	44	12/31/2017
SQM Industrial S.A.	04-J007000 – Environmental Impact Statement	Environmental processing	Expense	Not classified	75	12/31/2017
SQM Industrial S.A.	04-P003600 – Opening of NPT IV Project (NK engineering studies)	Sustainability: Environment and Risk Prevention	Assets	Not classified	24	12/31/2017
SQM S.A.	01-I005500 – Standardization of SO2 plants	Environmental processing	Assets	Not classified	53	12/31/2017
SQM S.A.	01-I007100 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Environmental processing	Expense	Not classified	2	3/31/2017
SQM S.A.	01-I007300 – Compliance with Iodine Gas Exposure Standard	Environmental processing	Assets	Not classified	518	12/31/2017
SQM S.A.	01-I012200 – Repair or replacement of well	Sustainability: Environment and Risk Prevention	Assets	Not classified	41	12/31/2017
SQM S.A.	01-I007200– 2015-2016 Salar de Llamara Environmental Follow-up Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	1	12/31/2017
SIT S.A.	03-T003400 - 2016 Port maintenance Capex	Sustainability: Environment and Risk Prevention	Assets	Not classified	42	12/31/2017
SIT S.A.	03-T001900 – Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Assets	Not classified	34	12/31/2017
SIT S.A.	03-T001800 – Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	238	12/31/2017
SQM Salar S.A.	19-L008100 - EIS Salar 2015	Environmental processing	Expense	Not classified	146	12/31/2017
SIT S.A.	03-T003200 – Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	1,197	12/31/2017
SQM Salar S.A.	19-L012200 – Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	222	12/31/2017
SQM Salar S.A.	19-C002300 - Extension of LIOH 7.000 TPA Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	173	12/31/2017
Total					6,242

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
169

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 6/30/2017

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental - Operating Area	Not classified	Expense	Not classified	6,468	12/31/2017
SQM Industrial S.A.	04-IQWZ00 - Normalization TK NV liquid fuels	Environmental processing	Assets	Not classified	11	12/31/2017
SQM Industrial S.A.	04-PPZU00 - Standardize and Certify Plant Fuel Tanks	Environmental processing	Assets	Not classified	36	12/31/2017
SQM Industrial S.A.	04-J007000 – Environmental Impact Statement	Environmental processing	Expense	Not classified	154	12/31/2017
SQM Industrial S.A.	04-P003600 – Opening of NPT IV Project (NK engineering studies)	Sustainability: Environment and Risk Prevention	Assets	Not classified	467	12/31/2017
SQM S.A.	01-I005500 – Standardization of SO2 plants	Environmental processing	Assets	Not classified	69	12/31/2017
SQM S.A.	01-I007300 – Compliance with Iodine Gas Exposure Standard	Environmental processing	Assets	Not classified	411	12/31/2017
SQM S.A.	01-I012200 – Repair or replacement of well	Sustainability: Environment and Risk Prevention	Assets	Not classified	109	12/31/2017
SQM S.A.	01-I013800 – Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	Not classified	150	12/31/2017
SQM S.A.	01-I007100 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Environmental processing	Expense	Not classified	3	12/31/2017
SQM S.A.	01-I007200– 2015-2016 Salar de Llamara Environmental Follow-up Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	13	12/31/2017
SIT S.A.	03-T001900 – Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Assets	Not classified	13	12/31/2017
SIT S.A.	03-T001800 – Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	779	12/31/2017
SIT S.A.	03-T003200 – Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	329	12/31/2017
SQM Salar S.A.	19-L012100 – Regularization of weather station	Sustainability: Environment and Risk Prevention	Assets	Not classified	65	12/31/2017
SQM Salar S.A.	19-L012200 – Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	28	12/31/2017
SQM Salar S.A.	19-L008100 - EIS Salar 2015	Environmental processing	Expense	Not classified	471	12/31/2017
SQM Salar S.A.	19-C002300 - Extension of LIOH 7.000 TPA Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	27	12/31/2017
SIT S.A.	03-T004200 - Encapsulation and collectors yards 8 and 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	900	12/31/2017
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Assets	Not classified	480	12/31/2017
SQM Nitratos S.A	12-I012700 - Mine Site Workshop Water Recovery Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	160	12/31/2017
Total					11,143

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
170

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2016

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental - Operating Area	Not classified	Expense	Not classified	2,331	12/31/2016
SQM S.A.	01-I003200 – Standardization of hazardous materials	Sustainability: Environment and Risk Prevention	Assets	Not classified	79	12/31/2016
SQM S.A.	01-I005500 – Standardization of SO2 plants	Sustainability	Assets	Not classified	188	12/31/2016
SQM S.A.	01-I007300 – Compliance with Iodine Gas Exposure Standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	721	12/31/2016
SQM S.A.	01-I006700 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	-	12/31/2016
SQM S.A.	01-I007100 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	290	03/31/2017
SQM S.A.	01-I007200– 2015-2016 Salar de Llamara Environmental Follow-up Plan	Sustainability: Environment and Risk Prevention	Assets	Not classified	54	12/31/2016
SQM S.A.	01-P003500 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	20	12/31/2016
SQM S.A.	01-P003000 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Assets	Not classified	355	12/31/2016
SQM Industrial S.A.	04-I007600– NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	78	12/31/2016
SQM Industrial S.A.	04-J004100 – Coya Sur Field Disposal DIA	Sustainability: Environment and Risk Prevention	Expense	Not classified	31	12/31/2016
SQM Industrial S.A.	04-J004300 - Energy efficiency study	Sustainability: Environment and Risk Prevention	Expense	Not classified	31	12/31/2016
SQM Industrial S.A.	04-J007000 – Environmental Impact Statement	Sustainability: Environment and Risk Prevention	Expense	Not classified	40	04/30/2017
SQM Industrial S.A.	04-J003300 – Improvements to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	376	12/31/2016
SQM Industrial S.A.	04-P003600 - NK PV Project	Sustainability: Environment and Risk Prevention	Expense	Not classified	214	12/31/2017
SIT S.A.	03-T003000 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	51	12/31/2016
SQM Salar S.A.	19-L008100 - EIS Salar 2015	Sustainability: Environment and Risk Prevention	Expense	Not classified	35	12/31/2016
SQM Salar S.A.	19-C001500 - 2016 Waste ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	92	12/31/2017
Total					4,986

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
171

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2016

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM S.A.	01-I003200 – Standardization of hazardous materials	Sustainability: Environment and Risk Prevention	Assets	Not classified	25	12/31/2017
SQM S.A.	01-I005500 – Standardization of SO2 plants	Sustainability	Assets	Not classified	15	12/31/2017
SQM S.A.	01-I006700 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	133	12/31/2017
SQM S.A.	01-I007100 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	2	03/31/2017
SQM S.A.	01-I007200– 2015-2016 Salar de Llamara Environmental Follow-up Plan	Sustainability: Environment and Risk Prevention	Assets	Not classified	1	12/31/2017
SQM S.A.	01-P003000 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Assets	Not classified	3	12/31/2017
SQM S.A.	01-P003500 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	18	12/31/2017
SQM S.A.	01-I007300 – Compliance with Iodine Gas Exposure Standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	90	12/31/2017
SQM Industrial S.A.	04-I007600– NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	0	12/31/2017
SQM Industrial S.A.	04-J003300 – Improvements to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	55	12/31/2017
SQM Industrial S.A.	04-J004300 - Energy efficiency study	Sustainability: Environment and Risk Prevention	Expense	Not classified	54	12/31/2017
SQM Industrial S.A.	04-J007000 – Environmental Impact Statement	Sustainability: Environment and Risk Prevention	Expense	Not classified	229	04/30/2017
SQM Industrial S.A.	04-I012400 - Acquisition of Power Generator to Back up the Injection System at Puquios in Salar of Salar de Llamara	Sustainability: Environment and Risk Prevention	Assets	Not classified	33	12/31/2017
SQM Industrial S.A.	04-P003600 - NK PV Project	Sustainability: Environment and Risk Prevention	Expense	Not classified	86	01/02/2018
SQM Salar S.A.	19-L012100 – Regularization of weather station	Sustainability: Environment and Risk Prevention	Expense	Not classified	65	12/31/2017
SQM Salar S.A.	19-C001500 - 2016 Waste ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	27	01/01/2018
SIT S.A.	03-T003000 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	6	12/31/2017
Total					842

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
172

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished

SQM Industrial S.A.

IQWZ: Standardization of plant fuel tanks. This implies repairing, amending, replacing or eliminating tanks per their current condition. This project is in progress.

PPZU: Standardization of plant fuel tanks. This implies repairing, amending, replacing or eliminating tanks per their current condition. This project is in progress.

J0070: Relates to the preparation and processing of an Environmental Impact Statement (EIS), with the purpose of obtaining the environmental authorization (RCA) of the fields, including in the background information the air quality baseline for which a MP 2.5 and gas monitoring station was installed supplementing the stations existing at ME. This project is in progress.

P0036: This project’s objective is that, based on basic engineering which has already been developed and completed in December 2015, the Company is able to develop detailed engineering to allow the acquisition of critical equipment (at long-term or key for the project). This project is in progress.

SQM S.A.

I0055: This project consists of changing gas extractors to increase air flows, changing SO2 absorption towers for prilling, extending the diameter of ducts; thereby guaranteeing an increase and sustaining the gas/liquid ratio. In order to decrease SO2 emissions require the installation of a scrubber unit (tower, pump, gas extractor and piping), the same concept developed at the ME Iodine SO2 plant. This project is in progress.

I0071: This project consists of implementing mitigation and compensation actions as committed in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). Actions to be implemented are those contemplated in the Environmental Management Plan of Tamarugos in Pampa del Tamarugal (Environmental Education Program, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, and support for the phytosanitary control of tamarugos). This project is in progress.

I0073: System for capturing iodine gases operating very inefficiently. Iodine steam level exceed the range between 150% and 4,900% of the levels allowed for work positions at the Iodine Plant and Warehouse in accordance with Article 61 Supreme Decree 594/1999 approving Basic Sanitary and Environmental Conditions in Workplaces.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
173

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM S.A.

I0122: The project consists of repairing or replacing the environmental follow-up wells that require being deepened. It also considers implementing improvements in mine shaft type wells to avoid risk conditions. Priority are wells Nos. 8 and 10 S-1 in Pampa del Tamarugal and PO-5 in Salar de Llamara. This project is in progress.

I0138: Increasing by 2.5 meters the height in each SO2 absorber tower (regular and stand-by towers). Such increased height in towers will allow increasing by 2.5 the height of the packing, increasing efficiency of the absorption of SO2. The main engineering activities are basic and detailed engineering; supply of the bodies of the absorber towers (frp), liquid distributors, tower brine pump pad, tri-pack packing type, polyethylene pipes and fitting; gas measurement service; metallic structure manufacturing and installation services; and project start-up.

I0070: Salar de Llamara Environmental Follow-up Plan project.

SIT S.A.

T0034: The project seeks to make all the investments associated with maintenance of Port’s operating capacity, guaranteeing the high availability of equipment for shipment purposes. The project has an environmental component, despite being an operating improvement, the project considered the replenishment and/or replacement of the impaired wind barriers membranes in Yard No. 3, which is an action to control emissions committed at the Tocopilla EDP. This project has been completed.

T0019: The project consists of the installation of covers (ceiling and side cover) in the 4 new storage boxes, which will be built in the zone of current yards Nos. 8 and 9. The project has an environmental component, despite being an operating improvement, the project considered as an action to mitigate emissions the building of the warehouse to improve the compliance with the Tocopilla EDP and reduce dust emissions. This project has been completed.

T0018: The project consists of the installation of an underground conveyor belt running outside of the storage boxes in yards Nos. 8 and 9, connected to belt 5 and subsequently to the shipment system. The project has an environmental component, despite being an operating improvement, the project considered as action to mitigate emissions the implementation and acquisition of belt covers (to control internal emissions) to improve compliance with the Tocopilla EDP. This project is in progress.

T0032: The project consists of the installation of an underground conveyor belt running outside of the storage boxes in Yard No. 6, with feeding points of accesses directly connected to belt 6 and subsequently to the shipment system. The project has an environmental component, despite being an operating improvement, the project considered the implementation of conveyor belt No. 6 from Yard No. 6, which is an action to control emissions committed within the Tocopilla EDP. This project is at the start-up stage.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
174

Notes to the Consolidated Financial Statements as of June 30, 2017.

SQM Salar.

L0081: The authority requires conducting different environmental impact studies either for exploration or the construction of new wells and being able to support current production. Project in progress. This project is in progress.

L0122: The project considers the change in flow meters to the new standard in addition to adding stand by flow meters. This project is in progress.

C02300: A new plant extension will be built with capacity for 7,000 TPA of products. This project is in progress.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
175

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 25	Other current and non-current non-financial assets

As of June 30, 2017, and December 31, 2016, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	6/30/2017	12/31/2016
	ThUS$	ThUS$
Domestic Value Added Tax	13,806	13,999
Foreign Value Added Tax	2,066	2,537
Prepaid mining licenses	4,814	1,136
Prepaid insurance	2,110	6,323
Other prepayments	560	408
Refund of Value Added Tax to exporters	11,104	855
Other taxes	4,469	4,660
Other assets	288	355
Total	39,217	30,273

Other non-financial assets, non-current	6/30/2017	12/31/2016
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	21,421	23,008
Guarantee deposits	710	685
Prepayments associated with investment plans	8,957	-
Other assets	73	997
Total	31,161	24,690

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of June 30, 2017, and December 31, 2016:

Reconciliation	6/30/2017	12/31/2016
	ThUS$	ThUS$

Opening balance	23,008	31,911
Changes
Additions, other than business combinations	-	-
Depreciation and amortization	(950)	(9,498)
Increase (decrease) due to transfers and other charges	(637)	595
Total changes	(1,587)	(8,903)
Total	21,421	23,008

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
176

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 26	Reportable segments

26.1	Reportable segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by Company. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 24.2).

The segments performance is measured based on net income and revenues. Sales between segments are conducted using terms and conditions at current market rates.

Factors used to identify segments on which a report should be presented:

Segments reported are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services on which each reportable segment obtain its income from ordinary activities

The operating segments, through which incomes of ordinary activities are obtained, that generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients
2.	Iodine and its derivatives
3.	Lithium and its derivatives
4.	Industrial chemicals
5.	Potassium
6.	Other products and services

Description of income sources for all the other segments

Information relative to assets, liabilities, profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made in the same conditions as those made to third parties, and are consistently measures as presented in the income statement.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
177

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 26	Reportable segments (continued)

26.1	Reportable segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore is not required to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the process of cost allocation in inventory valuation, we identify the direct costs (can be assigned directly to a product) and the common costs (belong to processes of co-production, for example costs of common leaching for the production of iodine and nitrates). The direct costs are directly associated with the product and the common costs are allocated using percentages of sales, prices and inventory rotation.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment, All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decisions making regarding resources to be allocated to each defined segment, All liabilities are disclosed in the "unallocated amounts" category.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
178

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 26	Reportable segments (continued)

26.2	Reportable segment disclosures:

6/30/2017
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Total 6/30/2017
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	325,749	129,054	297,445	66,379	187,955	17,283	1,023,865	1,023,865	-	-	1,023,865
Revenues from transactions with other operating segments of the same entity	147,056	146,530	253,918	94,174	133,266	94,684	869,628	869,628	(869,628)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	472,805	275,584	551,363	160,553	321,221	111,967	1,893,493	1,893,493	(869,628)	-	1,023,865

Costs of sales	(261,527)	(104,803)	(80,770)	(46,488)	(157,688)	(14,739)	(666,015)	(666,015)	-	-	(666,015)
Administrative expenses	-	-	-	-	-	-	-	-	2,760	(48,847)	(46,087)
Interest expense	-	-	-	-	-	-	-	-	39,499	(65,045)	(25,546)
Depreciation and amortization expense	(47,029)	(18,847)	(14,525)	(8,360)	(28,357)	(2,649)	(119,767)	(119,767)	-	(45)	(119,812)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	7,824	7,824
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(1,072)	(81,538)	(82,610)
Other items other than significant cash	64,222	24,251	216,675	19,891	30,267	2,544	357,850	357,850	(346,175)	274,850	286,525
Income (loss) before taxes
	64,222	24,251	216,675	19,891	30,267	2,544	357,850	357,850	(347,247)	193,312	203,915
Net income (loss) from continuing operations
Net income (loss) from discontinued operations	64,222	24,251	216,675	19,891	30,267	2,544	357,850	357,850	(347,247)	193,312	203,915
Net income (loss)
	-	-	-	-	-	-	-	-	(6,735,063)	10,862,801	4,127,738
Assets	-	-	-	-	-	-	-	-	(2,962,768)	3,072,100	109,332
Equity-accounted investees	-	-	-	-	-	-	-	-	-	(75,576)	(75,576)
Increase of non-current assets	-	-	-	-	-	-	-	-		-	-
Liabilities	-	-	-	-	-	-	-	-	(3,513,267)	5,392,916	1,879,649
Impairment loss recognized in profit or loss	(5,576)	(259)	(243)	(2,559)	(894)	(59)	(9,590)	(9,590)	-	(2,736)	(12,326)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	-	298,839
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-		(74,715)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-		(223,109)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
179

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 26	Reportable segments (continued)

26.2	Reportable segment disclosures, continued

6/30/2016
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Total 6/30/2016
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	332,221	118,566	192,774	30,518	181,621	25,759	881,459	881,459	-	-	881,459
Revenues from transactions with other operating segments of the same entity	57,837	142,276	152,048	194,933	173,721	98,819	819,634	819,634	(819,634)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	390,058	260,842	344,822	225,451	355,342	124,578	1,701,093	1,701,093	(819,634)	-	881,459

Costs of sales	(248,969)	(98,731)	(71,510)	(21,394)	(156,317)	(24,046)	(620,967)	(620,967)	-	-	(620,967)
Administrative expenses	-	-	-	-	-	-	-	-	2,836	(43,644)	(40,807)
Interest expense	-	-	-	-	-	-	-	-	45,561	(77,982)	(32,421)
Depreciation and amortization expense	(50,454)	(20,009)	(14,492)	(4,336)	(31,678)	(4,872)	(125,841)	(125,841)	-	(2,169)	(128,010)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	10,596	10,596
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(57,291)	(57,291)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	83,252	19,835	121,264	9,124	25,304	1,713	260,492	260,492	(194,605)	133,802	199,689

Net income (loss) from continuing operations	83,252	19,835	121,264	9,124	25,304	1,713	260,492	260,492	(194,605)	76,511	142,398
Net income (loss) from discontinued operations
Net income (loss)	83,252	19,835	121,264	9,124	25,304	1,713	260,492	260,492	(194,605)	76,511	142,398

Assets	-	-	-	-	-	-	-	-	(6,435,882)	10,675,128	4,239,246
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,131,020)	3,246,163	115,143
Increase of non-current assets	-	-	-	-	-	-	-	-		(35,323)	(35,323)
Liabilities	-	-	-	-	-	-	-	-	(2,973,687)	4,892,028	1,918,341
Impairment loss recognized in profit or loss	-	(98)	(140)	-	(288)	(204)	(730)	(730)	-	(207)	(937)
Reversal of impairment losses recognized in profit or loss for the period	887	-	-	372	-	-	1,259	1,259	-	-	1,259
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	259,000	259,000
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	308,784	308,784
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(515,111)	(515,111)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
180

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 26	Reportable segments (continued)

26.3	Statement of comprehensive income classified by reportable segments based on groups of products

	6/30/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	325,749	129,054	297,445	66,379	187,955	17,283	-	1,023,865
Cost of sales	(261,527)	(104,803)	(80,770)	(46,488)	(157,688)	(14,739)	-	(666,015)

Gross profit	64,222	24,251	216,675	19,891	30,267	2,544	-	357,850

Other incomes by function	-	-	-	-	-	-	5,862	5,862
Administrative expenses	-	-	-	-	-	-	(46,087)	(46,087)
Other expenses by function	-	-	-	-	-	-	(13,396)	(13,396)
Other gains (losses)	-	-	-	-	-	-	(991)	(991)
Financial income	-	-	-	-	-	-	5,716	5,716
Financial costs	-	-	-	-	-	-	(25,546)	(25,546)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	7,824	7,824
Exchange differences	-	-	-	-	-	-	(4,707)	(4,707)
Profit (loss) before taxes	64,222	24,251	216,675	19,891	30,267	2,544	(71,325)	286,525
Income tax expense	-	-	-	-	-	-	(82,610)	(82,610)
Profit (loss) from continuing operations	64,222	24,251	216,675	19,891	30,267	2,544	(153,935)	203,915
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	64,222	24,251	216,675	19,891	30,267	2,544	(153,935)	203,915
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	204,386
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	(471)
Profit (loss)	-	-	-	-	-	-	-	203,915

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
181

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 26	Reportable segments (continued)

26.3	Statement of comprehensive income classified by reportable segments based on groups of products, continued

	6/30/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	332,221	118,566	192,774	30,518	181,621	25,759	-	881,459
Cost of sales	(248,969)	(98,731)	(71,510)	(21,394)	(156,317)	(24,046)	-	(620,967)

Gross profit	83,252	19,835	121,264	9,124	25,304	1,713	-	260,492

Other incomes by function	-	-	-	-	-	-	6,688	6,688
Administrative expenses	-	-	-	-	-	-	(40,807)	(40,807)
Other expenses by function	-	-	-	-	-	-	(9,611)	(9,611)
Other gains (losses)	-	-	-	-	-	-	755	755
Financial income	-	-	-	-	-	-	5,591	5,591
Financial costs	-	-	-	-	-	-	(32,421)	(32,421)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	10,596	10,596
Exchange differences	-	-	-	-	-	-	(1,594)	(1,594)
Profit (loss) before taxes	83,252	19,835	121,264	9,124	25,304	1,713	(60,803)	199,689
Income tax expense	-	-	-	-	-	-	(57,291)	(57,291)
Profit (loss) from continuing operations	83,252	19,835	121,264	9,124	25,304	1,713	(118,094)	142,398
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	83,252	19,835	121,264	9,124	25,304	1,713	(118,094)	142,398
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	141,613
Profit (loss) attributable to the non-controlling interests	-	-	-	-	-	-	-	785
Profit (loss)	-	-	-	-	-	-	-	142,398

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
182

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 26	Reportable segments (continued)

26.4	Revenue from transactions with other Company’s operating segments

6/30/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	325,749	129,054	297,445	66,379	187,955	17,283	1,023,865

6/30/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	332,221	118,566	192,774	30,518	181,621	25,759	881,459

26.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

26.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue, Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution, The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
183

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 26	Reportable segments (continued)

26.7	Segments by geographical areas as of June 30, 2017 and 2016

	6/30/2017
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	47,358	109,948	501,900	242,156	122,503	1,023,865
Investment accounted for under the equity method	(6,154)	16,080	32,483	14,166	52,757	109,332
Intangible assets other than goodwill	108,218	-	515	199	-	108,932
Goodwill	23,731	6,290	11,373	724	2,059	44,177
Property, plant and equipment, net	1,441,051	222	3,550	2,531	1,419	1,448,773
Investment property	-	-	-	-	-	-
Other non-current assets	31,133	28	-	-	-	31,161
Non-current assets that are not financial instruments	1,597,979	22,620	47,921	17,620	56,235	1,742,375

	6/30/2016
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	58,102	120,842	216,094	232,516	253,905	881,459
Investment accounted for under the equity method	1,765	25,000	29,465	13,691	45,222	115,143
Intangible assets other than goodwill	108,744	-	-	225	1	108,970
Goodwill	26,629	86	11,373	-	-	38,088
Property, plant and equipment, net	1,614,411	249	3,162	2,396	1,375	1,621,593
Investment property	-	-	-	-	-	-
Other non-current assets	25,962	141	-	-	-	26,103
Non-current assets that are not financial instruments	1,777,511	25,476	44,000	16,312	46,598	1,909,897

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
184

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 26	Reportable segments (continued)

26.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile, The following table presents the main production facilities as of June 30, 2017 and December 31, 2016:

Location			Products

-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
185

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue

	6/30/2017	6/30/2016
	ThUS$	ThUS$
Products	1,020,927	879,357
Services	2,938	2,102
Total	1,023,865	881,459

27.2	Cost of sales

	6/30/2017	6/30/2016
	ThUS$	ThUS$
Raw material and supplies	(261,865)	(230,193)
Types of employee benefits expenses
Salaries and wages	(54,796)	(49,145)
Other short-term employee benefits	(32,303)	(30,920)
Termination benefit expenses	(4,277)	(2,714)
Total employee benefits expenses	(91,376)	(82,779)
Depreciation expense	(118,386)	(121,010)
Amortization expense	(1,381)	(1,501)
Small deposit amortization expense	-	(3,384)
Impairment losses (reversals of impairment losses) recognized in profit or loss for the period	(9,590)	529
Operating leases	(56,836)	(51,308)
Investment plan expenses	(4,584)	(8,643)
Maintenance and repair	(3,199)	(4,183)
Provision for mine closure	(5,824)	(955)
Contractors	(32,393)	(30,232)
Mining concessions	(4,865)	(4,271)
Operations transport	(30,557)	(24,630)
Freight and product transport costs	(11,820)	(17,280)
Packaging costs	(653)	(498)
Sales commissions	(1,119)	(2,048)
Insurance policies	(5,910)	(6,388)
Port costs	(5,691)	(7,102)
CORFO right costs	(21,612)	(18,058)
Adjustment of customer prices	(1,017)	(3,381)
Other expenses, by nature	2,663	(3,652)
Total	(666,015)	(620,967)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
186

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature, (continued)

27.3	Other income

	6/30/2017	6/30/2016
	ThUS$	ThUS$
Discounts obtained from suppliers	157	437
Penalties charged to suppliers	41	96
Tax recoveries	-	3
Insurance recoveries	154	1,485
Excess in the provision for liabilities with 3rd parties	493	539
Overstatement of doubtful accounts	3	-
Sale of property, plant and equipment	414	(13)
Sale of materials, spare parts and supplies	76	11
Sale of metal scrap	-	1
Overstatement of allowance for inventories	17	-
Options on mining properties	1,079	1,459
Interest collections from customers	-	20
Easements, ducts and roads	1	1
Non-conventional renewable energy	210	245
Reimbursement of mining patents and notarial expenses	690	1,013
Miscellaneous services	4	15
Obtaining shares in junior companies for shares	2,210	1,026
Other operating income	313	350
Total	5,862	6,688

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
187

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature, (continued)

27.4	Administrative expenses

	6/30/2017	6/30/2016
	ThUS$	ThUS$
Employee benefit expenses by nature
Salaries and wages	(22,330)	(20,136)
Other short-term benefits to employees	(2,016)	(1,972)
Total employee benefit expenses	(24,346)	(22,108)
Amortization expense	(624)	(3)
Advisory services	(3,317)	(2,202)
Marketing costs	(865)	(709)
Audit fees	(112)	(783)
Building and facilities rent expenses	(1,894)	(1,562)
Advertisement expenses	(267)	(86)
Lunch expenses	(159)	(172)
Accommodation expenses	(215)	(195)
Personnel payroll expenses	(177)	(100)
Tickets and transportation expenses	(1,103)	(1,036)
Isapre (healthcare institution) contribution payments	(147)	(173)
Other employee expenses	(352)	(242)
General material expenses	(507)	(431)
Rent of light trucks	(480)	(401)
Professional services	(1,353)	(1,333)
Data transmission services	(829)	(879)
Maintenance services	(528)	(460)
Miscellaneous contractors	(731)	(521)
Mobile phone expenses	(618)	(679)
Acquisition of software	(1,061)	(1,034)
Contribution payments	(445)	(418)
Business license expenses	(728)	(587)
Water patent expenses	(290)	(114)
Easements	(209)	(144)
Insurance policies	(1,122)	(794)
Other expenses, by nature	(3,608)	(3,641)
Total	(46,087)	(40,807)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
188

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.5	Other expenses by function

	6/30/2017	6/30/2016
	ThUS$	ThUS$
Employee benefit expenses by nature
Depreciation and amortization expenses
Depreciation of stopped assets	(45)	(56)
Subtotal to date	(45)	(56)
Impairment loss (review of impairment losses) recognized in profit or loss for the year
Impairment of allowance for doubtful accounts	(2,697)	(207)
Subtotal to date	(2,697)	(207)

Other expenses, by nature
Legal Expenses	(5,292)	(2,005)
Indemnities paid	-	-
VAT and other unrecoverable tax	(640)	(407)
Fines, interests and tax (*)	(810)	(427)
Advisory services	(36)	(33)
Provisions, materials and action sales	-	-
Investment plan expenses	(2,480)	(3,022)
Amortization of small deposit expenses	-	(2,112)
Donations rejected as tax credits	(1,039)	(623)
Investment plan - management expenses	387	-
Provision for materials, spare-parts and supplies	(39)
Severance indemnity payments made	(153)
Other operating expenses	(552)	(719)
Subtotal to date	(10,654)	(9,348)
Total	(13,396)	(9,611)

27.6	Other income (expenses)

	6/30/2017	6/30/2016
	ThUS$	ThUS$
Employee termination process costs	192	-
Prior year adjustment, application of equity method of accounting	455	1,130
Other gains (losses)	(1,638)	(375)
Total	(991)	755

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
189

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.7	Summary of expenses by nature

	January to June
	2017	2016
	ThUS$	ThUS$

Raw materials and consumables used	(261,865)	(230,193)
Classes of employee benefit expenses
Salaries and wages	(77,126)	(69,281)
Other short-term employee benefits	(34,319)	(32,892)
Termination benefit expenses	(4,277)	(2,714)
Total employee benefit expenses	(115,722)	(104,887)
Depreciation and amortization expense
Depreciation expense	(118,431)	(121,066)
Amortization expense	(1,384)	(1,504)
Small deposit amortization expense	-	(5,496)
Impairment losses (reversals of impairment losses) recognized in profit or loss for the period	(12,326)	322
Operating leases	(56,836)	(51,308)
Fines paid	(810)	(427)
Investment plan expenses	(7,064)	(11,665)
Maintenance and repairs	(3,199)	(4,183)
Operation disruption expenses	(5,824)	(955)
Contractors	(32,393)	(30,232)
Mining concessions	(4,865)	(4,271)
Operating transport	(30,557)	(24,630)
Freight and product transportation costs	(11,820)	(17,280)
Packing costs	(653)	(498)
Sales commissions	(1,119)	(2,048)
Insurance policies	(7,033)	(7,183)
Port costs	(5,691)	(7,102)
CORFO right costs	(21,612)	(18,058)
Adjustment of customer prices	(1,017)	(3,381)
Advisory services	(3,670)	(2,202)
Audit fees	(112)	(782)
Marketing costs	(865)	(709)
Building and facilities rent expenses	(2,161)	(1,562)
Advertising expenses	(267)	(86)
Lunch expenses	(159)	(172)
Accommodation expenses	(215)	(195)
Personnel payroll expenses	(177)	(100)
Tickets and transportation expenses	(1,103)	(1,036)
Isapre (healthcare institution) contribution payments	(147)	(173)
Other employee expenses	(352)	(242)
General material expenses	(507)	(431)
Rent of light trucks	(480)	(401)
Professional services	(1,353)	(1,333)
Data transmission services	(829)	(879)
Maintenance services	(528)	(460)
Miscellaneous contractors	(731)	(521)
Mobile phone expenses	(618)	(679)
Acquisition of software	(1,061)	(1,034)
Contribution payments	(445)	(418)
Business license expenses	(728)	(587)
Water patent expenses	(290)	(114)
Easements	(209)	(144)
Other expenses, by nature	(9,261)	(11,080)
Total expenses, by nature	(726,489)	(671,385)

This table corresponds to the summary required by the Chilean Superintendence of Securities and Insurance (SVS) and considers notes 27.2, 27.4 and 27.5.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
190

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.8	Finance expenses

	January to June
	2017	2016
	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(830)	(1,058)
Interest expense from bonds	(25,369)	(29,743)
Interest expense from loans	(1,206)	(3,507)
Capitalized interest expenses	2,462	2,453
Other finance costs	(603)	(566)
Total	(25,546)	(32,421)

Note 28	Income tax and deferred taxes

Accounts receivable from taxes as of June 30, 2017 and December 31, 2016, are as follows:

28.1	Current and non-current tax assets

a)	Current tax assets

	6/30/2017	12/31/2016
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	32,308	46,277
Monthly provisional payment Royalty	195	3,542
Monthly provisional income tax payments, foreign companies	2,138	1,323
Corporate tax credits (1)	304	748
Corporate tax absorbed by tax losses (2)	-	64
Taxes in recovery process	11,460	-
Total	46,405	51,954

b)	Non-current tax assets

	6/30/2017	12/31/2016
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies prior year	6,076	6,076
Specific tax on mining activities paid (on consignment)	25,781	25,781
Total	31,857	31,857

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year, These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year, In addition, some credits relate to the donations the Group has made during 2017 and 2016.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
191

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 28	Income tax and deferred taxes (continued)

28.1	Current and non-current tax assets, continued

(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31 No, 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (24%, 22,5%, 21%, 20% or 17%, depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

Tax payers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2	Current tax liabilities

Current tax liabilities	6/30/2017	12/31/2016
	ThUS$	ThUS$
1st Category income tax	23,935	50,174
Foreign company income tax	23,323	25,276
Article 21 single tax	41	422
Total	47,299	75,872

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20,780, an income tax rate of 21% was set starting from 2014, a rate of 22.5% for 2015, a rate of 24% for 2016, a rate of 25.5% for 2017, and a rate of 27% starting from 2018.

The provision for royalty is determined by applying the tax rate determined for the net operating income (NOI). Currently, the Company pays 5% for the application of the Tax Invariability Contract established with the Ministry of Economy in 2010.

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and tax on mining.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
192

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 28	Income tax and deferred taxes (continued)

28.3	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has legally recognized before the right the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)          different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Deferred income tax assets recognized are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.
b)	the offset of losses obtained in prior periods and not yet subject to tax deduction; and
c)	the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
193

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 28	Income tax and deferred taxes (continued)

28.3	Income tax and deferred taxes, continued

d.1	Income tax assets and liabilities as of June 30, 2017 are detailed as follows:

Description of deferred income tax assets and	Net position, assets		Net position, liabilities
liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	(212,637)
Doubtful accounts impairment	-	-	3,636	-
Accrued vacations	-	-	3,878	-
Manufacturing expenses	-	-	-	(109,478)
Unrealized gains (losses) from sales of products	-	-	73,878	-
Fair value of bonds	-	-	-	-
Severance indemnity	-	-	-	(5,681)
Hedging	-	-	-	(1,669)
Inventory of products, spare parts and supplies	1	-	22,513	-
Research and development expenses	-	-	-	(4,718)
Tax losses	-	-	4,777	-
Capitalized interest	-	-	-	(1,856)
Expenses in assumption of bank loans	-	-	-	(2,891)
Unaccrued interest	-	-	47	-
Fair value of property, plant and equipment	-	-	-	(4,182)
Employee benefits	-	-	908	-
Royalty deferred income taxes	-	-	-	(4,837)
Acquisition of intangible assets			-	(260)
Provision for lawsuits and legal expenses	-	-	6,378	-
Provision for investment plan	-	-	1,891	-
Provision for materials, spare-parts and supplies	-	-	7,959	-
Provision for mine closure	-	-	2,867	-
Deferred taxes from investments in equity instruments	-	-	-	(1,934)
Other	456	-	-	(1,577)
Balance to date	457	-	128,732	(351,720)
Net balance	457	-	-	(222,988)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
194

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 28	Income tax and deferred taxes (continued)

28.3	Income tax and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2016 are detailed as follows

Description of deferred income tax assets	Net position, assets		Net position, liabilities
and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	(1)	-	(221,791)
Doubtful accounts impairment	32	-	4,273	-
Accrued vacations	-	-	4,062	-
Manufacturing expenses	-	-	-	(110,718)
Unrealized gains (losses) from sales of products	-	-	86,156	-
Fair value of bonds	-	-	-	(24)
Severance indemnity	-	-	-	(5,203)
Hedging	-	-	10,230	-
Inventory of products, spare parts and supplies	77	-	20,899	-
Research and development expenses	-	-	-	(4,641)
Tax losses	-	-	1,302	-
Capitalized interest	-	-	-	(1,340)
Expenses in assumption of bank loans	-	-	-	(3,115)
Unaccrued interest	-	-	136	-
Fair value of property, plant and equipment	-	-	-	(4,179)
Employee benefits	-	-	6,783	-
Royalty deferred income taxes	-	-	-	(6,458)
Acquisition of intangible assets			-	(218)
Provision for lawsuits and legal expenses	-	-	9,276	-
Provision for investment plan	-	-	1,953	-
Provision for materials, spare-parts and supplies	-	-	7,547	-
Deferred taxes, investments in equity instruments	-	-	-	(1,300)
Provision for mine closure, fine copper and crushing	-	-	-	-
Other	575	(19)	251	-
Balance to date	684	(20)	152,868	(358,987)
Net balance	664	-	-	(206,119)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
195

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 28	Income tax and deferred taxes (continued)

28.3	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of June 30, 2017

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	221,792	(9,155)	-	(9,155)	212,637
Doubtful accounts impairment	(4,305)	669	-	669	(3,636)
Accrued vacations	(4,062)	184	-	184	(3,878)
Manufacturing expenses	110,718	(1,240)	-	(1,240)	109,478
Unrealized gains (losses) from sales of products	(86,156)	12,278	-	12,278	(73,878)
Fair value of bonds	24	-	(24)	(24)	-
Severance indemnity	5,203	607	(129)	478	5,681
Hedging	(10,230)	11,899	-	11,899	1,669
Inventory of products, spare parts and supplies	(20,976)	(1,538)	-	(1,538)	(22,514)
Research and development expenses	4,641	77	-	77	4,718
Capitalized interest	1,340	516	-	516	1,856
Expenses in assumption of bank loans	3,115	(224)	-	(224)	2,891
Unaccrued interest	(136)	89	-	89	(47)
Fair value of property, plant and equipment	4,179	3	-	3	4,182
Employee benefits	(6,783)	5,875	-	5,875	(908)
Royalty deferred income taxes	6,458	(1,621)	-	(1,621)	4,837
Unused tax losses	(1,302)	(3,475)	-	(3,475)	(4,777)
Purchase of intangible assets	218	42	-	42	260
Provision for lawsuits and legal expenses	(9,276)	2,898	-	2,898	(6,378)
Provision for investment plan	(1,953)	62	-	62	(1,891)
Provision for materials, spare-parts and supplies	(7,547)	(412)	-	(412)	(7,959)
Provision for mine closure	-	(2,867)		(2,867)	(2,867)
Deferred taxes from investments in equity instruments	1,300	596	38	634	1,934
Other deferred taxes	(807)	1,928	-	1,928	1,121
Total temporary differences, losses and unused fiscal credits	205,455	17,191	(115)	17,076	222,531

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
196

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 28	Income tax and deferred taxes (continued)

28.3	Income tax and deferred taxes, continued

d.4	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2016

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	233,073	(11,281)	-	(11,281)	221,792
Doubtful accounts impairment	(5,119)	814	-	814	(4,305)
Accrued vacations	(3,368)	(694)	-	(694)	(4,062)
Manufacturing expenses	109,134	1,584	-	1,584	110,718
Unrealized gains (losses) from sales of products	(87,440)	1,284	-	1,284	(86,156)
Fair value of bonds	(446)	-	470	470	24
Severance indemnity	4,178	1,946	(921)	1,025	5,203
Hedging	(11,876)	1,646	-	1,646	(10,230)
Inventory of products, spare parts and supplies	(29,474)	8,498	-	8,498	(20,976)
Research and development expenses	7,981	(3,340)	-	(3,340)	4,641
Capitalized interest	3,133	(1,793)	-	(1,793)	1,340
Expenses in assumption of bank loans	3,651	(536)	-	(536)	3,115
Unaccrued interest	(156)	20	-	20	(136)
Fair value of property, plant and equipment	3,375	804	-	804	4,179
Employee benefits	(1,920)	(4,863)	-	(4,863)	(6,783)
Royalty deferred income taxes	6,410	48	-	48	6,458
Unused tax losses	(1,522)	220	-	220	(1,302)
Purchase of intangible assets	-	218	-	218	218
Provision for lawsuits and legal expenses	(7,357)	(1,919)	-	(1,919)	(9,276)
Provision for investment plan	(3,312)	1,359	-	1,359	(1,953)
Provision for materials, spare-parts and supplies	-	(7,547)	-	(7,547)	(7,547)
Deferred taxes from investments in equity instruments	-	-	1,300	1,300	1,300
Other deferred taxes	285	(1,092)	-	(1,092)	(807)
Total temporary differences, losses and unused fiscal credits	219,230	(14,624)	849	(13,775)	205,455

During the period ended June 30, 2017 and December 31, 2016, the Company calculated and accounted for taxable income considering a rate of 24% and 22.5% respectively, in conformity with Law No, 20,780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
197

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 28	Income tax and deferred taxes (continued)

28.3	Income tax and deferred taxes, continued

d.5	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of June 30, 2017 and December 31, 2016, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	6/30/2017	12/31/2016
	ThUS$	ThUS$

Chile	4,777	1,302
Total	4,777	1,302

Tax losses as of June 30, 2017 correspond mainly to SQM S.A., Exploraciones Mineras S.A. and Agrorama S.A.

d.6        Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of June 30, 2017 and December 31, 2016 are as follows:

	6/30/2017	12/31/2016
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	56	56
Doubtful accounts impairment	79	79
Inventory impairment	2871	2871
Pensions plan	297	297
Accrued vacations	29	29
Depreciation	(245)	(245)
Other	(45)	(45)
Balances to date	3,042	3,042

Tax losses mainly relate to the United States, and they expire in 20 years.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
198

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 28	Income tax and deferred taxes (continued)

28.3	Income tax and deferred taxes, continued

d.7	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of June 30, 2017 and December 31, 2016 are detailed as follows:

	6/30/2017	12/31/2016
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	205,455	219,230
Increase (decrease) in deferred taxes in profit or loss	17,191	(14,624)
Increase (decrease) in deferred taxes in equity	(115)	849
Balances to date	222,531	205,455

d.8	Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	6/30/2017	6/30/2016
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(81,126)	(59,293)
Adjustments to prior year current income tax	15,707	1,955
Current income tax expense, net, total	(65,419)	(57,338)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	(17,191)	47
Deferred tax expense, net, total	(17,191)	47
Tax expense (income)	(82,610)	(57,291)

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
199

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 28	Income tax and deferred taxes (continued)

28.3	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	6/30/2017	6/30/2016
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(4,096)	(543)
Current income tax expense, domestic, net	(61,323)	(56,795)
Current income tax expense, net, total	(65,419)	(57,338)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(8)	571
Deferred tax expense, domestic, net	(17,183)	(524)
Deferred tax expense, net, total	(17,191)	47
Income tax expense	(82,610)	(57,291)

d.9	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
200

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 28	Income tax and deferred taxes (continued)

28.3	Income tax and deferred taxes, continued

d.10	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	6/30/2017	6/30/2017	6/30/2017
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(605)	129	(476)
Cash flow hedge	2,133	24	2,157
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(3,865)	(38)	(3,903)
Total	(2,337)	115	(2,222)

Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	((Expense) income for income taxes	Amount after taxes
	6/30/2016	6/30/2016	6/30/2016
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(1,014)	197	(817)
Cash flow hedge	(359)	148	(211)
Total	(1,373)	345	(1,028)

d.11	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No, 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile, This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income).

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
201

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 28	Income tax and deferred taxes (continued)

28.3	Income tax and deferred taxes, continued

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile,

	Income (expense)
	6/30/2017	6/30/2016
	ThUS$	ThUS$
Consolidated income before taxes	286,526	199,689
Income tax rate in force in Chile	25.5%	24%

Tax expense using the legal rate	(73,064)	(47,925)
Effect of royalty tax expense and passive income	(1,637)	(2,809)
Tax effect of non-taxable revenue	1,723	3,100
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(2,243)	(894)
Tax effect of tax rates supported abroad	(4,988)	2,600
Other tax effects from the reconciliation between the accounting income and tax expense Effect of changes in tax rate	(2,401)	(11,363)
Tax expense using the effective rate	(82,610)	(57,291)

d.12	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country, These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections,

Tax audits, due to their nature, are often complex and may require several years, Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

Chile

According to article 200 of Decree Law No 830, the tax authority shall review for any deficiencies in its settlement and taxes turn giving rise, by applying a requirement of 3 years term from the expiration of the legal deadline when payment should have been made, Besides, this requirement was extended to 6 years term for the revision of taxes subject to declaration, when such declaration was not been filed or has been presented maliciously false.

United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
202

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 28	Income tax and deferred taxes (continued)

28.3	Income tax and deferred taxes, continued

Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist, In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
203

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	6/30/2017 ThUS	12/31/2016 ThUS$

Current assets:
Cash and cash equivalents	ARS	37	4
Cash and cash equivalents	BRL	1,369	60
Cash and cash equivalents	CLP	37,981	6,044
Cash and cash equivalents	CNY	1,073	400
Cash and cash equivalents	EUR	11,830	11,386
Cash and cash equivalents	GBP	196	71
Cash and cash equivalents	IDR	4	-
Cash and cash equivalents	INR	9	12
Cash and cash equivalents	MXN	-	310
Cash and cash equivalents	PEN	8	3
Cash and cash equivalents	THB	3	-
Cash and cash equivalents	YEN	5,362	2,150
Cash and cash equivalents	ZAR	3,368	3,250
Subtotal cash and cash equivalents		61,240	23,690
Other current financial assets	CLF	-	-
Other current financial assets	CLP	168,011	50,740
Subtotal other current financial assets		168,011	50,740
Other current non-financial assets	ARS	-	5
Other current non-financial assets	AUD	-	45
Other current non-financial assets	BRL	1,125	-
Other current non-financial assets	CLF	64	47
Other current non-financial assets	CLP	18,870	14,554
Other current non-financial assets	CNY	17	10
Other current non-financial assets	EUR	257	822
Other current non-financial assets	MXN	2	1,734
Other current non-financial assets	THB	13	21
Other current non-financial assets	PEN	17	-
Other current non-financial assets	YEN	58	53
Other current non-financial assets	ZAR	-	18
Subtotal other current non-financial assets		20,423	17,309
Trade and other receivables	AUD	-	-
Trade and other receivables	BRL	25	23
Trade and other receivables	CLF	410	545
Trade and other receivables	CLP	69,522	71,908
Trade and other receivables	CNY	186	48
Trade and other receivables	EUR	56,901	30,941
Trade and other receivables	GBP	605	152
Trade and other receivables	MXN	399	423
Trade and other receivables	PEN	-	-
Trade and other receivables	THB	474	2,777
Trade and other receivables	YEN	24,153	209
Trade and other receivables	ZAR	36,916	25,835
Subtotal trade and other receivables		189,591	132,861
Receivables from related parties	PEN	-	40
Receivables from related parties	CLP	231	41
Receivables from related parties	EUR	1,266	476
Receivables from related parties	THB	994	705
Receivables from related parties	CNY	-	48
Receivables from related parties	YEN	-	-
Receivables from related parties	ZAR	-	-
Subtotal receivables from related parties		2,491	1,310

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
204

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	6/30/2017 ThUS$	12/31/2016 ThUS$

Current tax assets	ARS	4	5
Current tax assets	CLP	1,207	1,640
Current tax assets	EUR	353	118
Current tax assets	BRL	5	3
Current tax assets	ZAR	404	386
Current tax assets	MXN	573	202
Current tax assets	PEN	200	203
Subtotal current tax assets		2,746	2,557
Non-current assets
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	42	41
Subtotal other non-current financial assets		62	61
Other non-current non-financial assets	BRL	-	139
Other non-current non-financial assets	CLP	755	729
Subtotal other non-current non-financial assets		755	868
Non-current right receivable	CLF	367	344
Non-current right receivable	CLP	579	1,382
Subtotal non-current rights receivable		946	1,726
Equity-accounted investees	AED	31,649	31,297
Equity-accounted investees	CLP	-	-
Equity-accounted investees
Equity-accounted investees	IDR	-	-
Equity-accounted investees	EUR	7,499	7,373
Equity-accounted investees	INR	1,127	1,499
Equity-accounted investees	THB	2,197	1,932
Equity-accounted investees	TRY	21,600	16,712
Subtotal equity-accounted investees		64,072	58,813
Intangible assets other than goodwill	CLP	292	294
Intangible assets other than goodwill	CNY	-	1
Subtotal intangible assets other than goodwill		292	295
Property, plant and equipment	CLP	4,298	3,810
Subtotal property, plant and equipment		4,298	3,810
Total non-current assets		70,425	65,573
Total assets		514,927	294,040

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
205

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		6/30/2017			12/31/2016
Class of liability	Currency	91 days to 1 year ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	4,511	6,204	10,715	44,327	6,098	50,425
Other current financial liabilities	CLP	-	-	-	-	20,919	20,919
Subtotal other current financial liabilities		4,511	6,204	10,715	44,327	27,017	71,344
Trade and other payables	BRL	40	-	40	38	-	38
Trade and other payables	THB	69	-	69	131	-	131
Trade and other payables	CLP	38,443	4,890	43,333	40,604	2,808	43,412
Trade and other payables	CNY	13	-	13	-	-	-
Trade and other payables	EUR	10,889	-	10,889	30,545	-	30,545
Trade and other payables	GBP	15	-	15	6	-	6
Trade and other payables	INR	-	-	-	1	-	1
Trade and other payables	MXN	12	-	12	67	-	67
Trade and other payables	PEN	3	-	3	4	-	4
Trade and other payables	ZAR	1,562	-	1562	3,054	-	3,054
Subtotal trade and other payables		51,046	4,890	55,936	74,450	2,808	77,258
Other current provisions	ARS	-	15	15	-	-	-
Other current provisions	CLF	-	28	28	-	-	-
Other current provisions	BRL	-	739	739	-	-	-
Other current provisions	CLP	6	75	81	-	70	70
Other current provisions	EUR	6	237	243	5	-	5
Other current provisions	INR	1	-	1	-	-	-
Subtotal other current provisions		13	1,094	1,107	5	70	75
Current tax liabilities	CLP	-	28	28	-	131	131
Current tax liabilities	CNY	-	7	7	-	36	36
Current tax liabilities	EUR	-	4,318	4,318	-	3,987	3,987
Current tax liabilities	ZAR	-	-	-	27	-	27
Current tax liabilities	MXN	-	2,181	2,181	-	56	56
Subtotal current tax liabilities		-	6,534	6,534	27	4,210	4,237

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
206

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		6/30/2017			12/31/2016
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	10	1	11	4	-	4
Other current non-financial liabilities	CLP	7,895	2,389	10,284	7,481	2,820	10,301
Other current non-financial liabilities	CNY	95	-	95	78	-	78
Other current non-financial liabilities	EUR	4,448	-	4,448	958	-	958
Other current non-financial liabilities	MXN	636	268	904	1,284	35	1,319
Other current non-financial liabilities	YEN	-	10	10	-	-	-
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	GBP	-	-	-	-	-	-
Other current non-financial liabilities	ZAR	857	-	857	866	-	866
Subtotal other current non-financial liabilities		14,011	2,668	16,679	10,741	2,855	13,596
Total current liabilities		69,581	21,390	90,971	129,550	36,960	166,510

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
207

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

	6/30/2017
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	6,021	6,021	6,021	6,021	245,290	269,374
Subtotal other non-current financial liabilities		6,021	6,021	6,021	6,021	245,290	269,374
Non-current provisions for employee benefits	CLP	-	-	-	-	547	547
Non-current provisions for employee benefits	MXN	-	-	-	-	76	76
Non-current provisions for employee benefits	YEN	-	-	-	-	576	576
Subtotal non-current provisions for employee benefits		-	-	-	-	1,199	1,199
Total non-current liabilities		6,021	6,021	6,021	6,021	246,489	270,573

	12/31/2016
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	5,903	5,903	5,903	5,903	243,297	266,909
Subtotal other non-current financial liabilities		5,903	5,903	5,903	5,903	243,297	266,909
Non-current provisions for employee benefits	CLP	-	-	-	-	494	494
Non-current provisions for employee benefits	MXN	-	-	-	-	61	61
Non-current provisions for employee benefits	YEN	-	-	-	-	561	561
Subtotal non-current provisions for employee benefits		-	-	-	-	1,116	1,116
Total non-current liabilities		5,903	5,903	5,903	5,903	244,413	268,025

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
208

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 30	Mineral resource exploration and evaluation expenditure

Because of the nature of the operations of Sociedad Química y Minera de Chile S.A. and its subsidiaries and the type of exploration they conduct (which is different than other mining businesses where the exploration process results in significant time), the exploration and process and the definition of the economic feasibility occurs normally within the year. Accordingly, although expenditure is initially capitalized, it could be recognized in profit or loss for the same year should there be no technical and commercial feasibility. This results in having no significant expenditure that have no feasibility study at the end of the year.

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.          Execution: prospecting expenditure which are under execution and accordingly there is no yet a definition as to its economic feasibility are classified in the caption property, plant and equipment, as of June 30, 2017 and December 31, 2016, the balance amounts to ThUS$17,621 and ThUS$ 12,163, respectively,

2.          Economically feasible: prospecting expenditure, which upon completion, has been concluded to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets, as of June 30, 2017 and December 31, 2016, the balance amounts to ThUS$21,421 and ThUS$ 23,008 respectively,

3.          Not economically feasible: Prospecting expenditure, which upon completion it has been concluded that are not economically feasible are recorded in profit or loss: As of June 30, 2017 and December 31, 2016 there is no expenditure for such concept.

4.          Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories, These are amortized considering the exploited material, as of June 30, 2017 and December 31, 2016, the balance amounts to ThUS$1,311 and ThUS$ 674 respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources as of June 30, 2017 ThUS$1,396, and correspond to non-metallic projects, Such expenditure mainly correspond to studies, either topographical, geological, exploratory drilling, sampling, among others,.

With respect to this expenditure, the Company has defined classifying it in accordance with IFRS 6.9:

For exploration expenditure where the mineral has low ore grade that is not economically exploitable, it is debited directly to profit or loss.

If studies determine that the ore grade is economically exploitable, it is classified in other non-current assets in the caption stain development and prospecting expenses and at the time of making the decision for exploiting the zone it is classified in the caption inventories as part of the cost of raw materials required for production purposes.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
209

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 31	Lawsuits and complaints

Lawsuits and complaints

During 2015, the Chilean IRS has filed several lawsuits and complaints related to the so-called “SQM Case”, which are associated with the irregular financing of politicians against a number of individuals, amongst others, the legal representatives of the Company Patricio de Sominihac T. – CEO – and Ricardo Ramos R. – Vice President of Corporate Services–. Basically, those lawsuits and complaints relate to alleged tax crimes associated with a possible undue decrease in taxable net income of the Company and two of its subsidiaries over the last seven years by recording as expenses in their accounting records invoices and fee receipts, which could be considered to be ideologically false. Such legal actions are also filed against the taxpayers who provided the tax documents that allowed the alleged performance of the related illicit acts.

Likewise, during 2015 Oscar Gajardo S. filed several similar lawsuits against the Directors and Executives of ten major Chilean companies, including SQM, alleging undue appropriation incurred by making contributions regulated by the Law and the Chilean Electoral Service without the approval of their shareholders. Subsequently, Mr. Gajardo filed a new lawsuit against Patricio Contesse G. – former CEO of SQM – and Ricardo Ramos R. el al for the alleged perpetration of several crimes for the irregular financing of politicians to the detriment of SQM and its shareholders.

Additionally, during 2015 and within the context of the “SQM Case”, the Deputy of the Tarapacá Region of Chile Hugo Gutiérrez G. filed a lawsuit for alleged extortion-bribery and money laundering referred to in Law No. 20.393 on Legal Responsibility of Juridical Persons against SQM and its legal representative Patricio de Sominihac T. and Senators of the Tarapacá Region of Chile Jaime Orpis B. and Fulvio Rossi C.

Actions performed by the Authority

The Public Ministry and Chilean IRS (Servicio de Impuestos Internos (SII)) have performed a number of actions within the framework of the so-called “SQM Case” where the Company and its executives have provided their cooperation. Several of the Company’s executives have granted access to their computers and made several statements at the request of the Prosecutors responsible for the investigation. Additionally, SQM has provided physical and digital copies of its accounting records and its subsidiaries’ accounting records. In addition, SQM has also provided the Public Ministry with its email files and all the documentation that has been required by the related authority.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
210

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 31	Lawsuits and complaints, (continued)

Shearman & Sterling and Ad-Hoc Committee

The Company’s Board of Directors, at its Extraordinary Meeting of February 26, 2015, formed an Ad-hoc Committee. This Committee was formed with the purpose of conducting an investigation and gather all the information necessary related to the “Penta case –SQM aspect,” so that upon completion of such investigation the Committee is able to report to the Board of Directors its results, conclusions and recommendations. The Board of Directors provided the Committee with the authority necessary to conduct its intended duties and provided it with powers so that, at its discretion, engages all the legal and accounting, and other independent advisory services it deemed appropriate and that, upon completion of its duties, reports to the Board of Directors under the aforementioned terms.

The Committee engaged the legal Advisory of the law firms Shearman & Sterling and Vial / Serrano, and the forensic services provided by the US company FTI (the “Advisors”) to conduct an investigation and analysis of the possible contingencies to which SQM may be exposed under the standards contained in the Foreign Corrupt Practices Act (FCPA) of the United States of America, which is applicable to the Company as the issuer of securities in the US market. Specifically, the investigation was focused on conducting an analysis of: (a) whether the Company had made any undue payment defined as a corrupt practice for FCPA purposes; and (b) whether the Company had not complied with the accounting regulations in accordance with that established in the FCPA.

On December 15, 2015, the Committee, together with the Advisors, reported to the Board of Directors the results, conclusions and recommendations resulting from their work. Likewise, on the same date, the Advisors reported such results, conclusions and recommendations to the Chilean Authorities and on January 7, 2016, they reported these to the US Regulators.

The main conclusions contained in the Ad-Hoc Committee Report are: (a) the Committee identified payments authorized by the former General Manager of SQM, Mr. Patricio Contesse G. with respect to which the Company found no sufficient supporting documentation; (b) no evidence was identified demonstrating that such payments were made with the purpose of inducing an public officer to act or refrain from acting with the purpose of helping SQM obtain economic benefits: (c) a conclusion was reached with respect to the cost center managed by the former General Manager of SQM Mr. Patricio Contesse G., that the Company’s accounting records did not accurately reflect the transactions challenged, notwithstanding the fact that, because of their amount, such transactions are below the materiality level defined by the Company’s external auditors determined in comparison to the volume of equity, sales, expenses or profits of SQM within the reported period; and that (d) SQM’s internal controls were not sufficient to monitor the expenses included in the cost center managed by the former General Manager of SQM and that the Company relied in the adequate use of the resources by Mr. P. Contesse G. ”

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
211

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 31	Lawsuits and complaints, (continued)

Investigation by the Department of Justice and the Securities Exchange Commission

SQM informed of the investigation currently being performed by Shearman & Sterling on US regulating entities (Department of Justice and Securities and Exchange Commission), in conformity with the standards effective in the United States of America. The outcome of such investigation was delivered to these regulating entities, which have started investigations to determine the existence of possible noncompliance with FCPA (Foreign Corruption Practices Act) or internal control standards.

On January 13, 2017, the Company entered into agreements with the Department of Justice (the “DOJ”) and the Securities and Exchange Commission (the “SEC”),both based in the United States of America (the “United States”), with respect to the investigations that such agencies have conducted as a result of payments to suppliers and entities that might have been related to politically exposed persons during the years from 2008 through 2015, which resulted in the performance of an internal investigation at the Company through an Ad-hoc Committee from its Board of Directors and which was led by the law firm Shearman & Sterling (the “Investigated Facts”). Because the Company’s securities are traded in the United States, the Company is subject to the U.S. legislation. The Company has voluntarily provided the results of its internal investigation and documents supporting it to the DOJ, the SEC and the relevant Chilean authorities.

In conformity with the terms of the agreement entered into with the DOJ, referred to as Deferred Prosecution Agreement (the “DPA”), the Company has accepted that the DOJ presents (i) a charge for the infractions referred to the absence of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions related to failure to properly maintain accounting ledgers, records and sections with respect to the Investigated Facts. By virtue of the DPA, the DOJ has agreed not to prosecute those charges against the Company for a period of 3 years and releasing the Company from such responsibility after such period to the extent that within such term the Company complies with the terms in the DPA, which include the payment of a fine of 15,487,500 United States dollars (“U.S. dollars”) and the acceptance of an external monitor for a term of 24 months (the “Monitor”) which evaluates the Company’s compliance program, for a subsequent independent report by the Company for an additional year.

With respect to the agreement entered into with the SEC, the Company has agreed to (i) pay a fine of 15 million of U.S. dollars and (ii) maintaining the Monitor for the aforementioned term.

The SEC has issued a Cease and Desist Order which does not identify any other events of noncompliance with the standards applicable in the United States.

The aforementioned amounts of approximately US$ 30.5 million were reflected in the profit or loss of SQM during the fourth quarter of 2016 in the line item Other expenses by function.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
212

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 32	Sanction proceedings

On April 1, 2015, the SVS started an administrative proceeding against five Directors of SQM for supposedly not having provided to the market on a timely and truthful basis information which could be significant for making investment decisions. Such information mainly relates to the preliminary estimate of the impact on the Company’s financial statements of certain expenses paid by the Company between 2008 and 2014 and which might not qualify as expenses under current Chilean tax regulations because of the absence of supporting documentation.

On December 31, 2015, the Company reported that the Chilean Superintendence of Securities and Insurance (SVS) has made its resolution to impose sanctions on Patricio Contesse Fica, Julio Ponce Lerou – former Company’s Directors–, Hernán Büchi Buc, Juan Antonio Guzmán Molinari and Wolf von Appen Berhmann –former Directors of SQM– for not having reported to the market, in March 2015, as an Essential event and in their role of Company’s Directors, on the expenses that SQM incurred during certain years, which did not have sufficient reporting documentation or might be considered to be unnecessary to generate income. The sanction imposed relates to a fine of UF 1,000 on each of the aforementioned individuals and a remedy can be sought with the Chilean Superintendence of Securities and Insurance (SVS) and courts of justice.

Note 33	Railway for transportation of products between the site Coya Sur and the Port of Tocopilla

As a result of the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM S.A. confirmed the existence of damages in several zones in the railway between the sites Coya Sur and Tocopilla. Accordingly, starting from such date the Company has used the transport of trucks replacing the transport through the railway. SQM has performed several internal and external studies with the purpose of determining the costs and terms necessary to repair the damages in the railway.

The analysis of the internal and external reports allows concluding that the costs associated with repairing the damages caused by the rain storms would imply long-terms and high costs, and accordingly, it is not convenient at short and medium-term to repair the railway. Such decision does not affect the production process or imply additional employee reductions.

Consequently, SQM has adjusted the value of the assets associated with the railway (fixed equipment, facilities and rolling equipment), which has translated into a charge of approximately US$ 32 million which are reflected in the line other expenses by function in the consolidated statement of income for the period. Such amount approximately represents 0.7% of SQM’s total assets reported at the end of September 2016.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
213

Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 34	Events occurred after the reporting date

34.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended June 30, 2017 were approved and authorized for issuance by the Board of Directors at their meeting held on August 23 , 2017.

34.2	Disclosures on events occurring after the reporting date

On July 11, 2017, SQM communicated to the Chilean Superintendency of Securities and Insurance (SVS) that the Australian company Kidman Resources Ltd. (“Kidman”) (ASX:KDR) has accepted the offer (“Offer”) by SQM, with the prior unanimous approval of the directors attending the Extraordinary Board of Directors' Meeting held on July 10, 207 for a SQM's subsidiary to acquire from Kidman 50% of the interest in the lithium project Mt. Holland, located in the Western Australia State, Australia (the “Project”) and incorporate through equal shares of interest a joint venture (the “Joint Venture”) in exchange for the payment in cash of US$30 million to Kidman. Likewise, SQM will make a contribution of US$80 million to finance a part of the performance of the project. As part of such contribution to the Project, SQM will provide a loan convertible into shares of US$21.5 million to Kidman subsequent to entering into the final documents to allow the progress of the Project while the conditions for implementing the Joint Venture are complied with.

The Joint Venture will develop a mine site and spodumene concentration plant (the “Mine”), and a refinery plant to process the concentrate from the Mine. The initial objective of the production will be approximately 40 MT of lithium carbonate equivalent (LCE) by year, starting from the year 2021. Kidman shall maintain the exclusive right to explore gold within the Project's area.

The Offer is subject to SQM and Kidman entering into the formal agreements reflecting the business terms in the Offer on or before September 30, 2017.

Management is not aware of other significant events occurred between June 30, 2017 and the date of issuance of these consolidated financial statements, which may significantly affect them.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
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Notes to the Consolidated Financial Statements as of June 30, 2017.

Note 34	Events occurred after the reporting date, continued

34.3	Detail of dividends declared after the reporting date

August 23, 2017, the Company's Board of Directors' approved the following:

Payment of Provisional Dividend

Payment of a provisional dividend equivalent to US$ 0.38432 per share with a debit to profit for 2017. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to Observed U.S. dollar exchange rate published in the Official Gazette on August 31, 2017.

This dividend will be paid to the shareholders, personally or through their representatives duly authorized from 9:00 a.m. of September 14, 2017. The payment of such dividend will be made in favor of the shareholders registered with the Company’s Shareholders’ Record at the fifth business day prior to the payment date.

SQM S.A. El Trovador 4285, Las Condes, Santiago, Chile Tel: (56 2) 2425 2000 www.sqm.com
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: September 20, 2017	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

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